zoom

Annual Report

Fiscal 2025



Fellow Shareholders,

FY25 was a transformative year for Zoom. As I reflect on the past twelve months, I am incredibly proud of how we evolved our mission, refined our strategy, and strengthened our value proposition for our customers to position ourselves for long-term success. We sharpened our focus as an AI-first open work platform, while significantly expanding our capabilities across communication and collaboration, customer experience, and employee engagement. Amid ongoing macroeconomic pressures, we executed with agility—dialing up innovation and delivering value to both our customers and shareholders. On the Q4 earnings call, I shared these three key strategic priorities:

- Expand AI capabilities to drive customer value
- Rapidly innovate within Zoom Workplace
- Scale growth businesses such as Contact Center and Workvivo

These priorities are guiding Zoom now and as we look ahead, building upon the progress achieved in FY25.

Expanding AI capabilities to drive customer value

Since its release in September 2023, Zoom AI Companion has rapidly become an indispensable part of our platform, driving customer value and competitive differentiation. At Zoomtopia in October 2024, we shared that more than four million accounts have AI Companion enabled—and that number has grown significantly since. More importantly, AI usage is taking hold at an accelerated pace; in Q4 the number of Monthly Active Users[1] increased 68% quarter over quarter, up from 59% in Q3. This trend underscores the rising demand for practical, integrated AI solutions designed to boost productivity, drive revenue, reduce costs, and enable people to focus on their most important work.

Zoom was among the first to adopt a federated, multi-model approach to AI, untethering from any one technology. This flexible approach enables us to dynamically select the most suitable model for each task, delivering the highest quality for customers while optimizing for cost efficiency. We were also early in

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[1] Monthly Active Users represents the number of unique users using at least one feature of Zoom AI Companion in the previous 28 days.

committing to developing our AI technology without training on customer content, staying true to our deeply-held belief that trust is paramount and the best way to drive adoption of our products.

During our Zoomtopia conference in San Jose, we showcased breakthrough innovation and unveiled AI Companion 2.0, marking a step change in the evolution of Zoom's AI capabilities. This release built upon the success of popular AI Companion features like meeting summaries and in-meeting questions, and leverages the deep contextual advantages of Zoom's system of engagement to synthesize information and take action on the user's behalf. New capabilities in memory, reasoning, orchestration, and integrations with leading productivity suites represent a thoughtful and deliberate evolution from a task-specific assistant towards being truly agentic.

Our innovation engine and ambitious roadmap continue to expand Zoom's total addressable market and directly address customers' pain points. The Custom AI Companion, our first paid AI add-on in Workplace, is designed to automate workplace tasks through powerful, customizable agents. This allows organizations to tailor AI to their unique needs by connecting with their existing data and integrating seamlessly with third-party tools to drive intelligent, agentic actions. We also announced verticalized AI solutions for Healthcare and Education, and Zoom Workplace for Frontline—all on track to be generally available in FY26. These purpose-built offerings are natural extensions of our core collaboration suite and are designed to unlock growth in industries undergoing rapid transformation driven by AI automation.

Rapidly innovating within Zoom Workplace

Zoom Workplace continued to evolve in FY25, with AI infused across Zoom Phone, Meetings, Team Chat, Whiteboard and more. In Q1 we rolled out a refreshed user interface, expanded integrations, and new workflow automation capabilities. The redesigned interface streamlines the user experience, positioning Team Chat as a centralized hub for asynchronous communications—with intuitive access and seamless interoperability across all Zoom collaboration tools. In Q2 we took a major step forward in our platform vision with the launch of Zoom Docs, a powerful AI-native offering that extends our presence across more touchpoints in the productivity lifecycle. Zoom Docs enables users to transform information from across

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission File Number 001-38865

Zoom Communications, Inc.

(Exact name of registrant as specified in its Charter)

Delaware	**61-1648780**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

55 Almaden Boulevard, 6th Floor
San Jose, California 95113
(Address of principal executive offices and Zip Code)

(888) 799-9666
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.001 par value per share	ZM	The Nasdaq Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's Class A common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's Class A common stock on July 31, 2024 as reported by the Nasdaq Global Select Market on such date was approximately $15.8 billion. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of February 14, 2025, the number of shares of the registrant's Class A common stock outstanding was 262,753,519 and the number of shares of the registrant's Class B common stock outstanding was 42,480,334.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2025 Annual Meeting of Stockholders are incorporated herein by references in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2025.

Auditor Name: KPMG LLP   Auditor Location: San Francisco, California   Auditor Firm ID: 185

TABLE OF CONTENTS

Part I

Part II

Part III

Part IV

Unless the context suggests otherwise, references in this Annual Report on Form 10-K to "Zoom," the "Company," "we," "us" and "our" refer to Zoom Communications, Inc. and, where appropriate, its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition; business strategy and plans; and objectives of management for future operations, including our statements regarding the benefits and timing of the rollout of new technology, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would" or the negative of these words or other similar terms or expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about: our future financial performance, including our revenue, cost of revenue, gross profit, margins, and operating expenses; trends in our key business metrics; the sufficiency of our cash and cash equivalents, investments, and cash provided by sales of our products and services to meet our liquidity needs; market trends; our market position and opportunity; our growth strategy and business aspirations for our communications and collaboration platform and evolving AI capabilities; our product strategy; our efforts to enhance the security and privacy of our platform; our ability to operate our business and effectively manage our scale under evolving macroeconomic conditions, such as geopolitical conflicts, tariffs and trade tensions, inflationary pressures, interest rate fluctuations, and foreign currency exchange rate volatility; our ability to become the ubiquitous platform for communications and collaboration; our ability to attract new customers and retain existing customers; our ability to successfully expand into our existing markets and into new markets; our ability to effectively manage our growth and future expenses; and the impact of recent accounting pronouncements on our consolidated financial statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that such information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed with the Securities and Exchange Commission as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

SUMMARY RISK FACTORS

Investing in our Class A common stock involves numerous risks, including the risks described in "Part I—Item 1A. Risk Factors" of this Annual Report on Form 10-K. Below are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects.

- Our business depends on our ability to attract new customers, retain and upsell additional products and new product categories to existing customers, and upgrade free users to one of our paid offerings. Any decline in new customers, renewals, or upgrades would harm our business.

- Our revenue growth rate has fluctuated in prior periods, and may continue to decline in future periods.

- Interruptions, delays, or outages in service from our co-located data centers or cloud hosting services and a variety of other factors, would impair the delivery of our services, require us to issue credits or pay penalties, and harm our business.

- We operate in competitive markets, and we must continue to compete effectively. Many of our actual and potential competitors benefit from competitive advantages over us, such as greater name recognition; longer operating histories; more varied products and services; larger marketing budgets; more established marketing, customer and partner relationships; more third-party integrations; greater accessibility across devices and applications; greater access to larger user bases; major distribution agreements with hardware manufacturers and resellers; and greater financial, technical, and other resources. In addition, as we introduce new products and services to our platform, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future.

- Our business may be significantly affected by changes in the economy, including any resulting effect on consumer or business spending.

- As we increase sales to large organizations, our sales cycles have and could continue to lengthen, and we could experience greater deployment challenges.

- We generate revenue from sales of subscriptions to our platform, and any decline in demand for our platform or for communications and collaboration technologies in general would harm our business.

- We have incurred net losses in the past and there are no assurances we will be able to maintain or increase profitability in the future.

- We may not be able to respond to rapid technological changes, extend our platform or develop new features.

- Our security measures, and those of the third parties with whom we work, have been compromised in the past and may be compromised in the future. If our security measures are compromised in the future or if our information technology fails, this could harm our reputation, expose us to significant fines and liability, impair our sales, and harm our business. In addition, our products and services may be perceived as not being secure. This perception may result in customers and users curtailing or ceasing their use of our products, us incurring significant liabilities, and our business being harmed.

- We have a limited operating history at the current scale of our business, which makes it difficult to evaluate our prospects and future results of operations.

- The actual or perceived failure by us, our customers, partners, or vendors to comply with stringent and evolving laws and regulations, industry standards, policies, and contractual obligations relating to privacy, data protection, information security laws, and other matters could harm, and has in the past harmed, our reputation and business or subject us to significant fines and liability.

- If we were to lose the services of our Chief Executive Officer or other members of our senior management team, we may not be able to execute our business strategy.

- We have significant and expanding operations outside the United States, which may subject us to increased business, regulatory, and economic risks that could harm our business.

- We may be subject to, or respond to requests from law enforcement in connection with enforcement of, a variety of U.S. and international laws that could result in claims, increase the cost of operations, or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.

- A number of our products, including Zoom Phone, are subject to U.S. federal and international regulation, and other products we may introduce in the future may also be subject to U.S. federal, state, or international laws, rules, and regulations. Any failure to comply with such laws, rules, and regulations could harm our business and expose us to liability.

- We use generative artificial intelligence ("AI") in our products and services, which may result in operational challenges, legal liability, reputational concerns, competitive risks and regulatory concerns that could adversely affect our business and results of operations.

- The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to our initial public offering, including our executive officers, employees, and directors and their affiliates, limiting your ability to influence corporate matters.

If we are unable to adequately address these and other risks we face, our business may be harmed.

PART I

Item 1. BUSINESS

Overview

Our mission is to provide an AI-first work platform for human connection. Our culture of delivering happiness drives our mission and values and is fundamental to everything we do at Zoom.

Zoom Workplace with AI Companion is an open, AI-first work platform for human connection. Zoom Workplace makes connecting easier, more immersive, and more dynamic for businesses and individuals. We're committed to evolving our platform in ways that empower limitless human connection and solve real business problems. All of our product innovation has a unified goal: to help streamline the workday through effective communication and collaboration tools. Together with Zoom Workplace, Zoom's Business Services for sales, marketing, and customer experience teams, including Zoom Contact Center, Zoom Revenue Accelerator and Zoom Events strengthen customer relationships throughout the customer lifecycle. The Zoom platform makes teamwork more meaningful, drives impact with intelligence, strengthens customer relationships, and enables seamless workflows. Trust is a cornerstone of the Zoom platform. We equip users with a comprehensive set of tools to make their interactions safe, secure, and private. We believe that strong security should never compromise a great user experience.

Businesses of all sizes and individuals alike choose Zoom over other industry players for several reasons:

- **We care for customers at Zoom speed:** Zoom puts customers first and is committed to providing a platform and products that people love. Zoom listens to its customers and puts innovation in customers' hands quickly to serve their needs.

- **AI-first:** Zoom's mission is to deliver an AI-first work platform for human connection. This AI-first approach to Zoom Workplace and Zoom Business Services is designed to allow individuals and teams to free up time and focus on what matters most: engaging, connecting, and delivering creative and insightful work, all within one unified platform

- **Enterprise readiness:** Zoom is built to meet the needs of enterprises, with robust reliability, security, compliance, and privacy capabilities and policies.

- **Designed for flexible work:** Zoom is a platform designed for flexible communication and today's flexible work needs.

- **Zoom just works:** Ease of use is a core design principle, along with quality and reliability.

- **Cost-effective and value-focused:** The total cost of ownership of the Zoom platform, across the employee experience and customer experience, is less than that of our competitors.

- **Open platform that enables customer choice:** The Zoom developer ecosystem enables customers to choose the apps and integrations they prefer. Zoom offers more than 2,900 apps on the Zoom App Marketplace and integrations with key software vendors, such as Microsoft and Google.

We're on a mission to reimagine the way the world communicates and collaborates. Zoom brings employee and customer experience together into a single, AI-first, open platform that people love to use. Flagship products like Zoom Meetings, Zoom Phone, Zoom Team Chat, and Zoom Docs are among the core products on the platform that are critical to business communication and collaboration needs. We strive to continue building a platform that helps people work smarter, be more engaged with work, and better connect with each other. AI has been core to Zoom's product DNA over many years, grounded in our conviction that AI can make work more human by strengthening collaboration, productivity, and inclusivity.

In fiscal year 2025, Zoom continued to invest in AI and focused on three key areas regarding AI: supporting individual productivity, powering better collaboration, and helping customer-facing teams deliver meaningful business value to delight their customers. In September 2023, we launched Zoom AI Companion, our smart assistant that is designed to empower workers to increase productivity, improve team effectiveness, and enhance skills. Additionally, we introduced our federated approach to AI, which enables the use of multiple large language models ("LLMs"), including Zoom's own, to complete each task for users. Zoom's federated approach allows its tech stack to dynamically select from multiple AI models, including those from OpenAI, Anthropic, and Meta, making AI accessible and affordable so that more people can incorporate them in their day-to-day workflows. With these advancements in AI Companion and our broader AI strategy, we believe we're well-positioned as AI technology continues to evolve. We are evolving agentic AI capabilities within AI Companion that will continue to deliver practical value to customers while building on our ambitious vision of AI that truly amplifies human potential for our customers. In line with our commitment to responsible AI, Zoom does not use customer audio, video, chat, screen sharing, attachments, or other communications (such as poll results, whiteboard, and reactions) to train Zoom's or third-party AI models.

Zoom continues to be at the center of flexible work. Our continued product innovation is laser-focused on supporting a flexible work environment, with new innovations in areas such as document collaboration, hybrid workspaces, and employee communication. Additionally, our employee experience platform, Workvivo, deepened our commitment to creating a platform that is focused on connecting and engaging employees.

Unlike most Contact Center as a Service ("CCaaS") solutions that are only optimized for voice, Zoom Contact Center is an omnichannel cloud contact center platform that is optimized for video and intentionally supports a robust suite of channels, such as voice and video, SMS, and webchat. The result is a one-stop shop designed for customer experience leaders to deliver excellence to their customers and to strengthen workforce engagement.

The happiness we deliver is recognized by our customers. Zoom has consistently earned high scores across customer review sites, Gartner Peer Insights, TrustRadius, and G2, including being recognized as a 2024 Customers' Choice in the Gartner Peer Insight "Voice of the Customer" for Unified Communications as a Service ("UCaaS") and Visual Collaboration Applications, and a Leader badge for Zoom Contact Center by G2. Industry analysts also recognize our market leadership across our platform and products: Gartner has named Zoom a leader in the Magic Quadrant for UCaaS for the fourth year in a row, and Workvivo was named a leader in the Magic Quadrant for Intranet Packaged Solutions. Forrester published its Forrester Wave for Conversational Intelligence, where Zoom Revenue Accelerator debuted as a "Strong" player. IDC named Zoom Events as a leader in its IDC MarketScape for Worldwide Virtual Events Applications. Zoom Workplace was also named Editor's Choice and one of the Best Products and Services of the Year (2024) by PC Mag, included in Fast Company's 2024 Most Innovative Companies list, and awarded CRN Tech Innovators Award for Zoom AI Companion, as well as Best Unified Communications Platform >$250m, Best UCaaS Provider AMERICAS, Best Collaboration Platform, and Best Hybrid Workplace Product from UC Today.

Our Growth Strategy

We focus on the following elements of our strategy to drive our growth:

- **Keep our existing customers happy.** We deliver happiness to our customers by giving them experiences that add meaningful business value and delight them. We respond to customer needs with action to drive positive user experiences. We believe these practices result in our high scores across customer review sites and will continue to generate referrals from our existing customers, providing meaningful viral adoption for the foreseeable future.

- **Drive new customer acquisition.** Our platform is designed to make it easy to host meetings. By attracting free users to our platform, we promote usage that allows them and their meeting attendees to experience the Zoom difference. We complement this lead-generation model with our multipronged go-to-market strategy that integrates the viral enthusiasm for our platform with optimal routes-to-market, including direct sales representatives, online channel, resellers, and strategic partners. This approach is designed to allow us to cost-effectively drive upgrades to our paid offering and expansion within organizations of all sizes and verticals.

- **Innovate our platform continuously.** Our engineers aim to stay on the cutting edge of communication, collaboration, and AI technologies. We strive to deliver the best experience to our users by dedicating a portion of our engineering capacity to developing on-demand, customer-requested features that would be valuable across our customer base. Our core areas of focus are bolstering innovation on products in the following categories: employee experience, customer experience, core communications, generative AI and departmental and industry-specific solutions.

- **Drive international expansion.** With users, offices, and data centers strategically located around the world, we are poised to reach new customers globally. Our platform is intuitively designed such that localization requirements are minimal. For example, our platform works without intensive translation requirements with only a few language adjustments to our user interface and support systems. Zoom continues to make meetings more effective and inclusive with new language captions and translations. Within a Zoom Meeting, translated captions will translate the source language into English captions or translate from English to the language selected by the meeting participant. Translated captions support more than 35 languages. This facilitates seamless collaboration and helps to improve attendee engagement, including after the meeting, through AI Companion summaries.

- **Expand within existing customers.** As organizations experience our platform and become familiar with its benefits, more teams and departments within these organizations adopt Zoom. Our platform may begin in a line of business and then organically expand across departments. This "land and expand" model has led to some of our largest deployments. Customers are also purchasing services for events, webinars, room solutions, phone, contact center, and employee experience, creating a complete and integrated set of communications services.

- **Grow our developer ecosystem and continue to expand our platform.** Through the Zoom Developer ecosystem, we enable customers and their developers to build their own solutions with our underlying platform technology, seamlessly embed our platform into their own offerings, and integrate their applications across Zoom products using our extensive library of application program interfaces ("APIs") and selection of software development kits ("SDKs"). Our app marketplace further extends the value and adoption of Zoom with our customers through the development and distribution of apps and integrations. We continue to partner with video conferencing hardware and peripheral providers, as well as with software providers, including Palo Alto Networks, Zendesk, and Box.

Our Platform

We provide an open, AI-first work platform for human connection that delivers happiness and fundamentally changes how people interact, connecting them through frictionless and secure meetings, phone, chat, content sharing and more. Our products are grouped under the following categories, which are further described below:

- AI - Zoom AI Companion drives impact with intelligence
- Zoom Workplace - Enables seamless collaboration and productivity on a unified platform
- Zoom Business Services - Strengthens customer relationships and delivers superior service
- Employee Experience - Makes teamwork more meaningful and engaging
- Developer Ecosystem - Creates custom integrations and streamlines workflows

AI

Zoom AI Companion

Zoom AI Companion, launched in September 2023, is Zoom's generative AI digital assistant, designed to be seamlessly embedded across Zoom's suite of products to deliver real-time digital assistance and enhance productivity. It works effortlessly across Zoom Meetings, Zoom Team Chat, Zoom Email, Zoom Whiteboard, and Zoom Events and more. Zoom AI Companion uses a federated AI approach that incorporates Zoom's own LLMs with third-party models to deliver high-quality results and lower customer costs. Zoom AI Companion is included at no additional cost for customers with paid services in their Zoom user accounts.

Zoom Workplace

Zoom Meetings

Zoom Meetings provides HD video, voice, chat, and content sharing across mobile devices, desktops, laptops, telephones, and conference room systems. Our architecture can support up to 1,000 video participants in a single meeting. Conversations can be one-to-one, one-to-many, or many-to-many. Zoom Meetings feature a 49-person video gallery view, virtual backgrounds, MP4/M4A cloud/local recording with transcripts, video breakout rooms, screen sharing with annotation, and integrations with other powerful business applications to help teams get more done together. Zoom Meetings integrate with tools created by companies such as Atlassian, Box, Dropbox, Google, LinkedIn, Microsoft, Salesforce, ServiceNow, and Slack. Our meetings are a flexible tool for on-the-go employees who rely on their mobile devices or tablets throughout their business day.

An end-to-end encryption ("E2EE") option is available to free and paid Zoom customers globally who host meetings with up to 1000 participants. Zoom's E2EE uses the same 256-bit AES GCM encryption that secures Zoom meetings by default, but with Zoom's E2EE, the meeting host generates encryption keys and uses public key cryptography to distribute these keys to the other meeting participants. Additionally, a customer-managed key ("CMK") service allows organizations to provide and manage their own encryption keys for certain customer content stored at rest in the Zoom Cloud. The organization needs to manage the keys in the Amazon Web Services Key Management Service. This allows for encryption of applicable content stored in the Zoom Cloud using the keys that the organization controls. We believe Zoom was also the first UCaaS company to offer post-quantum E2EE solution video conferencing. Post-quantum E2EE works across Zoom Workplace, and employs upgraded algorithms designed to be able to withstand the potential future threats of quantum computers.

Translated captions help to remove language barriers, connect people, and promote inclusivity in meetings and webinars. Zoom Meetings currently offers translated captions in 35 languages.

Zoom Phone

Zoom Phone is a cloud phone system for businesses that provides private branch exchange ("PBX") features, such as secure call routing, call queuing, call detail reports, call recording, call quality monitoring, voicemail, switch to video, and much more. Zoom Phone provides inbound and outbound calling via its support for native connectivity to the public switched telephone network ("PSTN"). Available stand-alone, or as an optional add-on to Zoom Meetings, Zoom Phone is a core component of our modern UCaaS strategy that enables customers to replace their existing PBX solution and consolidate all of their business communications and collaboration requirements onto Zoom. As of January 31, 2025, Zoom Phone provided native PSTN connectivity in more than 45 countries and territories.

Zoom Phone also supports Premises Peering and Cloud Peering, which provide customers with the flexibility to keep their current PSTN service providers by redirecting existing third-party voice circuits to the Zoom Phone Cloud. Hybrid connectivity is also supported, allowing customers to mix native Zoom Phone calling plans and third-party voice circuits. This unique capability allows customers to enjoy all of the benefits and features of Zoom Phone while keeping their existing service provider contracts, phone numbers, and calling rates with their preferred carrier of record.

Zoom Phone Provider Exchange makes it easier for customers to choose their preferred PSTN provider partners, providing an improved way to connect with cloud peering partners, promote the discovery of new providers, and enable self-service of phone numbers from selected partners. As of January 31, 2025, there are more than 90 countries and territories included in the Provider Exchange program.

Zoom Team Chat

Zoom Team Chat, which is included in Zoom Workplace and Zoom Phone plans, enables organizations and teams to communicate and collaborate in groups, channels, or one-on-ones and to stay connected by instantly sharing messages, images, files, and other content across desktop, laptop, tablet, and mobile devices. With Zoom Team Chat, users can easily invite people outside their organization to a chat conversation and quickly switch from a chat to a phone call or video meeting during a conversation. Zoom Team Chat also features content storage for users who want discoverability and the ability to review their conversations or shared files. There are dozens of Zoom Team Chat-compatible applications available in the Zoom App Marketplace that provide notifications and improved workflow for other enterprise systems.

Zoom Mail and Calendar

Zoom Mail and Calendar includes both client experiences (Zoom Mail Client, Zoom Calendar Client) and service components (Zoom Mail Service, Zoom Calendar Service). Zoom Mail Client and Zoom Calendar Client can be used with third-party email and calendaring services from Microsoft or Google, or with Zoom Mail Service and Calendar Service.

Zoom Workflow Automation

Zoom Workflow Automation is a no-code workflow builder that helps users build complex workflows across Zoom Workplace and third-party applications so they can spend time on more meaningful work and collaborate more seamlessly with colleagues.

Zoom Docs

Zoom Docs is a dedicated, modular workspace for efficient, dynamic hybrid collaboration. With Zoom Docs, users get a singular workspace designed to bring their teams together to share ideas and get more done, all powered by AI. It helps tie together our collection of communication modalities, with online word processing now threaded throughout the Zoom platform.

Zoom Whiteboard

Zoom Whiteboard is an interactive canvas that allows teams to collaborate and brainstorm through the use of templates, drag-and-drop shapes and objects, text, diagramming tools, and integrations with third-party services. Zoom Whiteboard is a persistent collaboration tool that works across Zoom Meetings, Zoom Team Chat, Zoom Rooms for Touch, Zoom Workplace desktop and mobile apps, and web browsers. Whiteboards can be shared with internal and external participants.

Zoom Clips

Zoom Clips is a convenient solution for capturing both video and screen content. Zoom Clips enables users to effortlessly and quickly record, edit, share, store, and analyze short video "clips," as well as comment/react to other user's clips, to keep the collaboration going. Clips are particularly valuable when demonstrating or showcasing product features or functionalities. Zoom Clips is included with Zoom Workspace paid plans.

Zoom Business Services

Zoom Contact Center

Zoom Contact Center is an omnichannel solution that helps empower and upskill agents, improve operational effectiveness and strengthen customer relationships. Built on Zoom's reliable and secure platform, Zoom Contact Center enriches customer engagement by delivering highly personalized and seamless customer journeys across all channels. The capabilities of Zoom Contact Center are further enhanced when integrated with Zoom Virtual Agent, our intelligent AI-powered chatbot and Zoom's Workforce Engagement Management suite, including Workforce Management and Quality Management for Contact Center customers. Together, these solutions form an all-in-one, comprehensive contact center solution designed to elevate every aspect of the customer experience.

Zoom Revenue Accelerator

Zoom Revenue Accelerator is conversation intelligence software for Zoom Meetings and Zoom Phone, which provides sales teams with meaningful and actionable insights from their customer interactions to improve seller performance and enhance customer experiences by reconciling call analytics with CRM data.

Zoom Events

Built on Zoom's reliable and secure video technology, Zoom Events allows event hosts to seamlessly create and manage virtual and hybrid events of any size. Zoom Events offers features such as event hubs, dedicated corporate event spaces, customizable registration and ticketing, attendee networking, Expo Floor and event analytics. This comprehensive solution is designed to simplify how users manage, host, market, and report on all of their virtual and hybrid events.

Zoom Sessions

Zoom Sessions allows customers to use the signature features of Zoom Events for a single-session event, including branded registration and event pages, live polling, surveys and chat, advanced reporting, and the ability to organize upcoming and past events in one place.

Zoom Webinars

Zoom Webinars support interactive video presentations to large audiences from almost anywhere in the world and from many devices. Zoom Webinars can scale up to 1 million attendees (with the expanded single-use license) and last up to 30 hours with 1,000 interactive video panelists. With webinars, customers have control over the video viewing experience and attendees join to listen, learn, and interact using chat, Q&A, live polling, and more. Our powerful third-party integrations help users maximize usage of their webinars and expand capabilities with paid registration, marketing automation, lead nurturing, and learning management.

Employee Experience

Workvivo

Workvivo is an all-in-one employee experience platform ("EXP") designed to simplify internal communication, drive engagement, and foster a strong company culture. Workvivo combines internal tools for communication, employee recognition, and an intranet, into a single platform. Workvivo provides a new way for customers to keep their employees informed, engaged, and connected. Workvivo consists of a monthly subscription and optional add-on features for an additional fee.

Zoom Rooms

Zoom Rooms is our software-based conference room system that transforms every room – from executive offices, huddle rooms, and training rooms, to broadcast studios – into a collaboration space that is easy to use, simple to deploy, and low-effort to manage. Designed to increase workforce collaboration across in-room and virtual participants, Zoom Rooms brings one-click-to-join meetings, wireless multi-sharing, interactive whiteboarding, intuitive room controls, scheduling, enhancements, digital signage and other features to the Zoom Meeting experience and hybrid work experience.

Workspace Reservation

Zoom Workspace Reservation is a service that enables the management of physical spaces with tools for customers to reserve and manage their workspace utilization by connecting users to workspaces. It enhances and streamlines hotdesking and hoteling experiences and can provide recommendations for a workspace location or time to reserve. Users can reserve a work location time and duration in advance or on-demand by selecting a location on a floor plan. Administrators can learn more about the utilization of their workspaces to support the planning and optimization of their locations.

Developer Ecosystem

Zoom Developer Platform and App Marketplace

The Zoom Developer Platform enables developers, platform integrators, service providers, and customers to easily build apps and integrations that use Zoom's video-based communications solutions across video, phone, and chat, or integrate Zoom's core technology into their products and services, with opportunities for co-marketing, discovery, and distribution. Our developer platform also allows Zoom customers to administer their accounts including managing app requests and provisioning, as well as optimizing account usage with access to dashboards and usage metrics. With our SDKs, APIs, webhooks, and extensive developer resources, Zoom, third-party developers, and partners can build and publish applications on our App Marketplace that integrate our platform with other globally in-demand applications, platforms, websites, and services. Our customers also have access to tools and resources to develop private applications that integrate Zoom Workplace and Zoom technology into their workflows and systems.

Zoom Apps

Zoom Apps combine users' favorite apps with the power of video communications by allowing users to access them directly in Zoom Meetings. Users can enrich their Zoom experience with a variety of apps that cover many use cases, including whiteboarding, project management, note-taking, gaming, and more. Zoom Essential Apps, launched in January 2023, provides access to a curated list of apps at no cost for one year after app activation for Zoom Workplace Pro, Business and Business Plus users to enhance their Zoom experience, such as through visual agendas, automated tools to keep meetings on track and interactive activities to add energy and fun to meetings.

Our Technology and Infrastructure

Our unique technology and infrastructure enable best-in-class reliability, scalability, and performance. We designed our open, AI-first collaboration platform to help streamline the workday through effective communication and collaboration tools. Our Federated AI approach leverages the best of both our proprietary AI and industry-leading models from partners like OpenAI and Anthropic. The right AI model is applied to each specific task to optimize performance and efficiency.

Video communication presents its own unique set of challenges, requiring significant computing resources for encoding, decoding, multiplexing, and synchronization, along with high network bandwidth and performance. To address this, our platform separates video content processing from the transporting and mixing of streams. We allocate video content processing to intelligent agents that reside on client devices and dynamically encode and decode based on the performance of client technology, network performance, and bandwidth. Our next-generation multimedia router operates on commodity hardware and a globally distributed cloud infrastructure to determine the optimal data centers to host a meeting and an optimal set of paths to connect the participants.

Our Customers

We have customers of all sizes, from individuals to global Fortune 50 organizations. Our current customer base spans countries across the world and numerous industry categories, including education, entertainment/media, enterprise infrastructure, finance, government, health care, manufacturing, nonprofit/not-for-profit and social impact, retail/consumer products, and software/internet. No individual customer represented more than 10% of our total revenue in the fiscal year ended January 31, 2025.

Sales

Our sales model combines our viral demand generation and our free Zoom Meetings and Zoom Workplace basic plan with a sales approach optimized for the size of each customer opportunity. Our direct sales force includes our field sales representatives as well as our inside sales team, and it is organized by customer subscription size, region, and vertical. Our channel team works across a broad channel ecosystem, from resellers to strategic technology and service partners, as well as independent software vendors (ISVs) and service integrators (SIs), to build a strong ecosystem that broadens our reach. Our online channel supports high-volume, high-velocity, self-service sales.

Marketing

Our marketing team's primary objective is to create a preference for our brand by leveraging our brand recognition, enhancing brand perception, and engaging our users with virtual events, content, social media, and customer advisory councils.

We implement targeted online and out-of-home advertising. Our events strategy is based on a combination of online, in-person, and hybrid approaches. Zoomtopia, our annual user conference, provides a hybrid experience for tens of thousands of in-person and virtual attendees.

Research and Development

Zoom's research and development efforts are focused on driving innovation in communication technology. With research teams in China, India, Singapore, and the United States, our global presence supports a "follow the sun" strategy, enabling efficient development of new capabilities. We prioritize advancements in Zoom AI Companion, Zoom Workplace, Zoom Business Services, security, video and audio quality, and seamless integrations. Our team is also dedicated to improving performance across devices and networks, enhancing user experience, and exploring emerging technologies to help shape the future of remote and hybrid workplace. For information on the risks associated with our international operations, see "Risks Related to Our Business and Our Industry" under "Item 1A - Risk Factors."

Our Competition

The markets in which we operate are highly competitive. We face competition from legacy web-based meeting services providers, including Cisco Webex and GoTo, bundled productivity suite providers with communications offerings, including Microsoft 365 (with Teams) and Google Workspace (with Meet), and UCaaS and legacy web-based meeting providers, including Avaya, RingCentral, and 8x8, as well as consumer-facing platforms that can support small- or medium-sized businesses, including Amazon, Apple, and Facebook. Additionally, as our Contact Center customer base continues to grow, we may face additional competition, including from Five9, Inc., Genesys, and NICE inContact.

We believe we compete favorably based on the following competitive factors:

- open, AI-first work platform;

- cloud-native architecture;

- functionality and scalability;

- ease of use and reliability;

- brand awareness and preference;

- ability to utilize existing infrastructure, such as legacy conference room hardware; and

- low total cost of ownership.

Intellectual Property

We rely on a combination of patents, trademarks, copyrights, trade secrets, and contractual protections to establish and protect our intellectual property rights. We actively seek patent protection covering inventions originating from our company. We also pursue the registration and enforcement of trademarks and domain names in the United States and in various jurisdictions outside the United States.

We control access to and use of our proprietary technology and other confidential information through internal and external controls, including contractual protections with employees, contractors, customers, and partners. Our software is protected by U.S. and international intellectual property laws. Our policy requires employees and independent contractors to sign agreements (1) assigning to us any inventions, trade secrets, works of authorship, and other intellectual property generated by them in the course of their employment, and (2) agreeing to protect our confidential information.

In certain circumstances, we license intellectual property from third parties for use in our products. This may include open source software. We take steps to ensure compliance with the terms of the licenses governing such licensed technology. We believe our business is not materially dependent on any individual patent, trademark, copyright, trade secret, or other intellectual property right, whether our own or licensed from third parties. For information on the risks associated with our intellectual property, see "Risks Related to Our Intellectual Property" under "Item 1A - Risk Factors."

Government Regulation

Our business activities are subject to various federal, state, local, and foreign laws, rules, and regulations. Compliance with these laws, rules, and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations, and competitive position as compared to prior periods. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to global trade, business acquisitions, consumer and data protection, and taxes, could have a material impact on our business in subsequent periods. For more information on the potential impacts of government regulations affecting our business, see "Risks Related to Laws and Regulations" under "Item 1A - Risk Factors."

Human Capital

As of January 31, 2025, we had 7,412 full-time employees. Of these employees, 3,568 are in the United States and 3,844 are in our international locations. None of our U.S. employees are represented by a labor union. Employees in two of our non-U.S. subsidiaries have the benefit of a collective bargaining agreement and are represented by a workers' council. We have not experienced interruptions of operations or any work stoppages due to labor disagreements.

Our Culture of Happiness

We are focused on delivering happiness to our employees and customers. We strive to change the way business is done through our communications technology and our company culture. We take happiness so seriously that we have an employee-led happiness committee and crew to facilitate and amplify our efforts to deliver happiness to our employees and customers.

Our culture of delivering happiness drives our mission and values and is fundamental to everything we do at Zoom:

- **Mission.** An AI-first work platform for human connection
- **Values.** We care for our customers, company, communities, teammates, and selves

This culture supports our hiring and serves as a competitive advantage in attracting and retaining top talent. Zoom has been prominently featured in the computer software category on Fortune's 'Most Admired Companies' list four years running and included in Fast Company's 2024 Most Innovative Companies list, as well as Forbes' 2025 list of America's Best Midsize Employers. Additionally, it was named to the Variety500, an award that recognizes the most influential business leaders shaping the industry.

Compensation and Benefits

We offer fair, competitive compensation and benefits that support our employees' overall well-being. Our employees' total compensation packages include base pay, bonuses or sales commissions, and equity. We offer a wide array of benefits including comprehensive healthcare benefits including mental health, and fertility benefits, wellness benefits, a book reimbursement plan to support continuous learning, and charitable gift matching through our Zoom Cares program.

Over the past several years, we conducted a comprehensive employee survey with regular follow-ups and engaged in peer research to make thoughtful decisions on how to move forward in an evolving world of work. Two priorities were immediately clear: keeping our employees safe and supporting them through a meaningful employee experience. We believe maintaining a flexible working environment for our employees is a key priority.

Corporate Information

We were incorporated under the laws of the state of Delaware in April 2011 under the name Saasbee, Inc., and in February 2012, we changed our name to Zoom Communications, Inc. In May 2012, we changed our name to Zoom Video Communications, Inc. In November 2024, we changed our name back to Zoom Communications, Inc. Our principal executive offices are located at 55 Almaden Boulevard, 6th Floor, San Jose, California 95113. Our telephone number is (888) 799-9666. Our website address is https://zoom.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K. The Zoom design logo, "Zoom," "Zoom Communications," and our other registered or common law trademarks, service marks or trade names appearing in this Annual Report on Form 10-K are the property of Zoom Communications, Inc. Other trade names, trademarks, and service marks used in this Annual Report on Form 10-K are the property of their respective owners.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information that we file with the SEC electronically. Copies of our reports on Form 10-K, Forms 10-Q, Forms 8-K, and amendments to those reports may also be obtained, free of charge, electronically through our investor relations website located at investors.zoom.us as soon as reasonably practical after we file such material with, or furnish it to, the SEC.

We announce material information to the public through a variety of means, including filings with the SEC, press releases, our newsroom (news.zoom.us), public conference calls, our website (www.zoom.com), and the investor relations section of our website (investors.zoom.us). We use these channels, as well as social media, including our blog (blog.zoom.us), our X (formerly Twitter) account (@zoom_us), our LinkedIn page (linkedin.com/company/zoom), our Instagram page (instagram.com/zoom), our TikTok page (tiktok.com/@zoom), and our Facebook page (facebook.com/zoom), to communicate with investors and the public about Zoom, our products and services, and other matters. Therefore, we encourage investors, the media, and others interested in Zoom to review the information we make public in these locations, as such information could be deemed to be material information. Information on or that can be accessed through our websites or these social media channels is not part of this Annual Report on Form 10-K, and the inclusion of our website addresses and social media channels are inactive textual references only.

Item 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our securities. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

Our business depends on our ability to attract new customers, retain and upsell additional products and new product categories to existing customers, and upgrade free users to our paid offerings. Any decline in new customers, renewals, or upgrades would harm our business.

Our business depends upon our ability to attract new customers, and maintain and expand our relationships with our existing customers, including upselling additional products and new product categories to our existing customers and upgrading users from a free plan to one of our paid offerings.

Our business is subscription based, and customers are not obligated to, and may choose not to, renew their subscriptions after their existing subscriptions expire. Customers may also terminate or reduce the size of their existing subscriptions. As a result, we cannot provide assurance that customers will renew their subscriptions utilizing the same tier of plan, upgrade to a higher-priced tier, or purchase additional products, if they renew at all. Renewals of subscriptions to our platform may decline or fluctuate because of several factors, such as dissatisfaction with our products and support, a customer no longer having a need for our products, or a belief that a competitor's product is better, more secure, or less expensive than our products and platform. For example, during the COVID-19 pandemic, we saw a significant increase in usage and subscriptions. As a result, our customer base shifted largely from businesses and enterprises to a mix of businesses, enterprises, and consumers. Following the pandemic, some of our customers reduced or discontinued their use of our platform, and additional customers may do so in the future. Additionally, this shift in mix has resulted and may continue to result in higher non-renewal rates than we have experienced in the past. Renewals are also impacted by reductions in customer information technology spending budgets or a decision by the customer to consolidate their spending budgets on one of our competitor's platforms, both of which are more likely to occur during periods of high inflation or recessionary or uncertain economic environments. We must continually add new customers and licenses to grow our business and to replace customers and licenses who choose not to continue to use our platform. Finally, any decrease in user satisfaction with our products or support would harm our brand, word-of-mouth referrals, and ability to grow.

We encourage customers to purchase additional products and encourage users of our free offering to upgrade to one of our paid offerings by recommending additional features and through in-product prompts and notifications. However, free users may never upgrade to one of our paid offerings. We also seek to expand within organizations by adding new licenses, having workplaces purchase additional products, or expanding the use of our platform into other teams and departments within an organization. If we fail to upsell our customers or upgrade free users to one of our paid offerings or expand the number of licenses within organizations, our business would be harmed.

Our revenue growth rate has fluctuated in prior periods, and may continue to decline in future periods.

Our revenue growth has fluctuated in prior periods. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. There are no assurances we will be able to sustain our revenue growth in future periods, and our revenue growth rate may continue to remain flat or decline in future periods. Many factors have and may contribute to declines in our growth rate, including higher market penetration, increased competition, macroeconomic conditions, such as inflation, recessionary or uncertain economic environments, fluctuating foreign currency exchange rates, slowing demand for our platform, a lower than anticipated capitalization on growth opportunities, and the maturation of our business, among others. Our growth rate could adversely affect investors' perceptions of our business and the trading price of our Class A common stock could be adversely affected.

Interruptions, delays, or outages in service from our co-located data centers or cloud hosting services and a variety of other factors, would impair the delivery of our services, require us to issue credits or pay penalties, and harm our business.

We currently serve our users from various co-located data centers located throughout the world. We also utilize cloud hosting services such as Amazon Web Services and Oracle Cloud for the hosting of certain critical aspects of our business and Microsoft Azure for limited customer-specified managed services. As part of our distributed meeting architecture, we establish private links between data centers that automatically transfer data between various data centers. Damage to, or failure of, these data centers has in the past resulted in and could in the future result in interruptions or delays in our services. In addition, we have experienced, and may in the future experience, other interruptions and delays in our services caused by a variety of other factors, including, but not limited to, infrastructure changes, vendor (including cloud hosting) issues, human or software errors, viruses, security attacks, ransomware or cyber extortion, fraud, general internet availability issues, spikes in usage, local administrative actions, changes to legal or permitting requirements, and denial of service issues. In some instances, we may not be able to identify the cause or causes of these problems within an acceptable period of time. For example, we have experienced partial outages in our services that impacted a subset of our users for a limited number of hours. Additionally, in connection with the addition of new data centers or expansion or consolidation of our existing data center facilities or other reasons, we may move or transfer our data and our users' metadata to other data centers, not including our China data center. Despite precautions that we take during this process, any unsuccessful data transfers may impair or cause disruptions in the delivery of our service, and we may incur significant costs in connection with any such move or transfer. Interruptions, delays, or outages in our services would reduce our revenue; may require us to issue credits or pay penalties; may subject us to claims and litigation; and may cause customers to terminate their subscriptions and adversely affect our ability to attract new customers. Our ability to attract and retain customers and licenses depends on our ability to provide customers and users with a highly reliable platform and even minor interruptions or delays in our services could harm our business.

Additionally, if our data centers or cloud hosting services are unable to keep up with our increasing needs for capacity, customers may experience delays or interruptions in service as we seek to obtain additional capacity, which could result in the loss of customers who use our unified communications and collaboration platform because of its reliability and performance. We plan to continue our practice of opening new co-located data centers throughout the world to meet increased demand, but we may be unable to bring additional data centers online in a timely manner, including as a result of current shortages for certain parts, such as servers.

We do not control, or in some cases have limited control over, the operation of the co-located data center facilities and cloud hosting services we use, and they are vulnerable to damage or interruption from human error; intentional bad acts; earthquakes; floods; fires; hurricanes; war; terrorist attacks; power losses; hardware failures; systems failures; telecommunications failures; disease; and other public health related measures, any of which could disrupt our service. In the event of significant physical damage to one of these data centers or disruption of the cloud hosting services we use, it may take a significant period of time to achieve full resumption of our services and our disaster recovery planning may not account for all eventualities. Despite precautions taken at these data center facilities, the occurrence of a natural disaster, an act of terrorism, or other act of malfeasance, a decision to close the facilities without adequate notice or other unanticipated problems at the facilities would harm our business.

We operate in competitive markets, and we must continue to compete effectively.

The market for communication and collaboration technologies platforms is competitive and rapidly changing and includes companies ranging from new market entrants to hyperscalers that provide technologies to improve communication and collaboration technologies platforms either as bundled solutions or standalone products. Given the range of companies in this space, maintaining an open and robust marketplace with fair competition is important. Certain features of our current platform compete in the communication and collaboration technologies market with products offered by:

- bundled productivity suite providers with communication offerings, including Microsoft 365 (with Teams) and Google Workspace (with Meet);

- legacy web-based meeting providers, including Cisco Webex and GoTo;

- UCaaS and legacy PBX providers, including Avaya, RingCentral, and 8x8; and

- consumer-facing platforms that can support small- or medium-sized businesses, including Amazon, Apple, and Facebook.

Other large established companies may also make investments in video communications tools. In addition, as we introduce new products and services into our platform, and with the introduction of new technologies and market entrants, including AI, we expect competition to continue to intensify.

In February 2022, we launched Zoom Contact Center, an omnichannel contact center solution that is optimized for video, which competes against companies that offer similar services, such as Five9, Genesys, and NICE inContact, and new competitors that may enter that market in the future. As we continue to build out our platform, we may face increased competition against companies that offer similar services and new competitors that may enter that market in the future. During the COVID-19 pandemic, we saw a significant increase in usage and subscriptions from smaller customers, many of whom are consumers or small and medium sized businesses. With respect to these smaller customers, we face competition from more consumer-oriented platforms, most of which have more experience with the consumer market than we do. Further, many of our actual and potential competitors benefit from competitive advantages over us, such as greater name recognition; longer operating histories; more varied products and services; larger marketing budgets; more established marketing, customers and partner relationships; more third-party integrations; greater accessibility across devices and applications; greater access to larger user bases; major distribution agreements with hardware manufacturers and resellers; and greater financial, technical, and other resources. Some of our competitors may make acquisitions or strategic investments or enter into strategic relationships to offer a broader range of products and services than we do, which may prevent us from using such third parties' technology or offering such products or services. These combinations may make it more difficult for us to compete effectively. We expect these trends to continue as competitors attempt to strengthen or maintain their market positions.

Demand for our platform is also price sensitive. Many factors, including our marketing, user acquisition, and technology costs, and our current and future competitors' pricing and marketing strategies, can significantly affect our pricing strategies. Certain competitors offer, or may in the future offer, lower-priced or free products, or services that compete with our platform, or may bundle and offer a broader range of products and services than we do. Similarly, certain competitors may use marketing strategies that enable them to acquire customers at a lower cost than we can. Furthermore, third parties could build products similar to ours that rely on open source software. Even if such products do not include all the features and functionality that our platform provides, we could face pricing pressure from these third parties to the extent that users find such alternative products to be sufficient to meet their needs. In some cases, we have been forced to engage in price-cutting initiatives or other discounts to attract and retain customers in response to competitive pressures, and may have to do so in the future. We, on occasion, offer customers a free period of time at the beginning of the subscription term that can result in deferred billings or long-term accounts receivable and increase the risk of loss on uncollected accounts receivable.

Our results have fluctuated and may in the future fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations have fluctuated and may in the future fluctuate significantly, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. For example, during fiscal year 2021, we experienced rapid growth in usage of our unified communications and collaboration platform largely due to the COVID-19 pandemic, a significant portion of which was attributable to free Basic accounts, which do not generate any revenue. To meet this increased demand, we have incurred and expect to continue to incur significant costs associated with upgrading our infrastructure and expanding our capacity. Fluctuations in our results may negatively impact the value of our securities. Factors that may cause fluctuations in our results of operations include, without limitation, those listed below:

- our ability to retain and upgrade customers to higher-priced plans;

- our ability to attract new customers and upgrade free users to one of our paid offerings;

- our ability to hire and retain employees, in particular those responsible for the selling or marketing of our platform;

- our ability to hire, develop, and retain talented sales personnel who are able to achieve desired productivity levels in a reasonable period of time and provide sales leadership in areas in which we are expanding our sales and marketing efforts;

- changes in the way we organize and compensate our sales teams;

- the timing of expenses and recognition of revenue;

- our ability to increase sales to large organizations;

- the length of our sales cycles and linearity of our bookings, especially with respect to sales to large enterprises and highly regulated industries, including financial services and U.S. federal and state and foreign governmental agencies;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure, as well as international expansion and entry into operating leases, and the hiring and retention of personnel who can build, manage, and maintain our expanded business operations and infrastructure;

- timing and effectiveness of new sales and marketing initiatives;

- changes in our pricing policies or those of our competitors;

- our ability to hire and retain experienced research and development personnel to design new products, features, and functionality that meet our privacy and security standards;

- the timing and success of new products, features, and functionality by us or our competitors;

- interruptions or delays in our service, network outages, or actual, alleged, or perceived privacy violations or issues or security vulnerabilities, incidents, or breaches;

- lawsuits, regulatory actions or investigations, legislator scrutiny, or negative publicity arising from actual, alleged, or perceived privacy violations or issues or security vulnerabilities, incidents, or breaches;

- changes in the competitive dynamics of our industry, including consolidation among competitors;

- changes in laws and regulations that impact our business;

- any large indemnification payments to our users or other third parties;

- the timing of expenses related to any future acquisitions; and

- general economic and market conditions.

Our business may be significantly affected by changes in the economy, including any resulting effect on consumer or business spending.

Our business may be significantly affected by changes in the economy, such as high inflation and the responses by central banking authorities to control such inflation, recessionary or uncertain environments, fluctuations in the foreign currency exchange rates and geopolitical tensions and military conflicts, including the ongoing conflicts between Russia and Ukraine and in the Middle East, and tariffs and trade tensions, including the United States' ongoing trade disputes with China and other countries. While some customers may view a subscription to our platform as a cost-saving purchase, decreasing the need for business travel, others may view a subscription to our platform as a discretionary purchase, and our customers may reduce their information technology spending on our platform during an economic downturn or during times of economic uncertainty. Given current economic conditions, including inflation, we have experienced and may continue to experience a loss of users and customers, as well as a reduction in demand for our platform, especially if the effects of the current economic environment have a prolonged impact on various industries that our unified communications and collaboration platform addresses. In addition to the foregoing, adverse developments that affect financial institutions, transactional counterparties or other third parties, such as bank failures, or concerns or speculation about any similar events or risks, could lead to market-wide liquidity problems, which in turn may cause third parties, including customers, to become unable to meet their obligations under various types of financial arrangements as well as general disruptions or instability in the financial markets. Moreover, we have lost and may continue to lose customers as a result of such customers ceasing to do business, and we have experienced and may continue to experience a material increase in longer payment cycles and greater difficulty in collecting accounts receivable from certain customers. These issues may continue in the future if current economic conditions continue or worsen.

As we increase sales to large organizations, our sales cycles have and could continue to lengthen, and we could experience greater deployment challenges.

We invest significant resources into sales to large organizations. Large organizations typically undertake a significant evaluation and negotiation process due to their leverage, size, organizational structure, and approval requirements, all of which have and may continue to lengthen our sales cycle. We have also faced and may in the future face unexpected deployment challenges with large organizations or more complicated deployment of some or all aspects of our platform. Large organizations may demand additional features, support services and pricing concessions, or require additional security management or control features. We may spend substantial time, effort, and money on sales efforts to large organizations without any assurance that our efforts will produce any sales or that these customers will deploy our platform widely enough across their organization to justify our substantial up-front investment. As a result, we anticipate increased sales to large organizations will lead to higher up-front sales costs and greater unpredictability in our business, results of operations, and financial condition.

We generate revenue from sales of subscriptions to our platform, and any decline in demand for our platform or for communications and collaboration technologies in general would harm our business.

We generate, and expect to continue to generate, revenue from the sale of subscriptions to our platform. As a result, widespread acceptance and use of communications and collaboration technologies in general, and our platform in particular, is critical to our future growth and success. If the communications and collaboration technologies market fails to grow, or grows more slowly than we currently anticipate, demand for our platform could be negatively affected.

Changes in user preferences for communications and collaboration technologies may have a disproportionately greater impact on us than if we offered multiple platforms or disparate products. Demand for communications and collaboration technologies in general, and our platform in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

- general awareness of the communications and collaboration technologies category;

- availability of products and services that compete with ours;

- new modes of communications and collaboration that may be developed in the future;

- a reduction in customer information technology spending budgets, or a consolidation of spending budgets on our competitors' platforms, especially during periods of inflation or recessionary or uncertain economic environments;

- ease of adoption and use;

- features and platform experience;

- reliability of our platform, including frequency of outages;

- performance;

- brand;

- user support; and

- pricing.

The communications and collaboration technologies market is subject to rapidly changing user demand and trends in preferences. If we fail to successfully predict and address these changes and trends, meet user demands, or achieve more widespread market acceptance of our platform, our business would be harmed.

We have incurred net losses in the past and there are no assurances we will be able to maintain or increase profitability in the future.

We have incurred net losses in the past and could incur net losses in the future. We intend to continue to expend significant funds on our sales and marketing efforts to attract new customers, expand the number of licenses and services used by our customers and develop and enhance our products. We also intend to continue investing in general corporate purposes, including operations, hiring additional personnel, including through acquisitions of other businesses, upgrading our infrastructure, addressing security and privacy issues, and expanding into new geographies and markets. To the extent we are successful in increasing our customer base, we may also incur increased losses because, other than sales commissions, the costs associated with acquiring customers are generally incurred up front, while the subscription revenue is generally recognized ratably over the subscription term, which can be monthly, annual, or on a multiyear basis. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses, which may result in decreased profitability. We may incur significant losses in the future for a number of reasons, including as a result of the other risks described herein, and unforeseen expenses, difficulties, complications, delays, and other unknown events. While free users continue to be a meaningful portion of the user base, we have directed marketing programs focused on converting free users to paid subscriptions. Some of these users have upgraded to a paid plan but the remainder have not and may never do so. If we are unable to increase or sustain our profitability, the value of our business and Class A common stock may significantly decrease. Furthermore, it is difficult to predict the size and growth rate of our market, customer demand for our platform, customer adoption and renewal of our platform, the entry of competitive products and services, or the success of existing competitive products and services. As a result, we may not be able to increase or maintain profitability in future periods. If we fail to grow our revenue sufficiently to keep pace with our investments and other expenses, our business would be harmed.

The experience of our users depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third parties to integrate our platform with their solutions, our business may be harmed.

One of the most important features of our platform is its broad interoperability with a range of diverse devices, operating systems, and third-party applications. Our platform is accessible from the web and from devices running Windows, Mac OS, iOS, Android, and Linux. We also have integrations with Atlassian, Dropbox, Google, Microsoft, Salesforce, Slack, and a variety of other productivity, collaboration, data management, and security vendors. We are dependent on the accessibility of our platform across these and other third-party operating systems and applications that we do not control, and some of these third parties can make it more difficult for our platform to interoperate with their systems in favor of competitive platforms. For example, given the broad adoption of Microsoft Office and other productivity software, it is important that we are able to integrate with this software. Several of our competitors own, develop, operate, or distribute operating systems, app stores, co-located data center services, and other software, and also have material business relationships with companies that own, develop, operate, or distribute operating systems, applications markets, co-located data center services, and other software that our platform requires in order to operate. Moreover, some of these competitors have inherent advantages developing products and services that more tightly integrate with their software and hardware platforms or those of their business partners.

Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we, operate and distribute our platform. For example, we currently offer products that directly compete with several large technology companies that we rely on to ensure the interoperability of our platform with their products or services. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business could be harmed.

In addition, we provide, develop, and create applications for our platform partners that integrate our platform with our partners' various offerings. For example, our Zoom Workplace product integrates with tools offered by companies, such as Atlassian and Dropbox, to help teams get more done together. If we are not able to continue and expand on existing and new relationships to integrate our platform with our partners' solutions, or there are quality issues with our products or service interruptions of our products that integrate with our partners' solutions, our business will be harmed.

We are subject to requirements imposed by app stores such as those operated by Apple and Google, who may change their technical requirements or policies in a manner that adversely impacts the way in which we or our partners collect, use and share data from users. For example, Apple recently began requiring mobile applications using its iOS mobile operating system to obtain a user's permission to track them or access their device's advertising identifier for certain purposes. The long-term impact of these and any other privacy and regulatory changes remains uncertain. If we do not comply with applicable requirements imposed by app stores, we could lose access to the app store and users, and our business would be harmed.

We may not be able to respond to rapid technological changes, extend our platform, or develop new features.

The communications and collaboration technologies market is characterized by rapid technological change and frequent new product and service introductions. Our ability to grow our customer base and increase our revenue will depend heavily on our ability to enhance and improve our platform; introduce new features and products; and interoperate across an increasing range of devices, operating systems, and third-party applications. Our customers may require features and capabilities that our current platform does not have. In particular, advancements in technology such as AI and machine learning are changing the way people work, and businesses that are slow to adopt these new technologies may face a competitive disadvantage. We invest significantly in research and development, and our goal is to focus our spending on measures that improve quality and ease of adoption, enhance privacy and security, and create organic demand for our platform. There is no assurance that new additions or other future enhancements to our platform or new product experiences, features, or capabilities will be compelling to our customers or gain market acceptance, or that they will perform as expected. If our research and development investments do not accurately anticipate demand or if we fail to develop our platform in a manner that satisfies customer preferences and requirements in a timely and cost-effective manner, we may fail to retain our existing customers or increase demand for our platform.

The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings, such as AI-powered communication and collaboration tools, could make our platform obsolete or adversely affect our business, results of operations, and financial condition. We may experience difficulties with software development, design, or marketing that could delay or prevent our development, introduction, or implementation of new product experiences, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new features and capabilities and there can be no assurance that new product experiences, features, or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by users brought against us, all of which could harm our business. Moreover, new productivity features to our platform may require substantial investment, and we have no assurance that such investments will be successful. If customers and users do not widely adopt our new product experiences, features, and capabilities, or they do not perform as expected, we may not be able to realize a return on our investment. If we are unable to develop, license, or acquire new features and capabilities to our platform on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, our business would be harmed.

We use generative AI including in our products and services, which may result in operational challenges, legal liability, reputational concerns, competitive risks and regulatory concerns that could adversely affect our business and results of operations.

We use generative AI processes and algorithms, including by deploying generative AI features in our products and services, which may result in adverse effects to our operations, legal liability, reputation and competitive risks. The use of generative and agentic AI at scale is relatively new, and may lead to challenges, concerns and risks that are significant or that we may not be able to predict. For example, AI algorithms use machine learning ("ML") and predictive analytics which may be insufficient, biased, inaccurate or of poor quality, which could result in customer rejection or skepticism of our products, adversely impact the rights of individuals, affect our reputation or brand, and negatively affect our financial results. Additionally, we rely on third parties for certain AI features of our products and if such third parties do not provide us those features (or do not do so on acceptable terms), experience interruptions, or cease operating, we may need to work with another provider, which may take time or may not be possible, and could result in the disruption of certain of our products or services, affect our reputation or brand, and negatively affect our financial results. We could also face claims from third parties claiming infringement of their intellectual property or other proprietary rights with respect to materials used or created by generative or agentic AI tools or features that we believed to be available for use and not subject to such rights. The investment required to bring AI features to market and the costs associated with providing these features to our customers may be significant, and we may be unable to recover these costs if customers and users do not widely adopt these features. We currently offer our AI features at no additional cost, as we believe they will ultimately enhance user satisfaction, improve customer retention, and drive revenue. If such benefits are not realized, the associated investment costs could further negatively impact our margins. Further, use of generative AI tools by our employees or others could result in disclosure of confidential or sensitive company and customer data, reputational harm, and legal liability.

The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to increase our customer base and achieve broader market acceptance of our products and services will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our sales and marketing capabilities, including through strategic partners, both domestically and internationally. If we are unable to expand our sales and marketing operations, our future revenue growth and business could be adversely impacted.

Identifying and recruiting qualified sales representatives and training them is time consuming and resource intensive, and they may not be fully trained and productive for a significant amount of time. We also plan to dedicate significant resources to sales and marketing programs, including internet and other online advertising. All of these efforts will require us to invest significant financial and other resources, as the cost to acquire customers through these efforts is high. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue.

Failures in internet infrastructure or interference with broadband access could cause current or potential users to believe that our systems are unreliable, possibly leading our customers to switch to our competitors, or to cancel their subscriptions to our platform.

Unlike traditional communications and collaboration technologies, our services depend on our users' high-speed broadband access to the internet, usually provided through a cable or digital subscriber line connection. Increasing numbers of users and increasing bandwidth requirements may degrade the performance of our platform due to capacity constraints and other internet infrastructure limitations. As our number of users has grown and their usage of communications capacity has increased, we have been required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, or the cost of which may be on terms unacceptable to us. If adequate capacity does not continue to be available to us to support our user base in the future, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability, or performance. In addition, if internet service providers and other third parties providing internet services have outages or deteriorations in their quality of service, our users will not have access to our platform or may experience a decrease in the quality of our platform. Furthermore, as the rate of adoption of new technologies increases, the networks our platform relies on may not be able to sufficiently adapt to the increased demand for these services, including ours. Frequent or persistent interruptions could cause current or potential users to believe that our systems or platform are unreliable, leading them to switch to our competitors or to avoid our platform, which could permanently harm our business.

In addition, users who access our platform through mobile devices, such as smartphones and tablets, must have a high-speed connection, such as 3G, 4G, 5G, LTE, satellite, or Wi-Fi, to use our services and applications. Currently, this access is provided by companies that have significant and increasing market power in the broadband and internet access marketplace, including incumbent phone companies, cable companies, satellite companies, and wireless companies. Some of these providers offer products and subscriptions that directly compete with our own offerings, which can potentially give them a competitive advantage. Also, these providers could take measures that degrade, disrupt, or increase the cost of user access to third-party services, including our platform, by restricting or prohibiting the use of their infrastructure to support or facilitate third-party services or by charging increased fees to third parties or the users of third-party services, any of which would make our platform less attractive to users and reduce our revenue.

On January 4, 2018, the Federal Communications Commission ("FCC") released an order reclassifying broadband internet access as an information service, a regulatory regime generally referred to as network neutrality, subject to certain provisions of Title I of the Communications Act. The order requires broadband providers to publicly disclose accurate information regarding network management practices, performance characteristics, and commercial terms of their broadband internet access services sufficient to enable consumers to make informed choices regarding the purchase and use of such services, and entrepreneurs and other small businesses to develop, market, and maintain internet offerings. The new rules went into effect on June 11, 2018. Numerous parties filed judicial challenges to the order, and on October 1, 2019, the United States Court of Appeals for the District of Columbia Circuit released a decision that rejected nearly all of the challenges to the new rules, but reversed the FCC's decision to prohibit all state and local regulation targeted at broadband internet service, requiring case-by-case determinations as to whether state and local regulation conflicts with the FCC's rules. The court also required the FCC to reexamine three issues from the order but allowed the order to remain in effect, while the FCC conducts that review. On October 27, 2020, the FCC adopted an order concluding that the three issues remanded by the court did not provide a basis to alter its conclusions in the 2018 order. On October 19, 2023, the FCC adopted a notice of proposed rulemaking proposing to reinstate the 2015 rules, and on April 24, 2024, adopted an order that substantially reinstated those rules. On January 2, 2025, the U.S. Court of Appeals for the Sixth Circuit issued a decision overturning the FCC order. That decision remains subject to potential further appeals. We cannot predict the impact of the new rules on our operations or business.

In addition, a number of states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers, including legislation to impose state-level network requirements in New York. After a federal court judge denied a request for a preliminary injunction against California's state-specific network neutrality law, California began enforcing that law on March 25, 2021. A number of other states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. A similar law in Vermont is subject to a pending challenge, but went into effect on April 20, 2022 and the challenge has been suspended until an appeal in another case addressing state powers to adopt internet regulation is resolved. The FCC's April 24 order, which, as described above, was overturned by the Sixth Circuit Court of Appeals, permits it to preempt any state-level network neutrality requirements that go beyond the requirements adopted in that order, but specifically held that the California law would not be preempted. We cannot predict whether the FCC order or other state initiatives will be enforced, modified, overturned, or vacated by legal action of the court, federal legislation, or the FCC. Under the FCC's 2018 rules, which currently remain in effect, broadband internet access providers may be able to charge web-based services such as ours for priority access or favor services offered by our competitors or by the internet access providers themselves, which could result in increased costs and a loss of existing customers, impair our ability to attract new customers, and harm our business but the 2024 rules, if they go into effect, are intended to limit the ability of broadband internet access providers to engage in such behavior.

If there are changes to the regulatory structures in the United States or elsewhere that reduce investment in infrastructure by internet service providers, including a return of the network neutrality regulations that were overturned, any impacts of reduced investment that reduce network capacity or speed could have a negative effect on our business, operating results, and financial condition.

Our security measures, and those of third parties with whom we work, have been compromised in the past and may be compromised in the future. If our security measures are compromised in the future or if our information technology fails, this could harm our reputation, expose us to significant fines and liability, impair our sales, and harm our business. In addition, if our products and services are perceived as not being secure, this could result in customers and users curtailing or ceasing their use of our products, our incurring significant liabilities, and our business being harmed.

In the ordinary course of our business, we and the third parties with whom we work collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share confidential, proprietary, and sensitive data, including data of ours, our customers, and our users, the data which includes personal information, customer and user content, health-related data, intellectual property, trade secrets, business plans, and financial information. We and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. We routinely investigate security incidents, which have occurred in the past and may occur in the future, that result in unauthorized access to, loss or unauthorized disclosure of, or inadvertent disclosure of confidential, proprietary, and sensitive information.

Cyberattacks, other malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our proprietary, confidential, and sensitive data and information technology systems, and those of the third parties with whom we work. Cloud-based platform providers of products and services have been and are expected to continue to be targeted. Threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation-state and nation-state supported actors, and advanced persistent threat intrusions. Some actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, which could materially disrupt our systems and operations, supply chain, and ability to provide our services. We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, earthquakes, fires, floods, and other similar threats. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations or our ability to provide our products or services, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Additionally, our platform, products, and services are relied on by a large number of companies worldwide and as a result, if our platform, products, or solutions are compromised, a significant number or all of our customers and their data could be simultaneously affected. The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we have discovered, and may in the future discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, our reliance on third parties has in the past and could continue to introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We rely on third parties to operate critical business systems to process confidential, proprietary, and sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. We also rely on third parties to provide other products, services and parts, or otherwise to operate our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or that of the third parties with whom we work supply chains have not been compromised.

If our security measures are compromised, as has occurred in the past, our reputation could be damaged; our data, information or intellectual property, or that of our customers, may be destroyed, stolen, or otherwise compromised; our business may be harmed; and we could incur significant liability. We take steps designed to detect and remediate vulnerabilities in our information systems and those of third parties with whom we work, but we may not detect or remediate all such vulnerabilities or do so in a timely manner. The threats and techniques used to exploit vulnerabilities change frequently and are often sophisticated in nature, and may be difficult to detect by security tools. Vulnerabilities could be exploited and result in a security incident. We have limited budgetary and human resources for detecting and remediating vulnerabilities and have experienced difficulties in hiring and retaining qualified security personnel, especially after our recent restructuring actions. We may experience delays in developing and deploying remedial measures, including patches, designed to address identified vulnerabilities, and our remedial measures may require action by our customers such as installing patches or updates, which may increase the amount of time a vulnerability remains unremediated. We have not always been able in the past and may be unable in the future to anticipate or prevent threats or techniques used to detect or exploit vulnerabilities in our information systems or third-party software, or obtain unauthorized access to or compromise our systems.

In addition, security researchers and other individuals have in the past and will continue in the future to actively search for and exploit actual and potential vulnerabilities in our software or services. This activity may increase because of increased demand for our services and increased media scrutiny of our unified communications and collaboration platform, and can lead to additional adverse publicity, reputational harm, extortion threats, business and operational interruptions, security incidents, additional expenses, litigation, regulatory investigations and actions, and substantial harm to our business, some of which we have experienced. For example, in July 2019, a security researcher published a blog highlighting concerns with the Zoom Meeting platform, including certain video-on features. We were able to release updates to the software addressing these vulnerabilities, and we are not aware of any customers being affected or meetings compromised by these vulnerabilities. In most cases customers are responsible for installing this update to the software, and their software is subject to these vulnerabilities until they do so. Additionally, in March 2020, a security researcher reported certain vulnerabilities related to our macOS version that could have allowed an unauthorized person to gain root access to a user's system. Given the nature of our business and operations, our products and services will inevitably contain vulnerabilities or critical security defects that have not been identified or remediated and cannot be disclosed without compromising security. We have identified high or critical vulnerabilities in our products, services and information systems in the past, and we expect that we will continue to identify such vulnerabilities in the future. We cannot be certain that we will be able to address any vulnerabilities in our products, services and information systems that we may become aware of in the future, or there may be delays in developing patches that can be effectively deployed to address vulnerabilities.

We will continue to make prioritization decisions based on, among other things, our available resources, the efficacy of our security tools, and the increasing workload to meet certain security obligations, to determine which vulnerabilities or security defects to fix and the timing of these fixes, which could result in an exploit that compromises security. In some cases, customers are responsible for installing our software updates, and until they do so, their service remains subject to the vulnerabilities addressed in the software update. Vulnerabilities and critical security defects, errors in remediating vulnerabilities or security defects, failure of third-party providers to remediate vulnerabilities or security defects, or customers not deploying security releases or deciding not to install software updates could result in claims of liability against us, damage our reputation, or otherwise harm our business.

Security incidents and vulnerabilities, and concerns regarding privacy, data protection, and information security may also prevent some of our customers and users from using or cause some of our customers and users to stop using our solutions and fail to upgrade or renew their subscriptions. Failures to meet customers' and users' expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain customers and users, attract new customers and users, and grow our business.

In addition, cybersecurity events or security vulnerabilities could result in breaches of our agreements with customers, lawsuits against us (including class action litigation), regulatory investigations or actions, and significant increases in costs, including costs for remediating the effects of such an event or vulnerability, lost revenue due to network downtime, and a decrease in customer and user trust, increases in insurance premiums due to cybersecurity incidents, increased costs to address cybersecurity issues, and attempts to prevent future incidents, fines, penalties, judgments and settlements, and attorney fees, and harm to our business and our reputation because of any such incident.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to confidential, proprietary, or sensitive data or our information technology systems, or those of the third parties with whom we work A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services. We expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain privacy, data protection, and information security obligations require us to implement and maintain certain security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

Many governments have enacted laws requiring companies to provide notice of data security incidents, including those recently promulgated by the SEC. These laws may also require us to take certain measures, such as providing credit monitoring to individuals. Such laws are inconsistent, and compliance in the event of a widespread data breach is costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. In addition, some of our customers require us to notify them of data security breaches.

Actual or perceived security gaps or security compromises experienced in our industry or by our competitors, our customers, a third party with whom we work, or us could cause us to experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal information); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business.

In addition, while more than half of our employees are based in the United States, like many similarly situated technology companies, we have a sizable number of research and development personnel outside of the United States, including in China, which has exposed and could continue to expose us to governmental and regulatory as well as market and media scrutiny regarding the actual or perceived integrity of our platform or data security and privacy features.

Increased usage of our services, novel uses of our services, and additional awareness of Zoom and our brand has led and could in the future lead to greater public scrutiny of, press related to, or a negative perception of our information security and potential vulnerabilities associated with our platform. For example, during the COVID-19 pandemic, we opened our platform to unprecedented numbers of first-time users, leading to challenges for users who did not have full IT support or established protocols for security and privacy like our larger customers. As a result, we have experienced negative publicity related to meeting disruptions and security and privacy issues, including on encryption. Such unfavorable publicity and scrutiny could result in material reputational harm, a loss of customer and user confidence, increased regulatory or litigation exposure, additional expenses, and other harm to our business.

There can be no assurance that any limitations of liability provisions in our subscription agreements, terms of use or other agreements would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that are not covered or exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could harm our business.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business will be harmed.

We believe that maintaining and enhancing the Zoom brand is critical to expanding our base of customers and users and, in particular, conveying to users and the public that the Zoom brand consists of a broad communications and collaboration platform, rather than just one distinct product. For example, if users view the Zoom brand primarily as a video conferencing point solution or utility rather than as a platform that connects people through video, voice, chat and content sharing, or have a negative perception of our privacy and security, then our market position may be detrimentally impacted. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Any unfavorable publicity or perception of our platform, including from any delays or interruptions in service due to capacity constraints stemming from increased usage, from our privacy or security features, because of sentiment towards the providers of communication and collaboration technologies generally, or from our integration of new product functionalities using technologies with heightened public interest, could adversely affect our reputation and our ability to attract and retain customers. Similarly, any unfavorable perception of our company, including due to any actual or perceived violation by our employees of our policies, such as our Code of Business Conduct and Ethics, could cause us reputational harm and customer loss, impact our financial performance, expose us to litigation, and harm our business, among other things. If we fail to promote and maintain the Zoom brand, including consumer and public perception of our platform or our company, or if we incur excessive expenses in this effort, our business will be harmed.

If we fail to manage our growth effectively, our business, financial condition and results of operations may be harmed.

While our employee headcount both in the United States and internationally has generally increased over time, we have undertaken, and may undertake from time to time in the future, restructuring actions to better align our financial model. For example, in February 2023, we commenced certain restructuring actions, designed to reduce operating costs and continue advancing our ongoing commitment to profitable growth.

These organizational changes may not achieve or sustain the targeted benefits, or the benefits, even if achieved, may not be adequate to meet our long-term profitability and operational expectations. Steps we take to manage our business operations, including workplace policies for employees, and to align our operations with our strategies for future growth, may adversely affect our reputation and brand, our ability to recruit, retain and motivate highly skilled personnel. Additionally, while we expect to continue to grow our business and operations over time, we have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. Our ability to manage our growth and business operations effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expend resources to support our global user-base and to retain, attract, train, motivate and manage employees. This places a continuous, significant strain on our management, operational, and financial resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be harmed.

Our ability to sell subscriptions to our platform could be harmed by real or perceived material defects or errors in our platform.

The software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when new products are first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our platform, and new defects or errors in our existing platform or new products may be detected in the future by us or our users. There can be no assurance that our existing platform and new products will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform have in the past resulted and could in the future result in negative publicity or lead to data security, access, retention, or other performance issues, all of which could harm our business. The costs incurred in correcting such defects or errors may be substantial and could harm our business. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and would harm our business.

We also utilize hardware purchased or leased and software and services licensed from third parties to offer our platform. Any defects in, or unavailability of, our or third-party hardware, software, or services that cause interruptions to the availability of our services, loss of data, or performance issues could, among other things:

- cause a reduction in revenue or delay in market acceptance of our platform;

- require us to issue refunds to our customers or expose us to claims for damages;

- cause us to lose existing customers and make it more difficult to attract new customers;

- divert our development resources or require us to make extensive changes to our platform, which would increase our expenses;

- increase our technical support costs; and

- harm our reputation and brand.

If we were to lose the services of our Chief Executive Officer or other members of our senior management team, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of key members of our senior management team. In particular, our founder, President and Chief Executive Officer, Eric S. Yuan, is critical to our overall management, as well as the continued development of our products, services, the Zoom platform, our culture, our strategic direction, engineering, and our global operations, including regions such as the United States, Europe, Middle East, and Africa ("EMEA"), and Asia Pacific ("APAC"). All of our executive officers are at-will employees, and we do not maintain any key person life insurance policies. Any changes in our senior management team in particular, even in the ordinary course of business, including the transition of our Chief Financial Officer in 2024, may be disruptive to our business. Such changes may result in a loss of institutional knowledge and cause disruptions to our business. If our senior management team fails to work together effectively or execute our plans and strategies on a timely basis as a result of management turnover or otherwise, our business could be harmed.

The failure to attract and retain additional qualified personnel or to maintain our happiness-centric company culture could harm our business and culture and prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly-qualified personnel. Competition for executives, software developers, sales personnel, and other key employees in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing, and managing software for communication and collaboration technologies, as well as for skilled sales and operations professionals. At times, we have experienced, and we may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and we may not be able to fill positions in a timely manner or at all, which may be exacerbated by our recent restructuring actions and any similar future actions. In addition, our recruiting personnel, methodology, and approach may need to be altered to address a changing candidate pool and profile. We may not be able to identify or implement such changes in a timely manner. In addition, we have experienced and may continue to experience employee turnover as a result of our recent restructuring actions. New hires require training and take time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business could be harmed.

Many of the companies with which we compete for experienced personnel have greater resources than we have, and some of these companies may offer more attractive compensation packages. Particularly in the San Francisco Bay Area, job candidates and existing employees carefully consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, or if the mix of equity and cash compensation that we offer is unattractive, it may adversely affect our ability to recruit and retain highly skilled employees. Job candidates may also be threatened with legal action under agreements with their existing employers if we attempt to hire them, which could impact hiring and result in a diversion of our time and resources. Additionally, laws and regulations, such as restrictive immigration laws, may limit our ability to recruit internationally. We must also continue to retain and motivate existing employees through our compensation practices, company culture, and career development opportunities. If we fail to attract new personnel or to retain our current personnel, our business would be harmed.

We believe that a critical component to our success and our ability to retain our best people is our culture. As we continue to grow and develop a public company infrastructure, we may find it difficult to maintain our happiness-centric company culture. Transparency is also an important part of our culture, and one that we practice every day. As we continue to grow, maintaining this culture of transparency will present its own challenges that we will need to address, including the type of information and level of detail that we share with our employees.

In addition, as our stock price has fluctuated since our initial public offering ("IPO"), employees joining us at different times could have significant disparities in proceeds from sales of our equity in the public markets, which could create disparities in wealth among our employees, which may harm our culture and relations among employees and our business. Further, the volatility of our stock price may make our equity compensation less attractive to current and potential employees, and could contribute to increased turnover or difficulties in hiring.

We have significant and expanding operations outside the United States, which may subject us to increased business, regulatory and economic risks that could harm our business.

Our platform addresses the communications and collaboration needs of users worldwide, and we see international expansion as a major opportunity. Our revenue from APAC and EMEA collectively represented 28.2% and 28.7%, and 30.5% of our revenue for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. Our customers include multinational corporations with global users, and we expect to continue to expand our international operations, which includes opening offices in new jurisdictions and providing our platform in additional languages to support the needs of these multinational corporations. Any new markets or countries into which we attempt to allow users to access our services or sell subscriptions to our platform may not be receptive. If we are not able to satisfy certain government- and industry-specific requirements, we have in the past and may in the future experience service outages or other adverse consequences, including interference with our local operations or restrictions on our ability to continue our operations in certain jurisdictions, that would impair our ability to operate or expand further into certain markets. As an example, if local or national Chinese government agencies interfered with or placed restrictions on our research and development operations in China, our ability to design new products, features, and functionality on a timely basis or at all, or our ability to effectively deliver our services, would be adversely impacted as a significant portion of our research and development organization resides in China. In addition, our ability to manage our business and conduct our operations internationally in the future requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets. Future international expansion will require investment of significant funds and other resources. We also face risks related to recruiting and retaining talented and capable employees outside the United States, including complying with complex employment- and compensation-related laws, regulations, and practices in these international jurisdictions, and maintaining our company culture across all of our offices. We may also be unable to grant equity compensation to employees in certain countries outside of the United States due to the complexities of local laws and regulations. This may require us to offer equally compelling alternatives to supplement our compensation, such as long-term cash compensation plans or increased short-term cash compensation, in order to continue to attract and retain employees in these jurisdictions.

Operating internationally subjects us to new risks and increases risks that we currently face, including risks associated with:

- providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;

- compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, information security, telecommunications requirements, data protection, consumer protection, automatic renewals, and unsolicited email, and the risk of penalties to us and individual members of management or employees if our practices are deemed to be out of compliance;

- operating in foreign jurisdictions where the government may impede or interrupt our ability to provide our services or develop new products, features, and functionality;

- management of an employee base in jurisdictions that may not give us the same employment and retention flexibility as the United States;

- operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States and the practical enforcement of such intellectual property rights outside of the United States;

- foreign government interference with our intellectual property that resides outside of the United States, such as the risk of changes in foreign laws that could restrict our ability to use our intellectual property outside of the foreign jurisdiction in which we developed it;

- integration with partners outside of the United States;

- compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory limitations on our ability to provide our platform in certain international markets;

- foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

- political and economic instability and other political tensions between countries in which we do business;

- changes in diplomatic and trade relationships, including the continuing deterioration in diplomatic relations between the United States and China, or deterioration in diplomatic relations between the United States and countries with which the United States has traditionally enjoyed close ties and alliances, and the ongoing conflicts between Russia and Ukraine and in the Middle East;

- generally longer payment cycles and greater difficulty in collecting accounts receivable, a risk that may increase as a result of recent macroeconomic conditions, such as high inflation, recessionary environments, recent bank failures and related uncertainties, and fluctuations in foreign currency exchange rates, weighing on our customers' ability to pay for our service on a timely basis;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate, including the imposition of digital services taxes; and

- higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.

As described above, following Russia's military invasion of Ukraine in February 2022, the United States, European Union, and other nations announced various sanctions against Russia and export restrictions against Russia and Belarus. Such restrictions include blocking sanctions on some of the largest state-owned and private Russian financial institutions, and their removal from the Society for Worldwide Interbank Financial Telecommunication, or the SWIFT, payment system. The invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business, including preventing us from performing existing contracts, pursuing new business opportunities, or receiving payments for services already provided to customers.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations as they occur. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners, and agents will comply. In addition, legal requirements in the United States and other countries may come into conflict with each other making it challenging or impossible to comply with both countries' legal requirements simultaneously. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions.

We are subject to various U.S. and international anti-corruption laws, and any failure to comply with such laws could harm our business, financial condition, and results of operations.

We are subject to various U.S. and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and the U.K. Bribery Act 2010, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries, from directly or indirectly authorizing, offering, or providing improper payments or benefits to government officials and other recipients for improper purposes. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Although we take precautions to prevent violations of anti-corruption laws, our exposure for violating these laws increases as we continue to expand our international presence, and any failure to comply with such laws could harm our business, financial condition, and results of operations.

Geopolitical tension between the United States and China, or between other economies, such as Taiwan, and China, may intensify and lead to increased scrutiny of our business operations in China.

We have a significant number of employees, primarily engineers, in China, where personnel costs are less expensive than in many other geographies. The number or proportion of our employees in China has fluctuated in the past and may fluctuate in the future due to a number of factors, including macroeconomic changes and internal restructuring. Geopolitical and national security tensions between the United States and China, or between other countries and China, have in the past, currently are and could in the future lead to increased scrutiny of our business operations in China and a negative perception among current and potential customers regarding our collection, use, storage, disclosure, and processing of personal information, and our privacy policies, any of which may harm our reputation and business. Additionally, we may face certain adverse consequences, as a result of geopolitical and national security tensions between the United States and China, including interference with, or restrictions on, our local operations that would impair our ability to operate in China. As an example, if local or national Chinese government agencies interfered with or placed restrictions on our research and development operations in China, our ability to design new products, features, and functionality on a timely basis or at all, or our ability to effectively deliver our service, would be adversely impacted as a significant portion of our research and development organization resides in China.

In June and July 2020, we received subpoenas from the Department of Justice's U.S. Attorney's Office for the Eastern District of New York ("EDNY") and the Department of Justice's U.S. Attorney's Office for the Northern District of California ("NDCA"). The EDNY and NDCA subpoenas requested information about (among other things) our interactions with foreign governments and/or foreign political parties, including the Chinese government, as well as about storage of and access to user data, including the use of servers based overseas. In addition, the EDNY subpoena requested information about the actions we took responding to law enforcement requests from the Chinese government. The NDCA subpoena also requested documents and information about (among other things) contacts between our employees and representatives of the Chinese government, and any attempted or successful influence by any foreign government in our policies, procedures, practices, and actions as they relate to users in the United States. We are fully cooperating with these investigations and have conducted our own thorough internal investigation. These investigations are ongoing, and we do not know when they will be completed, which facts we will ultimately discover as a result of the investigations, or what actions the government may or may not take. We cannot predict the outcome of these investigations, and a negative outcome in any or all of these matters could cause us to incur substantial fines, penalties, or other financial exposure, as well as material reputational harm, a loss of customer and user confidence and business, additional expenses, and other harm to our business.

We recognize revenue from subscriptions to our platform over the terms of these subscriptions. Consequently, increases or decreases in new sales may not be immediately reflected in our results of operations and may be difficult to discern.

We recognize revenue from subscriptions to our platform over the terms of these subscriptions. As a result, a portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have an immaterial impact on the revenue that we recognize for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and potential changes in our pricing policies or rate of customer expansion or retention may not be fully reflected in our results of operations until future periods. In addition, a significant portion of our costs is expensed as incurred, while revenue is recognized over the term of the subscription. As a result, growth in the number of new customers and users could continue to result in our recognition of higher costs and lower revenue in the earlier periods of our subscriptions. Finally, our subscription-based revenue model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers or from existing customers who increase their use of our platform or upgrade to a higher-priced plan must be recognized over the applicable subscription term.

Any failure to offer high-quality support for our customers and users may harm our relationships with our customers and users and, consequently, our business.

Increased user demand for support may result in increased costs that may harm our results of operations. For example, during the COVID-19 pandemic we saw surging demand requiring us to allocate additional resources to support our expanded customer and user base, including many who were using our platform for the first time, placing additional pressure on our support organization. In addition, as we continue to support our global user base, we need to be able to continue to provide efficient support that meets our customers and users' needs globally at scale. If we are unable to provide efficient user support globally at scale or if we need to hire additional support personnel, our business may be harmed. Our new customer signups are highly dependent on our business reputation and on recommendations from our existing customers and users. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support for our customers and users, would harm our business.

We utilize our network of resellers to sell our products and services, and our failure to effectively develop, manage, and maintain our indirect sales channels would harm our business.

Our future success depends on our continued ability to establish and maintain a network of channel relationships, and we expect that we will need to maintain and expand our network as we expand into international markets. A small portion of our revenue is derived from our network of sales agents and resellers, which we refer to collectively as resellers, many of which sell or may in the future decide to sell their own products and services or services from other communications solutions providers. Loss of or reduction in sales through these third parties could reduce our revenue. Our competitors may in some cases be effective in causing our resellers or potential resellers to favor their products and services or prevent or reduce sales of our products and services. Recruiting and retaining qualified resellers in our network and training them in our technology, product offerings and processes requires significant time and resources. For resellers in certain emerging markets, we may be unable to effectively oversee and quality check certain processes, such as customer due diligence, which has and may continue to impact such resellers' ability to implement robust customer verification protocols and mitigate fraud risk. If we decide to further develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures to support these channels, including investment in systems and training. Many resellers may not be willing to invest the time and resources required to train their staff to effectively sell our platform. If we fail to maintain relationships with our resellers, develop relationships with new resellers in new markets, expand the number of resellers in existing markets, or manage, train, or provide appropriate incentives to our existing resellers, our ability to increase the number of new customers and increase sales to existing customers could be adversely impacted, which would harm our business.

Our results of operations, which are reported in U.S. dollars, could be adversely affected if currency exchange rates fluctuate substantially in the future.

We sell to customers globally and have international operations primarily in Australia, China, and the U.K. As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. Although the majority of our cash generated from revenue is denominated in U.S. dollars, a portion of our revenue is denominated in foreign currencies, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. For the fiscal years ended January 31, 2025, 2024, and 2023, 19.3%, 19.3%, and 20.0% of our revenue, respectively, and 16.4%, 13.7%, and 10.8% of our expenses, respectively, were denominated in currencies other than U.S. dollars. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our results of operations. For example, for the fiscal year ended January 31, 2025, our total revenue was lower than anticipated in part due to the strengthening of the U.S. dollar. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

Our sales to government entities and other government contractors are subject to a number of additional challenges and risks.

We expect to continue selling our products and services to U.S. federal and state and foreign governmental agency customers, which may occur through sales to other companies that re-sell our services to government customers and/or through direct sales to government entities. While we are a U.S. Federal Risk and Authorization Management Program ("FedRAMP") authorized SaaS service, selling to government entities and other government contractors presents a number of unique challenges and risks including the following:

- selling to governmental entities can be more competitive, expensive, and time-consuming than selling to private entities, often requiring significant up-front time and expense and ongoing compliance costs without any assurance that these efforts will generate a sale;

- contracts with governmental entities are subject to termination for the convenience of the customer;

- government certification requirements may change, or we may be unable to achieve or sustain one or more government certifications, including FedRAMP, which may restrict our ability to sell into the government sector until we have attained such certificates;

- contracts with governmental entities and other government contractors, including resellers in the government market, contain terms that are less favorable than what we generally agree to in our standard agreements, including, terms and conditions required by regulation that are not negotiable with the customer;

- non-compliance with terms and conditions of government contracts, or with representations or certifications made in connection with government contracts, can result in significantly more adverse consequences than we typically would

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expect in the commercial market, including, depending on the circumstances, criminal liability, liability under the civil False Claims Act, and/or suspension or debarment from doing business with governmental entities;

- as a U.S. government contractor, we may be subject to executive orders and regulatory changes affecting various aspects of our operations, including compliance with nondiscrimination plans, and any required elimination or modification of such plans in response to new executive orders could pose challenges in hiring or retaining employees and may lead to other adverse operational impacts, while failure to comply with these requirements could expose us to administrative, civil, or criminal liabilities, including fines, penalties, repayments or suspension or debarment from eligibility for future U.S. government contracts; and

- government demand and payment for our products may be influenced, among other things, by public sector budgetary cycles and funding authorizations, with funding reductions or delays having an adverse impact on public sector demand for our products.

To the extent that we become more reliant on contracts with government entities and/or other government contractors in the future, our exposure to such risks and challenges could increase, which in turn could adversely impact our business.

In May 2021, the Biden Administration issued an Executive Order requiring federal agencies to implement additional information technology security measures, including, among other things, requiring agencies to adopt multifactor authentication and encryption for data at rest and in transit to the maximum extent consistent with Federal records laws and other applicable laws. The Executive Order will lead to the development of secure software development practices and/or criteria for a consumer software labeling program, which will reflect a baseline level of secure practices, for software that is developed and sold to the U.S. federal government. Software developers will be required to provide visibility into their software and make security data publicly available. Due to this Executive Order, federal agencies may require us to modify our cybersecurity practices and policies, thereby increasing our compliance costs. If we are unable to meet the requirements of the Executive Order, our ability to work with the U.S. government may be impaired and may result in a loss of revenue.

In January 2025, the current administration began issuing Executive Orders identifying new government policy and directing U.S. federal agencies to evaluate their current actions, including certain spending, to ensure that such actions are consistent with new Administration priorities. Some of those Executive Orders are the subjects of pending litigation, and there remains significant uncertainty about the ways in which agencies will implement the new Executive Orders. Such implementation could negatively affect our current and future business with U.S. government agencies.

Our current platform, as well as products, features, and functionality that we may introduce in the future, may not be widely accepted by our customers and users or may receive negative attention or may require us to compensate or reimburse third parties, any of which may lower our margins and harm our business.

Our ability to engage, retain, and increase our base of customers and users and to increase our revenue will depend on our ability to successfully create new products, features, and functionality, both independently and together with third parties. We may introduce significant changes to our existing platform or develop and introduce new and unproven products, including technologies with which we have little or no prior development or operating experience. These new products and updates may not perform as expected, have attracted and may in the future attract negative attention if they involve technologies with heightened public interest, may fail to engage, retain, and increase our base of customers and users or may create lag in adoption of such new products. New products may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers. The short- and long-term impact of any major change to our products, or the introduction of new products, is particularly difficult to predict. If new or enhanced products, including those incorporating AI features, fail to engage, retain, and increase our base of customers, or do not perform as expected, we may fail to generate sufficient revenue, operating margin, or other value to justify our investments in such products, any of which may harm our business in the short term, long term, or both. In addition, our current platform, as well as products, features, and functionality that we may introduce in the future, may require us to compensate or reimburse third parties. For example, our cloud phone system, Zoom Phone, is a PBX phone solution that requires us to compensate carriers that operate the PSTN. As a result, a portion of the payments that we will receive from customers who will use our Zoom Phone product will be allocated towards compensating these telephone carriers, which lowers our margins for Zoom Phone as compared to our other products. In addition, new products that we introduce in the future may similarly require us to compensate or reimburse third parties, all of which would lower our profit margins for any such new products. If this trend continues with our new and existing products, including Zoom Phone, it could harm our business.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer and paid user base to decline significantly.

A large portion of our customers authorize us to bill their credit card accounts directly for our products. If customers pay for their subscriptions with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for our products, something that we have experienced in the past. If the number of claims of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. If we fail to maintain compliance with current merchant standards or fail to meet new standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our products. Our products may also be subject to fraudulent usage and schemes, including third parties accessing customer accounts or viewing and recording data from our communications solutions. These fraudulent activities can result in unauthorized access to customer accounts and data, unauthorized use of our products, and charges and expenses to customers for fraudulent usage. We may be required to pay for these charges and expenses with no reimbursement from the customer, and our reputation may be harmed if our products are subject to fraudulent usage. Although we implement multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments would cause our customer base to significantly decrease and would harm our business.

We may have exposure to greater than anticipated tax liabilities, which could harm our business.

We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to changes in the proportion of our earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses; changes in tax benefits of stock-based compensation expense; changes in the valuation of, or our ability to use, deferred tax assets; the applicability of withholding taxes; and effects from acquisitions.

The provision for taxes on our consolidated financial statements could also be impacted by changes in accounting principles, changes in U.S. federal, state, or foreign tax laws applicable to corporate multinationals, other fundamental changes in tax law currently being considered by many countries, and changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions. In addition, we are subject to review and audit by U.S. federal, state, local, and foreign tax authorities. Such tax authorities may disagree with tax positions we take, and if any such tax authority were to successfully challenge any such position, our business could be adversely impacted.

The Tax Cuts and Jobs Act of 2017 requires the capitalization and amortization of research and development expenses effective for years beginning after December 31, 2021. The mandatory capitalization requirement increased our cash tax liabilities but also decreased our effective tax rate due to increasing the foreign-derived intangible income deduction. Although Congress has been considering legislation that would defer the amortization requirement to later years, we have no assurance that the provision will be repealed or otherwise modified. Absent a change in legislation, we expect the mandatory capitalization requirement will continue to have a material impact on our cash flows.

We may also be subject to additional tax liabilities due to changes in non-income-based taxes resulting from changes in U.S. federal, state, local, or foreign tax laws; changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions; results of tax examinations, settlements, or judicial decisions; changes in accounting principles, changes to our business operations, including acquisitions; as well as the evaluation of new information that results in a change to a tax position taken in a prior period. Further, the Organization for Economic Cooperation and Development ("OECD") and the Inclusive Framework of G20 and other countries have issued proposals related to the taxation of the digital economy. In addition, several countries have proposed or enacted Digital Services Taxes ("DST"), many of which would apply to revenue derived from certain digital services. Future developments related to such proposals, in particular any unilateral actions outside of the OECD's Inclusive Framework such as the imposition of DST rules, could have an adverse impact on our business by increasing our future tax obligations.

The OECD has also been working on a Base Erosion and Profits Shifting project that, upon implementation, would change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we operate. In this regard, the OECD has proposed policies aiming to modernize global tax systems, including a country-by-country 15% minimum effective tax rate ("Pillar Two") for multinational companies. Numerous countries have enacted, or are in the process of enacting, legislation to implement the Pillar Two model rules with a subset of the rules becoming effective during our fiscal year ended January 31, 2025, and the remaining rules becoming effective for our fiscal year ending January 31, 2026, or in later periods. As these rules continue to evolve with new legislation and guidance, we will continue to monitor and account for the enactment of Pillar Two rules in the countries where we operate, and the potential impacts such rules may have on our effective tax rate and cash flows in future years.

We have acquired and may continue to acquire other businesses or receive offers to be acquired, which could require significant management attention, disrupt our business, or dilute stockholder value.

We have made and may continue in the future to make acquisitions of other companies, products, and technologies. We have limited experience in acquisitions. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all, due to, among other things, possible delays and challenges in obtaining regulatory approvals. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users, developers, or investors. In addition, we may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. If we fail to successfully integrate our acquisitions, or the people or technologies associated with those acquisitions, into our company, the results of operations of the combined company could be adversely affected. The process of acquiring a business, including any integration efforts, requires significant time and resources, requires significant attention from management, and can disrupt the ordinary functioning of our business, and we may not be able to manage the process successfully, which could harm our business. In addition, we may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges.

We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business.

We have a limited operating history at the current scale of our business, which makes it difficult to evaluate our prospects and future results of operations.

During fiscal year 2021, we experienced rapid growth in usage of our unified communications and collaboration platform largely due to the COVID-19 pandemic. This usage dramatically changed the scale of our business, and we have a limited operating history at the current scale of our business. As a result, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth and expenses. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could continue to slow or our revenue could decline for a number of reasons, including any reduction in demand for our platform; increased competition; contraction of our overall market; our inability to accurately forecast demand for our platform and plan for capacity constraints; or our failure, for any reason, to capitalize on growth opportunities or to adapt and respond to inflationary factors affecting our business or future economic recession. The changes the COVID-19 pandemic fostered on the way companies operate, including the shifts to remote and hybrid work have limited our ability to forecast revenue, costs, and expenses due to the uncertainty around how companies choose to operate in the future, including the impacts of a remote and hybrid workplace. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our business would be harmed.

We rely on data from tools to calculate certain of our key business metrics. Real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track our key business metrics with tools that are not independently verified by any third party. Our tools have limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our performance metrics, including the key metrics we report. If the tools we use to track these metrics over- or undercount performance or contain errors, the data we report may not be accurate and our understanding of certain details of our business may be distorted, which could affect our longer-term strategies.

We are continually seeking to improve our ability to measure our key business metrics, and regularly review our processes to assess potential improvements.

Risks Related to Laws and Regulations

The actual or perceived failure by us, our customers, partners or vendors to comply with stringent and evolving laws and regulations, industry standards, policies, and contractual obligations relating to privacy, data protection, information security, and other matters could harm, and has in the past harmed, our reputation and business and subject us to significant fines and liability.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share confidential, proprietary, and sensitive information, including personal information, customer and user content, business data, trade secrets, intellectual property, third-party data, business plans, transactions, and financial information. Our data processing activities subject us to numerous privacy, data protection, and information security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, and contractual requirements.

Laws in the United States

In the United States, federal, state, and local governments have enacted numerous privacy, data protection, and information security laws, including data breach notification laws, personal information privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 ("CCPA") applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels and we expect more states to pass similar laws in the future. These developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. Under various laws and other obligations related to privacy, data protection, and information security, we are required to obtain certain consents to process personal information. For example, some of our data processing practices may be challenged under wiretapping laws when we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices are subject to increased challenges by class action plaintiffs. Several states and foreign jurisdictions have enacted statutes imposing obligations on businesses collecting or processing biometric information. For example, Illinois' Biometric Information Privacy Act ("BIPA") regulates the collection, use, safeguarding, and storage of biometric information and provides for substantial penalties and statutory damages. The Federal Trade Commission ("FTC"), has indicated that use of biometric technologies (including facial recognition technologies) may be subject to additional scrutiny. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation, mass arbitration demands, and regulatory attention.

Laws Outside of the United States

Outside the United States, an increasing number of laws, regulations, and industry standards related to privacy, data protection, and information security may govern. For example, the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR"), Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018), and China's Personal Information Protection Law ("PIPL") impose strict requirements for processing personal information. For example, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR and 17.5 million pounds sterling under the UK GDPR, or 4% of annual global revenue, in each case, whichever is greater; or private litigation related to processing of personal information brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. China's PIPL imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal information and imposes fines of up to RMB 50 million or 5% of the prior year's total annual revenue of the violator. The Swiss Federal Act on Data Protection ("FADP"), also applies to the collection and processing of personal information, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland.

We also market to customers in Asia and have operations in Japan, Singapore and India, and may be subject to new and emerging privacy, data protection, and information security regimes in the region, including Japan's Act on the Protection of

Personal Information, Singapore's Personal Data Protection Act, and India's new privacy legislation, the Digital Personal Data Protection Act.

In addition, we may be unable to transfer personal information from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal information to other countries. In particular, the European Economic Area ("EEA") and the United Kingdom ("UK") have significantly restricted the transfer of personal information to the United States and other countries whose privacy laws they generally believe are inadequate. Other jurisdictions have in the past and may continue to adopt similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal information from the EEA and UK to the United States in compliance with law, such as the EEA's standard contractual clause, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allow for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms can be subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal information to the United States.

If there is no lawful manner for us to transfer personal information from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal information necessary to operate our business. Additionally, companies that transfer personal information out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal information out of Europe for allegedly violating the EU GDPR's cross-border data transfer limitations. For example, in May 2023, the Irish Data Protection Commission determined that a major social media company's use of the standard contractual clauses to transfer personal information from Europe to the United States was insufficient and levied a 1.2 billion Euro fine against the company and prohibited the company from transferring personal information to the United States. The United States is also increasingly scrutinizing certain data transfers and may also impose certain data localization requirements.

We may also become subject to new laws that regulate non-personal information. For example, the European Union's Data Act imposes certain data and cloud service interoperability and switching obligations to enable users to switch between cloud service providers without undue delay or cost, as well as certain requirements concerning cross-border international transfers of, and governmental access to, non-personal information outside the EEA. Depending on how this Act and any similar laws are implemented and interpreted, we may have to adapt our business practices, contractual arrangements, and products and services to comply with such obligations.

Artificial Intelligence

Our development and use of AI technologies is subject to privacy, data protection, IP, and information security laws, industry standards, external and internal privacy and security policies, and contractual requirements, as well as increasing regulation and scrutiny. Several jurisdictions around the globe, including the EU, the UK and certain U.S. states, have proposed, enacted, or are considering laws governing the development and use of technology featuring AI. For example, the EU's AI Act enters in phases this year and will have a direct effect across all EU jurisdictions. The EU AI Act and other similar laws, if implemented and if applicable, could impose onerous obligations related to the use of AI-related systems. Obligations on AI may make it harder for us to conduct our business using, or build products incorporating, AI, require us to change our business practices, require us to retrain our algorithms, require us to disclose or provide greater transparency regarding the nature of our AI tools and the data we have employed to train them, or prevent or limit our use of AI. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI where they allege the company has violated privacy and consumer protection laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal information) and regulate automated decision making, which may be incompatible with our use of AI. If we do not develop or incorporate AI in a manner consistent with these factors, and consistent with customer expectations, it has in the past and may in the future result in an adverse impact to our reputation, our business may be less efficient, or we may be at a competitive disadvantage. Similarly, if customers and users do not widely adopt our new product AI experiences, features, and capabilities, or they do not perform as expected, we may not be able to realize a return on our investment.

Laws Relating to Minors

Additionally, regulators are increasingly scrutinizing companies that process minors' data and/or provide online services or other interactive platforms used by minors. Numerous laws, regulations, and legally-binding codes, such as the Children's

Online Privacy Protection Act ("COPPA"), California's Age Appropriate Design Code, the CCPA, other U.S. state comprehensive privacy laws, the EU and UK GDPR, the EU's Digital Services Act ("DSA"), the UK's Online Safety Act ("OSA") and the UK Age Appropriate Design Code, impose various obligations on companies that process minors' data and/or provide online services, or other interactive platforms used by children, including prohibiting showing minors advertising, requiring age verification, limiting the use of minors' personal information, requiring certain consents to process such data and extending certain rights to children and their parents with respect to that data. These laws may, and in some cases already have been subject to legal challenges and changing interpretations which may further complicate our efforts to comply with laws applicable to us. Some of these obligations have wide ranging applications, including for services that do not intentionally target child users (defined in some circumstances as a user under the age of 18 years old). In particular, COPPA is a U.S. Federal law that applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting personal information from U.S. children under the age of 13. We provide video communications and collaboration services to schools, school districts, and school systems to support traditional, virtual, and hybrid classrooms, distance learning, educational office hours, guest lectures, and other services. As part of these services, Zoom may be used by students, including students under the age of 13, and we collect personal information from such students on behalf of our school subscribers. School subscribers must contractually consent to Zoom's information practices on behalf of students, prior to students using the services. If we fail to accurately anticipate the application, interpretation, or legislative expansion of these laws, regulations, and legally-binding codes, we could be subject to governmental enforcement actions, data processing restrictions, litigation, fines and penalties, adverse publicity or loss of customers. Moreover, as a result of any such failures, we could be in breach of our K-12 school customer contracts, and our customers could lose trust in us, which could harm our reputation and business.

Consumer Preferences and Protection

Individuals are increasingly resistant to the collection, use, and sharing of personal information to deliver targeted advertising. Third-party platforms have introduced (or plan to introduce) measures to provide users with more privacy controls over targeted advertising activities, and regulators (including in the EEA/UK) are heavily scrutinizing the use of technologies used to deliver such advertisements. Major technology platforms on which we rely to gather information about consumers have adopted or proposed measures to provide consumers with additional control over the collection, use, and sharing of their personal information for targeted advertising or other purposes. For example, in 2021, Apple began allowing users to more easily opt-out of activity tracking across devices. In February 2022, Google announced similar plans to adopt additional privacy controls on its Android devices to allow users to limit sharing of their data with third parties and reduce cross-device tracking for advertising purposes. Additionally, Google has announced that it intends to phase out third-party cookies in its Chrome browser, which could make it more difficult for us to target advertisements. Other browsers, such as Firefox and Safari, have already adopted similar measures. In addition, legislative proposals and present laws and regulations regulate the use of cookies and other tracking technologies, electronic communications, and marketing. For example, in the EEA and the UK, regulators are increasingly focusing on compliance with requirements related to the targeted advertising ecosystem. European regulators have issued significant fines in certain circumstances where the regulators alleged that appropriate consent was not obtained in connection with targeted advertising activities. In the EU, it is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which may require us to make significant operational changes. In the United States, the CCPA, for example, grants California residents the right to opt-out of a company's sharing of personal information for advertising purposes in exchange for money or other valuable consideration, and requires covered businesses to honor user-enabled browser signals from the Global Privacy Control. Partially as a result of these developments, individuals are becoming increasingly resistant to the collection, use, and sharing of personal information to deliver targeted advertising or other types of tracking. Individuals are now more aware of options related to consent, "do not track" mechanisms (such as browser signals from the Global Privacy Control), and "ad-blocking" software to prevent the collection of their personal information for targeted advertising purposes. As a result, we may be required to change the way we market our products, and any of these developments or changes could materially impair our ability to reach new or existing customers or otherwise negatively affect our operations.

We are also subject to consumer protection laws that may affect our sales and marketing efforts, including laws related to subscriptions, billing, and auto-renewal. These laws, as well as any changes in these laws, could adversely affect our self-serve model and make it more difficult for us to retain and upgrade customers and attract new customers. For example, in September 2024, the FCC adopted new rules scheduled to take effect in 2027 that require video conferencing services to include features that expand accessibility requirements for consumers of our products and services. Additionally, we have in the past, are currently, and may from time to time in the future become the subject of inquiries and other actions by regulatory authorities as a result of our business practices, including our subscription, billing, and auto-renewal policies. Consumer protection laws may be interpreted or applied by regulatory authorities in a manner that could require us to make changes to our operations or incur fines, penalties, or settlement expenses, which may result in harm to our business.

Industry Standards

In addition to privacy, data protection and information security laws, we are contractually subject to certain industry standards adopted by industry groups and may become subject to additional such obligations in the future. We also have certain privacy, data protection, information security obligations arising from the practices in our industry or of companies similar to us. We are also bound by other contractual obligations related to privacy, data protection, and information security, and our efforts to comply with such obligations may not be successful. If we fall below such industry standard or cannot comply with such contractual obligations, our reputation and business may be harmed. We also publish privacy policies, marketing materials, whitepapers and other statements, such as compliance with certain certifications or self-regulatory principles, regarding privacy, data protection, artificial intelligence and information security. Regulators in the United States have scrutinized and are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Government Inquiries and Investigations

We have in the past and may in the future receive inquiries or be subject to investigations by domestic and international government entities regarding, among other things, our privacy, data protection, and information security practices. The result of these proceedings could impact our brand reputation, subject us to monetary remedies and costs, interrupt or require us to change our business practices, divert resources and the attention of management from our business, or subject us to other remedies that adversely affect our business. We also face litigation regarding our privacy and security practices, including alleged data sharing with third parties, in various jurisdictions. See Part I, Item 3 "Legal Proceedings" for additional information.

In June 2020, we received a grand jury subpoena from the Department of Justice's U.S. Attorney's Office for the EDNY, which requested information regarding our interactions with foreign governments and foreign political parties, including the Chinese government, as well as information regarding storage of and access to user data, the development and implementation of Zoom's privacy policies, and the actions we took responding to law enforcement requests from the Chinese government. In July 2020, we received subpoenas from the Department of Justice's U.S. Attorney's Office for the NDCA and the SEC. Both subpoenas seek documents and information relating to various security, data protection, and privacy matters, including our encryption, and our statements relating thereto, as well as calculation of usage metrics and related public statements. In addition, the NDCA subpoena seeks information relating to any contacts between our employees and representatives of the Chinese government, and any attempted or successful influence by any foreign government in our policies, procedures, practices, and actions as they relate to users in the United States. We have since received additional subpoenas from EDNY and NDCA seeking related information. We are fully cooperating with all of these investigations and have conducted our own thorough internal investigation. These investigations are ongoing, and a negative outcome in any or all of these matters could cause us to incur substantial fines, penalties, or other financial exposure, as well as material reputational harm, a loss of customer and user confidence and business, additional expenses, and other harm to our business. As of the date hereof, in regard to the SEC matter, a tentative settlement of $18.0 million is now outstanding and remains subject to SEC approval. We do not know when these matters will be completed, including the SEC matter, which facts we will ultimately discover as a result of the investigations, or what actions the government may or may not take.

We were also the subject of an investigation by the FTC relating to our privacy and security representations and practices. We have reached a settlement agreement with the FTC, which the FTC voted to make final on January 19, 2021. We could fail or be perceived to fail to comply with the terms of the settlement with the FTC or any other orders or settlements relating to litigation or governmental investigations with respect to our privacy and security practices. Any failure or perceived failure to comply with such orders or settlements may increase the possibility of additional adverse consequences, including litigation, additional regulatory actions, injunctions, or monetary penalties, or require further changes to our business practices, significant management time, or the diversion of significant operational resources. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, policies, and other obligations that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform and services, which could have an adverse impact on our business.

Consents

Additionally, we rely on the administrators of our customers in the healthcare and education industries to obtain the necessary consents from users of our products and services and to ensure their account settings are configured correctly for their compliance under applicable laws and regulations, including HIPAA. Furthermore, if third parties we work with, such as vendors or developers, make misrepresentations, violate applicable laws and regulations, or our policies, such misrepresentations and violations may also put our users' content at risk and could in turn have an adverse effect on our business. Any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of our users' content, or regarding the manner in which the express or implied consent of users for the collection, use, retention, or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or provide or develop new services and features.

Public Perception

Increased usage of our services and additional awareness of Zoom and our brand has led to greater public scrutiny of, press related to, or a negative perception of our collection, use, storage, disclosure, and processing of personal information, and our privacy policies and practices. For example, users and customers, particularly those that are new to Zoom, may not have significant IT or security knowledge or have their own IT controls like those of a larger organization to configure our service in a manner that provides them with control over user settings. This has resulted in reports of users and customers experiencing meeting disruptions by malicious actors. Additional unfavorable publicity and scrutiny has led to increased governmental and regulatory scrutiny and litigation exposure, and could result in material reputational harm, a loss of customer and user confidence, additional expenses and other harm to our business.

Failure to Comply with our Obligations

Obligations related to privacy, data protection, information security, the use of AI, the provision of online services and other interactive platforms (and consumers' expectations regarding them) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and has and may continue to necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal information on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our obligations relating to privacy, data protection, information security, the use of AI and the provision of online services and other interactive platforms. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable privacy, data protection, and information security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal information; and orders to destroy or not use personal information. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Changes in government trade policies, including the imposition of tariffs and export restrictions, could limit our ability to sell our products to certain customers, which may materially adversely affect our sales and results of operations.

The U.S. or foreign governments have taken and may in the future take administrative, legislative, or regulatory action, including imposing tariffs, that could materially interfere with our ability to sell products in certain countries. The direct and indirect effects of tariffs and other restrictive trade policies are difficult to measure and are only one part of a larger U.S./China economic and trade policy disagreement. The effects of tariffs are uncertain because of the dynamic nature of governmental action and responses. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the United States and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions that restrict our ability to operate in China. We cannot predict what actions may ultimately be taken by the current administration or future administrations with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. Any further deterioration in the relations between the United States and China could exacerbate these actions and other governmental intervention. For example, the implementation of China's national-security law in Hong Kong has created additional U.S.-China tensions and could potentially increase the risks associated with the business and operations of U.S.-based technology companies in China. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes would be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.

Further, the U.S. Government has expressed concerns with the security of information and communications technology and services ("ICTS") sourced from providers in China, Russia, and other jurisdictions. In May 2019, an executive order was issued invoking national emergency economic powers to implement a framework to regulate the acquisition or transfer of ICTS in transactions that imposed undue national security risks. The executive order is subject to implementation by the Secretary of

Commerce and applies to contracts entered into prior to the effective date of the order. On March 22, 2021, the U.S. Department of Commerce issued an interim final rule allowing it to identify, review, and prohibit ICTS transactions that pose a national security risk, including transactions involving specified countries, such as China. Several aspects of this rule remain unclear including the scope of affected transactions and how the rule will be implemented and enforced in practice. In addition, the U.S. Commerce Department has implemented additional restrictions and may implement further restrictions that would affect conducting business with certain Chinese companies. Due to the uncertainty regarding the timing, content, and extent of any such changes in policy, we cannot assure you that we will successfully mitigate any negative impact. Depending upon their duration and implementation, these tariffs, the executive order and its implementation, and other regulatory actions could materially affect our business, including in the form of increased cost of revenue, decreased margins, increased pricing for customers, and reduced sales.

We may be subject to additional liabilities on past sales for taxes, surcharges, and fees.

We currently collect and remit applicable indirect taxes in jurisdictions where we, through our employees, have a presence and where we have determined, based on legal precedents in the jurisdiction, that sales of our platform are classified as taxable. State and local taxing authorities have differing rules and regulations that are subject to varying interpretations. This makes the applicability of sales tax to e-commerce businesses, such as ours, uncertain and complex. We believe that we are not otherwise subject to, or required to collect, additional taxes, fees, or surcharges imposed by state and local jurisdictions because we do not have a sufficient physical presence or "nexus" in the relevant taxing jurisdiction, or such taxes, fees, or surcharges do not apply to sales of our platform in the relevant taxing jurisdiction. There is uncertainty as to what constitutes sufficient nexus for sales made over the Internet and, after the U.S. Supreme Court's ruling in South Dakota v. Wayfair, states may require an e-commerce business with no in-state property or personnel to collect and remit sales tax. Therefore, it is possible that we could face future audits or challenges of our positions by taxing authorities and that our liability for these taxes could exceed our estimates. The application of existing, new, or future laws, whether in the U.S. or internationally, could harm our business.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our platform and associated products are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce's Export Administration Regulations ("EAR") and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"). The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S.-embargoed or U.S.-sanctioned countries, governments, persons, and entities, and also require authorization for the export of certain encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements and have enacted or could enact laws that could limit our ability to distribute our platform or could limit our customers' ability to implement our platform in those countries.

Although we have taken precautions to prevent our platform and associated products from being accessed or used in violation of such laws, we have inadvertently allowed our platform and associated products to be accessed or used by some customers in potential violation of U.S. economic sanction laws. In addition, we have in the past inadvertently made and may inadvertently make our software products available to some customers in potential violation of the EAR. Therefore, as warranted, we may submit voluntary self-disclosures regarding compliance with U.S. sanctions and export control laws and regulations to OFAC and to the U.S. Department of Commerce's Bureau of Industry and Security ("BIS"). For instance, in March 2022, we submitted a voluntary self-disclosure to BIS regarding our compliance with certain U.S. export control laws and regulations, which BIS closed out with a warning letter with no referral for criminal or administrative prosecution, and no imposition of monetary fines or penalties.

If we are found to be in violation of U.S. economic sanctions or export control laws in the future, it could result in fines and penalties. We may also be adversely affected through other penalties, business disruption, reputational harm, loss of access to certain markets, or otherwise. While we are working to implement additional controls designed to prevent similar activity from occurring in the future, these controls may not be fully effective.

Changes in our platform, or changes in export, sanctions, and import laws, may delay the introduction and sale of subscriptions to our platform in international markets; prevent our customers with international operations from using our platform; or, in some cases, prevent the access or use of our platform to and from certain countries, governments, persons, or entities altogether. Further, any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons, or technologies targeted by such regulations could result in decreased use of our platform or in our decreased ability to export or sell our platform to existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely harm our business.

We may be subject to, or respond to requests from law enforcement in connection with enforcement of, a variety of U.S. and international laws that could result in claims, increase the cost of operations or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws, or investigations into compliance with the laws.

We may be subject to, or respond to requests from law enforcement that are legally valid, appropriately scoped, and sufficiently detailed in connection with enforcement of, various civil and criminal laws, including those covering copyright, indecent content, child protection, consumer protection, telecommunications services, taxation, and similar matters. It may be difficult, expensive, and disruptive for us to address law enforcement requests, subpoenas and other legal process, and laws in various jurisdictions may conflict and hamper our ability to satisfy or comply with such requests, subpoenas and other legal process. There have been instances where improper or illegal content has been shared on our platform without our knowledge. As a service provider and as a matter of policy, we do not monitor user meetings. However, to protect user safety and prevent conduct that is illegal, violent, or harmful to others, we enforce our terms of service through use of a mix of tools that suggest when such activity may be occurring on our platform. Our trust and safety team may take further action as appropriate, including suspension or termination of the participant's account or referral to law enforcement. The laws in this area are currently in a state of flux and vary widely between jurisdictions. Accordingly, it may be possible that in the future we and our competitors may be subject to legal actions along with the users who shared such content. In addition, regardless of any legal liability we may face, our reputation could be harmed should there be an incident generating extensive negative publicity about the content shared on our platform. Such publicity would harm our business.

Changes in law or policy could compel us or limit our ability to engage in content moderation, or otherwise limit the ability of users to engage in inappropriate or harmful behavior, and could expose us to liability.

There have been various Congressional and executive efforts to eliminate or modify Section 230 of the Communications Act of 1934, enacted as part of the Communications Decency Act of 1996. Section 230 provides protection for providers of online service from liability for content produced by third parties and protects the right to engage in moderation of user content. The current administration and many members of Congress from both parties support the reform or repeal of Section 230, so the possibility of Congressional action remains. In addition, the FCC is considering a petition to adopt rules interpreting Section 230, which limits the liability of internet platforms for third-party content that is transmitted via those platforms and for good-faith moderation of offensive content. No date has been set for a vote on that proposal, and the FCC has not released any document describing the rules that would be proposed. There is no schedule for action by the FCC on the petition. If Congress revises or repeals Section 230 or the FCC adopts rules, we may no longer be afforded the same level of protection offered by Section 230. In addition, there are pending cases before the judiciary that may result in changes to the protections afforded to internet platforms, including a lawsuit that, if successful, would greatly limit the scope of Section 230. The U.S. Supreme Court recently declined to limit the applicability of Section 230 in certain circumstances, but future cases may not yield the same results and a recent decision by the U.S. Court of Appeals for the Third Circuit would limit the applicability of Section 230 to curated content. These various efforts to limit the protections provided by Section 230 would increase the risks faced by internet-based businesses, like Zoom, that rely on third-party content. Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims. If we are found liable for our customers' or other users' activities, we could be required to pay fines or penalties, redesign business methods, or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Legislation has been adopted in Florida and Texas that is intended to reduce or eliminate the power of businesses operating on the Internet to moderate user-generated content, implicitly eliminating the federal protections granted under Section 230. Similar legislation has been introduced in other states. Implementation of the Florida and Texas statutes has been stayed by various federal courts, including the U.S. Supreme Court. On August 18, 2022, the parties in the Florida case requested, and were granted, a stay of the appeals court mandate pending Supreme Court review. On September 16, 2022, the U.S. Court of Appeals for the Fifth Circuit issued a decision upholding the Texas law. On September 30, the parties in that case filed an unopposed motion to stay the Fifth Circuit decision pending Supreme Court review, and the Fifth Circuit granted that request on October 13, 2022. On September 29, 2023, the Supreme Court announced that it would review both the Florida and Texas decisions, and on July 1, 2024, the Court issued a decision returning both cases to the trial courts for additional analysis. The district court in Texas, on August 29, 2024, issued a decision staying some portions of the Texas law and allowing others to go into effect, relying on analysis under both Section 230 and the First Amendment, and on November 18, 2024, the Fifth Circuit issued an order setting parameters for the district court's consideration of the issues raised by the Supreme Court. The district court in Florida set a trial date in its case for June 2025. Florida amended its statute in an effort to address issues that led the court to issue the stay. It is likely that any other such state legislation also would be challenged under the First Amendment to the U.S. Constitution and on the ground that it is preempted by Section 230. In addition, on August 27, 2024, the U.S. Court of Appeals for the Third Circuit issued a decision limiting the protections afforded by Section 230 in cases where a social media company curates user feeds to the extent that the feed becomes the speech of the company, reversing a trial court decision that immunized the company under Section 230. We cannot predict whether any such state legislation will be adopted, enforced, modified, overturned, or vacated.

Furthermore, new laws and regulations have been enacted or are being considered that impose extensive obligations regarding online safety and the operation of online services or platforms, such as the OSA and DSA, which may increase our compliance costs, require changes to our processes, operations, and business practices. For example, these new laws and regulations may seek to regulate the sharing of user-generated content and require us to identify, mitigate, and manage the risks of harm to users from illegal or harmful content. Violating these obligations could carry significant consequences. For example, violating the DSA can result in fines of up to 6% of total annual worldwide revenue and violating the OSA can result in audits, inspections, and fines of up to £18 million or 10% of worldwide revenue, whichever is higher.

Zoom Phone is subject to U.S. federal and international regulation, and other products we may introduce in the future may also be subject to U.S. federal, state, or international laws, rules, and regulations. Any failure to comply with such laws, rules, and regulations could harm our business and expose us to liability.

Federal Regulation

Zoom Phone is provided through our wholly owned subsidiary, Zoom Voice Communications, Inc., which is regulated by the FCC as an interconnected voice over internet protocol ("VoIP") service provider. As a result, Zoom Phone is subject to existing or potential FCC regulations, including, but not limited to, regulations relating to privacy, disability access, porting of numbers, federal Universal Service Fund ("USF"), contributions and other regulatory assessments, emergency calling/Enhanced 911 ("E-911"), access charges for long distance services, and law enforcement access. The Supreme Court currently is considering a challenge to the USF contribution rules that could affect how such contributions are collected from services providers like us. Congress or the FCC may expand the scope of Zoom Phone's regulatory obligations at any time. In addition, FCC classification of Zoom Phone as a common carrier or telecommunications service could result in additional federal and state regulatory obligations. If we do not comply with any current or future state regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our product offerings, exit certain markets, or raise the price of our products, any of which could ultimately harm our business and results of operations. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell Zoom Phone to our customers and harm our business.

As described above, the FCC has reinstated its prior network neutrality regulations, but the FCC order was reversed by the Sixth Circuit Court of Appeals. See Part 1A. Failures in internet infrastructure or interference with broadband access could cause current or potential users to believe that our systems are unreliable, possibly leading our customers to switch to our competitors, or to cancel their subscriptions to our platform. Changes in FCC regulation of the internet and internet-based services also could impose new regulatory obligations on our other services. Such action could result in extension of common carrier regulation to internet-based communications services like the ones we offer. The imposition of common carrier regulation would increase our costs, and we could be required to modify our service offerings to comply with regulatory requirements. The failure to comply with such regulation could result in substantial fines and penalties and other sanctions.

On December 13, 2023, the FCC adopted revised rules on reporting of breaches of private customer information, known as CPNI. The revised rules could broaden the types of CPNI breaches that must be reported, but also could limit the number of reports that must be filed by adopting a minimum threshold for the number of customers affected and not requiring reporting in certain circumstances when customers are not harmed. The rules also require that breach reports be provided directly to the FCC, which could increase the risk of enforcement action, including fines and behavioral remedies. These rules are not yet in effect and have been challenged in federal court. We cannot predict the impact of the new rules on our operations or business or whether they will be overturned in court.

The FCC has adopted rules that prohibit Chinese companies that are deemed to be a national security risk by other federal agencies from obtaining new authorizations and placed on a list known as the Covered List to sell telecommunications equipment in the U.S. and is considering proposed rules that would ban those companies from selling previously-authorized equipment or could prohibit the use of their equipment in the U.S. Zoom does not currently have any equipment from the companies subject to the ban in its network, but if other companies are added to the Covered List and the FCC adopts rules that ban sales or use of equipment from such companies, we could be required to find new sources for similar equipment or replace existing equipment entirely.

State Regulation

State telecommunications regulation of Zoom Phone is generally preempted by the FCC. However, states are allowed to assess state USF contributions, E-911 fees, and other surcharges. A number of states require us to contribute to state USF and pay E-911 and other assessments and surcharges, while others are actively considering extending their programs to include the products we offer. The California Public Utilities Commission has adopted an order requiring VoIP providers like Zoom Phone to obtain authority to operate in that state. We generally pass USF, E-911 fees, and other surcharges through to our customers where we are permitted to do so, which may result in our products becoming more expensive. We expect that state public utility commissions will continue their attempts to apply state telecommunications regulations to services like Zoom Phone. If we do not comply with any current or future state regulations that apply to our business, we could be subject to substantial fines and penalties, and we may have to restructure our product offerings, exit certain markets, or raise the price of our products, any of which could harm our business.

Certain states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. California's state-specific network neutrality law has taken effect and Vermont's law took effect, but a challenge to that law remains pending. The FCC's April 25 order permits it to preempt any state-level network neutrality requirements that go beyond the requirements adopted in that order, but specifically held that the California law would not be preempted. The FCC order was stayed on August 1, 2024, pending resolution of an appeal. For additional information on this order, see the risk factor titled "Failures in internet infrastructure or interference with broadband access could cause current or potential users to believe that our systems are unreliable, possibly leading our customers to switch to our competitors, or to cancel their subscriptions to our platform." We cannot predict whether other state initiatives will be enforced, modified, overturned, or vacated.

International Regulation

As we expand internationally, we may be subject to telecommunications, consumer protection, privacy, data protection, and other laws and regulations in the foreign countries where we offer our products. If we do not comply with any current or future international regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our product offerings, exit certain markets, or raise the price of our products, any of which could harm our business.

Risks Related to Our Intellectual Property

We are currently, and may be in the future, party to intellectual property rights claims and other litigation matters, which, if resolved adversely, could harm our business.

We protect our intellectual property through patents, copyrights, trademarks, domain names, and trade secrets and, from time to time, are subject to litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other proprietary rights of others. Some companies, including some of our competitors, own large numbers of patents, as well as valuable copyrights and trademarks, which they may use to assert claims against us. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims, commercial claims, and other assertions against us grows. We have in the past been, are currently, and may from time to time in the future become, a party to litigation and disputes related to our use of intellectual property, our business practices, and our platform. While we intend to defend these lawsuits vigorously and believe that we have valid defenses to these claims, litigation can be costly and time consuming, divert the attention of our management and key personnel from our business operations and dissuade potential customers from subscribing to our services, which would harm our business. Furthermore, with respect to these lawsuits, there can be no assurances that favorable outcomes will be obtained. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, our agreements with certain larger customers include certain provisions for indemnifying them against liabilities if our services infringe a third party's intellectual property rights, which could require us to make payments to our customers. During the course of any litigation or dispute, we may make announcements regarding the results of hearings and motions and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common stock may decline. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all, and we may be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative, non-infringing technology or practices could require significant effort and expense. Our business could be harmed as a result.

Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.

We primarily rely and expect to continue to rely on a combination of patent, trademark and domain name protection, trademark and copyright laws, as well as confidentiality and license agreements with our employees, consultants, and third parties, to protect our intellectual property and proprietary rights. We make business decisions about when to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost, diminished or impaired, which could harm our brand and our business. Third parties may knowingly or unknowingly infringe our intellectual property or proprietary rights; third parties may challenge our intellectual property or proprietary rights; our pending and future patent, trademark, and copyright applications may not be approved; and we may not be able to prevent infringement without incurring substantial expense. We have also devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, consultants, and third parties. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may develop similar technologies or processes, or independently discover our trade secrets, in which case we would not be able to assert our trade secret rights. Further, the laws of certain foreign countries do not provide the same level of intellectual property protection of corporate proprietary information and assets such as rights to patents, copyrights, trademarks, trade secrets, know-how, and records, as the laws of the United States. For instance, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights abroad. Additionally, we may also be exposed to material risks of theft or unauthorized reverse engineering of our proprietary information and other intellectual property, including technical data, manufacturing processes, data sets, or other sensitive information. Our efforts to enforce our intellectual property rights in such foreign countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition, and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our platform, brand, and other intangible assets may be diminished, and competitors may be able to more effectively replicate our platform and its features. Any of these events would harm our business.

Our use of third-party open source software could negatively affect our ability to offer and sell subscriptions to our platform and subject us to possible litigation.

We have incorporated, and may in the future incorporate, third-party open source software (including our open source AI models) in our technologies. Open source software is generally licensed by its authors or other third parties under open source licenses. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and requesting compliance with the open source software license terms. Accordingly, we may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Some open source software licenses require end-users who use, distribute or make available across a network software and services that include open source software to offer aspects of the technology that incorporates the open source software for no cost. We may also be required to make publicly available source code (which in some circumstances could include valuable proprietary code) for modifications or derivative works we create based upon incorporating or using the open source software and/or to license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose our source code that incorporates or is a modification of such licensed software. While we use tools designed to help us monitor and comply with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of their licenses, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide guidance of their proper legal interpretations. If we were to receive a claim of non-compliance with the terms of any of these open source licenses, we could be required to publicly release certain portions of our proprietary source code. We could also be required to expend substantial time and resources to re-engineer some of our software. Any of the foregoing could disrupt and harm our business. Furthermore, with respect to our use of third party open source AI models, some licenses to third party open source AI models contain additional use restrictions pertaining to research-only limitations or, in some cases, vague notions of responsible uses for the AI models, which may not in all instances comport with our business practices.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business and could help our competitors develop products and services that are similar to or better than ours.

Risks Related to Ownership of Our Class A Common Stock

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock has been and will likely continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our Class A common stock by us or our stockholders;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

- announcements by us or our competitors of new products, features, or services;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, products, services, or technologies by us or our competitors;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- any significant change in our management; and

- general political, social, economic and market conditions, in both domestic and our foreign markets, including effects of increased interest rates and inflationary pressures.

In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. For example, in April 2020, June 2020, July 2020 and October 2021, we and certain of our officers and directors were sued in putative class action lawsuits and purported shareholder derivative lawsuits alleging violations of the federal securities laws for allegedly making materially false and misleading statements about our data privacy and security measures. Securities litigation against us could result in substantial costs and divert our management's time and attention from other business concerns, which could harm our business. We may be the target of additional litigation of this type in the future as well.

The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to our IPO, including our executive officers, employees, and directors and their affiliates, limiting your ability to influence corporate matters.

Our Class B common stock has 10 votes per share and our Class A common stock has one vote per share. As of January 31, 2025, the holders of our outstanding Class B common stock held 61.8% of the voting power of our outstanding capital stock, with our directors, executive officers and 5% stockholders and their respective affiliates holding 57.0% of such voting power in the aggregate. As of January 31, 2025, our founder, President and Chief Executive Officer, Eric S. Yuan, together with his affiliates, held approximately 7.2% of our outstanding capital stock but controlled approximately 31.8% of the voting power of our outstanding capital stock. Therefore, these holders have significant influence over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of Zoom or our assets, for the foreseeable future. Each share of Class B common stock will be automatically converted into one share of Class A common stock upon the earliest of (i) the date that is six months following the death or incapacity of Mr. Yuan, (ii) the date that is six months following the date that Mr. Yuan is no longer providing services to us or his employment is terminated for cause, (iii) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting as a separate class, and (iv) the 15-year anniversary of the closing of our IPO.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than a majority of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Yuan retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of our Class A and Class B common stock. As a board member, Mr. Yuan owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Yuan is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell Class A common stock, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our Class A common stock.

Substantial future sales of shares of our Class A common stock and Class B common stock could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock and Class B common stock (after automatically converting to Class A common stock) in the public market, or the perception that these sales might occur, could depress the market price of our Class A common stock.

In addition, certain of our stockholders have registration rights that would require us to register shares owned by them for public sale in the United States. We have also filed a registration statement to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods and applicable volume and restrictions that apply to affiliates, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding restricted stock unit ("RSU") awards are available for immediate resale in the United States in the open market.

Sales of our shares could also impair our ability to raise capital through the sale of additional equity securities in the future and at a price we deem appropriate. These sales could also cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us, and the market price of our Class A common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of Zoom, even if a change in control was considered favorable by our stockholders.

Our charter documents also contain other provisions that could have an anti-takeover effect, such as:

- establishing a classified board of directors so that not all members of our board of directors are elected at one time;

- permitting the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

- providing that directors may only be removed for cause;

- prohibiting cumulative voting for directors;

- requiring super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

- authorizing the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- eliminating the ability of stockholders to call special meetings of stockholders;

- prohibiting stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

- our dual-class common stock structure as described above.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, or the certificate of incorporation or the amended and restated bylaws; or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our results of operations.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future returns on their investment.

General Risk Factors

Estimates of our market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts for the markets in which we compete, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every organization covered by our market opportunity estimates will necessarily buy video communications and collaboration platforms, and some or many of those organizations may choose to continue using legacy communication methods or point solutions offered by our competitors. It is impossible to build every product feature that every customer or user wants, and our competitors may develop and offer features that our platform does not provide. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the organizations covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. Even if the markets in which we compete meet the size estimates and growth forecasts, our business could fail to grow for a variety of reasons outside of our control, including competition in our industry. If any of these risks materializes, it could harm our business and prospects.

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunctions, cyber-attack, war, terrorist attack, disease, or health epidemics, could result in lengthy interruptions in our service. In particular, our U.S. headquarters and some of the data centers we utilize are located in the San Francisco Bay Area, a region known for seismic activity, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In addition, acts of terrorism could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, our service could be interrupted. Moreover, if our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver products to our users would be impaired, or we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed.

We also face risks related to health epidemics. An outbreak of a contagious disease, and other adverse health developments could have an adverse effect on global economic conditions and on our business. The effects could include business and service disruptions, such as the temporary closure of our facilities, restrictions on our employees' ability to travel to support our facilities and services, and difficulties in hiring new employees.

We are subject to risks associated with our strategic investments, including partial or complete loss of invested capital. Significant changes in the fair value of our investment portfolio could negatively impact our financial results.

We have strategic investments in publicly traded and privately held companies. The financial success of our investments in any privately held company is typically dependent on a liquidity event, such as a public offering, acquisition or other favorable market event reflecting appreciation to the cost of our initial investment. In addition, valuations of privately held companies are inherently complex due to the lack of readily available market data. Likewise, the financial success of our investment in any publicly held company is typically dependent upon an exit in favorable market conditions, and to a lesser extent on liquidity events. The capital markets for public offerings and acquisitions are currently depressed and the likelihood of successful liquidity events for the companies we have invested in could significantly worsen. In addition, valuations of privately held companies are inherently complex due to the lack of readily available market data.

We record all fair value adjustments of our publicly traded and privately held non-marketable securities through the consolidated statement of operations. As a result, we may experience additional volatility to our statements of operations due to changes in market prices of our investments in publicly held securities and the valuation and timing of observable price changes or impairments of our investments in privately held securities. Our ability to mitigate this volatility in any given period may be impacted by our contractual obligations to hold securities for a set period of time. All of our investments are subject to a risk of a partial or total loss of investment capital. Changes in the fair value or partial or total loss of investment capital of these individual companies could be material to our financial statements and negatively impact our business and financial results.

Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. It is also difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could harm our business.

We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all, particularly during times of market volatility and general economic instability. The need for additional liquidity may also be affected by the federal government's potential failure to raise the debt ceiling or correct a prolonged banking or financial crisis. If we raise additional funds through the issuance of equity or equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Class A common stock, and our stockholders may experience dilution.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the rules and regulations of the applicable listing standards of The Nasdaq Stock Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs; make some activities more difficult, time-consuming, and costly; and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources in our accounting, legal and IT organizations.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems, and controls to accommodate such changes. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls, or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports, or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Recently, the SEC has alleged violations of internal controls at other public companies, even in the absence of an underlying accounting or disclosure violation, which significantly increases the enforcement risk faced by us and other public companies for any weaknesses in disclosure controls and internal control over financial reporting.

Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Stock Market. We are required to provide an annual management report on the effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our Class A common stock.

Our Class A common stock market price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If one or more securities analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our Class A common stock to decline.

We incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may harm our business.

As a public company listed in the United States, we incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and The Nasdaq Stock Market, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as members of senior management.

Regulators', investors' and other stakeholders' expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from regulators, investors, customers and other stakeholders concerning environmental, social and governance matters. To the extent we share information about our practices in this area, we could be criticized for the accuracy, adequacy, or completeness of such disclosures. In addition, we may communicate related goals or initiatives from time to time, which can be costly to achieve and difficult to implement. There is no assurance that we will achieve any of these goals, that our initiatives will achieve their intended outcome, and our ability to implement these initiatives or achieve these goals may be dependent on external factors outside our control. Further, we may experience backlash from customers, government entities, advocacy groups, employees, or other stakeholders who disagree with our actual or perceived positions, or with our lack of position on social, environmental, governance, political, public policy, economic, geopolitical, or other sensitive issues. Any perceived lack of transparency about these matters could harm our brand and reputation, our employees' engagement and retention, and the willingness of our customers and partners to do business with us.

Climate change may have an impact on our business.

There are inherent climate-related risks wherever business is conducted. We have a global workforce, and operate in leased office spaces and data centers, and the short, medium and long term climate impacts to our business are unclear.

Changing market dynamics, global policy developments and the increasing frequency and impact of extreme weather events to infrastructure in the U.S. and elsewhere have the potential to disrupt our business, the business of our third-party suppliers and the business of our customers, and may cause us to experience losses and additional costs to maintain or resume operations. In addition, we may be subject to increased regulations, reporting requirements, standards or expectations regarding the environmental impacts of our business.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

Risk Management and Strategy

We have designed and implemented an information security program that is tailored to our operations and infrastructure, the nature of our products and services, and the sensitivity of data. Our information security program consists of processes that are designed to identify, assess, and manage material risks from cybersecurity threats.

We have implemented cybersecurity risk management processes that include, for example, vulnerability assessments, application security assessments, penetration testing, third party security assessments, security audits, and ongoing risk assessments. In addition, we have implemented certain technical, physical, and organizational safeguards designed to mitigate material risks from cybersecurity threats, including, for example, depending on the environment or system: information security policies and standards, data protection policies and standards, security training and awareness campaigns, information protection processes, and systems monitoring for cybersecurity threats. We have also implemented an Incident Response Plan and procedures that provide us with a framework for responding to cybersecurity incidents. The Incident Response Plan and procedures provide protocols for incident evaluation, including the use of third-party service providers, processes for notification, and internal escalation of information to our senior management and the appropriate Board committee(s), all as appropriate depending on the nature of the incident. The Incident Response Plan is reviewed and updated, as necessary, under the leadership of Zoom's Chief Information Security Officer ("CISO").

Further, our assessment and management of material risks from cybersecurity threats are an important element of our overall enterprise risk management program and included in our annual enterprise risk assessment which we provide to senior management and the Board.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example: professional services firms (including legal counsel), threat intelligence service providers, cybersecurity consultants, cybersecurity software and managed service providers, penetration testing firms, and forensic investigators.

We have a third party risk management program designed to oversee, identify, and mitigate material risks from cybersecurity threats associated with our use of third-party service providers. We perform risk-based due diligence and ongoing monitoring of third parties, which may include, for example: reviewing the third party's relevant security audits and assessments, conducting our own security assessments, and imposing contractual obligations related to information security.

As of the date of this Annual Report on Form 10-K, we do not believe any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see the risk factor titled "Our security measures, and those of the third parties with whom we work, have been compromised in the past and may be compromised in the future. If our security measures are compromised in the future or if our information technology fails, this could harm our reputation, expose us to significant fines and liability, impair our sales, and harm our business. In addition, our products and services may be perceived as not being secure. This perception may result in customers and users curtailing or ceasing their use of our products, us incurring significant liabilities, and our business being harmed" in Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K.

Governance

Our Board addresses our cybersecurity risk management as part of its general oversight function. As outlined in its committee charter, the Cybersecurity Risk Management Committee of the Board ("Cybersecurity Risk Committee") assists the Board in fulfilling its oversight responsibility. Our CISO, Michael Adams, leads the team responsible for implementing and maintaining our information security program and reports directly to the Chief Operating Officer ("COO"), who reports directly to our Chief Executive Officer ("CEO"). Mr. Adams is a graduate of the United States Naval Academy and brings nearly 30 years of security and leadership experience, including serving as Deputy General Counsel of NATO's International Security Assistance Force Joint Command, Deputy General Counsel of the United States' Military's Pacific Command, and Deputy

General Counsel for two Chairmen of the Joint Chiefs of Staff of the United States, as well as an executive at a leading technology company. Mr. Adams previously served as Zoom's Chief Counsel to the COO and CISO.

The CISO provides regular briefings to our senior management and the Cybersecurity Risk Committee concerning relevant cybersecurity risks and the processes we have implemented to address them. The Cybersecurity Risk Committee and the Board also receive various reports, summaries, and presentations related to cybersecurity threats, risks, and mitigations.

Item 2. PROPERTIES

Our corporate headquarters is located in San Jose, California, where we lease approximately 103,000 square feet of commercial space pursuant to operating leases that expire in the fiscal year ending January 31, 2030. In addition, we maintain additional offices in the United States and internationally in APAC and EMEA.

Item 3. LEGAL PROCEEDINGS

Information with respect to this item may be found in Note 9 - "Commitment and Contingencies" in the accompanying notes to the consolidated financial statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, under "Legal Proceedings," which is incorporated herein by reference.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol "ZM."

Holders of Record

As of January 31, 2025, we had 52 holders of record of our Class A common stock and 12 holders of record of our Class B common stock. Because many of our shares of Class A common stock are held in street name by brokers and other nominees on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our Class A common stock represented by these holders of record.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board may deem relevant.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The following graph compares (i) the cumulative total stockholder return on our Class A common stock from January 31, 2020 through January 31, 2025 with (ii) the cumulative total return of the Russell 2000 Index ("RUT") and the Nasdaq Computer Index ("IXCO") over the same period, assuming the investment of $100 in our Class A common stock and in both of the other indices on January 31, 2020 and the reinvestment of dividends. The graph uses the closing market price on January 31, 2020 of $76.30 per share as the initial value of our Class A common stock. As discussed above, we have never declared or paid a cash dividend on our Class A common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future.


Comparison of Cumulative Total Return
$700
$600
$500
$400
$300
$200
$100
$—
$289
$142
$114
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
April-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
Oct-22
Jan-23
Apr-23
Jul-23
Oct-23
Jan-24
Apr-24
Jul-24
Oct-24
Jan-25
ZM
RUT
IXCO

Unregistered Sales of Equity Securities

None.

Use of Proceeds

None.

Issuer Purchases of Equity Securities

The following table presents information with respect to our repurchases of Class A common stock during the three months ended January 31, 2025:

Period	Total Number of Shares Purchased[1]		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program[1]		Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Program (in thousands)[1]
November 1 - 30, 2024	333,702	$	80.65	333,702	$	1,933,775
December 1 – 31, 2024	1,986,422	$	84.50	1,986,422	$	1,765,925
January 1 – 31, 2025	1,961,501	$	81.47	1,961,501	$	1,606,122
Total	4,281,625	$	82.81	4,281,625	$	1,606,122

(1) In February 2024, our Board of Directors authorized a stock repurchase program of up to $1.5 billion of our Class A common stock. In November 2024, our Board of Directors authorized the repurchase of an additional $1.2 billion of our outstanding Class A common stock. Repurchases of our Class A common stock may be effected, from time to time, either on the open market (including pre-set trading plans), in privately negotiated transactions, and other transactions in accordance with applicable securities laws. The repurchase program does not obligate us to acquire any particular amount of Class A common stock, and the repurchase program may be suspended or discontinued at any time at our discretion. See Note 10 "Stockholders' Equity and Equity Incentive Plans" of this Annual Report on Form 10-K for additional information related to share repurchases.

Item 6. [RESERVED]

Not applicable

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section titled "Risk Factors" and in other parts of this Annual Report on Form 10-K.

Overview

Zoom Workplace with AI Companion is an open, AI-first work platform for human connection. Our platform is designed to enable seamless communication and collaboration through a suite of products that includes Zoom Meetings, Zoom Phone, Zoom Team Chat, and Zoom Docs, and more, all powered by AI to improve productivity, collaboration, and business outcomes.

We strive to simplify the workday with tools that drive meaningful team collaboration and customer engagement. Zoom Workplace, our AI-driven platform, supports businesses by providing an open, scalable solution for communication and collaboration. This includes Zoom Contact Center, Zoom Revenue Accelerator, and Zoom Events, which empower sales, marketing, and customer experience teams to foster stronger customer relationships.

AI is core to Zoom's product innovation. In fiscal year 2025, Zoom continued to invest in AI and focused on three key areas regarding AI: supporting individual productivity, powering better collaboration, and helping customer-facing teams deliver meaningful business value and delight to their customers. Our federated approach to AI enables users to leverage multiple AI models (including those from OpenAI, Anthropic, and Meta), making AI more accessible and affordable so that more people can incorporate them in their day-to-day workflows. In line with our commitment to responsible AI, Zoom does not use customer audio, video, chat, screen sharing, attachments, or other communications (such as poll results, whiteboard, and reactions) to train Zoom's or third-party AI models.

Zoom's platform prioritizes security and privacy, with 32 co-located data centers globally and robust encryption. We are committed to delivering high-quality, real-time video, even in low-bandwidth conditions, while safeguarding our customers' data.

Revenue is driven by subscriptions to Zoom Workplace and Zoom Business Services. Our core offerings include Zoom Workplace Pro, Business, and Enterprise bundles, with vertical-specific plans for Education, Healthcare, and Government. We also offer Zoom Phone, with regional and global calling plans designed to meet diverse customer needs.

Our revenue was $4,665.4 million, $4,527.2 million, and $4,393.0 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively, representing year-over-year growth of 3.1% and 3.1%, respectively. We had net income of $1,010.2 million, $637.5 million, and $103.7 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. Net cash provided by operating activities was $1,945.3 million, $1,598.8 million, and $1,290.3 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively.

Macroeconomic Conditions and Other Factors

The macroeconomic environment including geopolitical conflicts, tariffs and trade tensions, inflationary pressures, interest rate fluctuations, and foreign currency exchange rate volatility continues to create uncertainty in demand for subscriptions to our unified communications and collaboration platform. These factors, along with responses by central banks and government policies, have placed pressure on consumer and business behavior, leading to elongated sales cycles and increased scrutiny of IT budgets among existing and potential customers. For the fiscal year ended January 31, 2025, compared to the fiscal year ended January 31, 2024, we experienced continued growth in total revenue and revenue from Enterprise customers. However, several factors have impacted and may continue to impact our growth rate, such as higher market penetration, increased competition, and the maturation of our business, among others.

While we have seen improvement in the macroeconomic environment in recent periods, we continue to monitor the potential effects of these circumstances as well as the overall global economy and geopolitical landscape on our business and financial results, as well as the overall global economy. The implications of macroeconomic conditions on our business, results of operations, and overall financial position, particularly in the long term, remain uncertain.

Refer to "Part I, Item 1A. Risk Factors" of this Annual Report on Form 10-K for further discussions of the potential impacts of the current macroeconomic conditions on our business.

Key Factors Affecting Our Performance

Acquiring New Customers

We are focused on continuing to grow the number of customers who use Zoom Workplace and Zoom Business Services. Our operating results and growth prospects will depend, in part, on our ability to attract new customers. While we believe there is a significant market opportunity that our platform addresses, it is difficult to predict customer adoption rates or the future growth rate and size of the market for our platform. We will need to continue to invest in sales and marketing in order to address this opportunity by hiring, developing, and retaining talented sales personnel who are able to achieve desired productivity levels in a reasonable period of time.

Expansion of Zoom Across Existing Enterprise Customers

We believe that there is a large opportunity for growth with many of our existing customers. Historically, customers have increased the size of their subscriptions as they have expanded their use of our platform across their operations. Over the past few years, macroeconomic headwinds have resulted in slower hiring and higher seat count downsells from our existing Enterprise customers in key markets that has impacted the rate of expansion and have caused our net dollar expansion rate for Enterprise customers to drop below one hundred percent. Despite the decline in our rate of expansion, we believe there are still opportunities for future growth with our existing customers as we innovate our platform with additional product offerings and the use of AI. This expansion in the use of our platform also provides us with opportunities to market and sell additional products to our customers, such as Zoom Phone, Contact Center, and Workvivo. In order for us to address this opportunity and expand the use of our products with our existing customers, we will need to maintain the reliability of our platform and produce new features and functionality that are responsive to our customers' requirements for enterprise-grade solutions.

We quantify our expansion across existing Enterprise customers through our net dollar expansion rate. We define Enterprise customers as distinct business units who have been engaged by either our direct sales team, resellers, or strategic partners. Revenue from Enterprise customers represented 59.0%, 57.9% and 54.8% of total revenue for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. Our net dollar expansion rate includes the increase in user adoption within our Enterprise customers, as our subscription revenue is primarily driven by the number of paid licenses within a customer and the purchase of additional products, and compares our subscription revenue from the same set of Enterprise customers across comparable periods. We calculate net dollar expansion rate as of a period end by starting with the annual recurring revenue ("ARR") from all Enterprise customers as of 12 months prior ("Prior Period ARR"). We define ARR as the annualized revenue run rate of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly recurring revenue ("MRR") and multiplying it by 12. MRR is defined as the recurring revenue run-rate of subscription agreements from all Enterprise customers for the last month of the period, including revenue from monthly subscribers who have not provided any indication that they intend to cancel their subscriptions. We then calculate the ARR from these Enterprise customers as of the current period end ("Current Period ARR"), which includes any upsells, contractions, and attrition. We divide the Current Period ARR by the Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12 months calculation, we take an average of the net dollar expansion rate over the trailing 12 months. Our net dollar expansion rate may fluctuate as a result of a number of factors, including the level of penetration within our customer base, expansion of products and features, and our ability to retain our Enterprise customers. Our trailing 12 month net dollar expansion rate for Enterprise customers was 98%, 101%, and 115% as of January 31, 2025, 2024, and 2023, respectively.

Retention of Online Customers

In addition to Enterprise customers, we also have a significant number of customers who subscribe to our services directly through our website ("Online customers" or "Online business"). Online customers represent a diverse customer base, ranging from individual consumers to small and medium-size businesses. We continue to focus on acquisition and retention of our Online customer base through various strategies to improve the features and functionalities of our products and services. Revenue from Online customers represented 41.0%, 42.1%, and 45.2% of total revenue for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. The ability to retain these Online customers will have an impact on our future revenue. The online monthly average churn for our Online customers was 2.9%, 3.1%, and 3.4% per month for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. One of the dynamics in the Online portion of the business is the MRR contribution from customers who have retained Zoom services for a certain portion of time as these customers tend to maintain their subscriptions and contribute meaningfully to the Online business. As of January 31, 2025, 2024, and 2023 the percentage of total Online MRR from Online customers with a continual term of service of at least 16 months was 75.1%, 74.2% and 72.0% respectively.

We calculate our online average monthly churn by starting with the Online customer MRR as of the beginning of the applicable quarter ("Entry MRR"). We define Entry MRR as the recurring revenue run-rate of subscription agreements from all Online customers except for subscriptions that we recorded as churn in a previous quarter based on the customers' earlier indication to us of their intention to cancel that subscription. We then determine the MRR related to customers who canceled or downgraded their subscription or notified us of that intention during the applicable quarter ("Applicable Quarter MRR Churn") and divide the Applicable Quarter MRR Churn by the applicable quarter Entry MRR to arrive at the MRR churn rate for Online customers. We then divided that amount by three to calculate the Online average monthly churn for the applicable quarter.

Innovation and Expansion of Our Platform

We continue to invest resources to enhance the capabilities of Zoom Workplace and Zoom Business Services. For example, we have introduced a number of new products and enhancements, including Zoom AI Companion, Zoom Docs, and ongoing enhancements for Zoom Phone, Meetings, Zoom Rooms, Sessions, Webinars, Events, and Contact Center. We also deliver Zoom Phone calling plans in more than 45 countries and territories as of January 31, 2025.

We recently announced several upcoming products, including Zoom Tasks, a custom AI Companion add-on, Zoom Workplace for Frontline Workers, and Zoom Workplace for Clinicians. The custom AI Companion add-on is designed to handle complex tasks across our platform by integrating data from multiple sources, including third-party apps. Zoom Workplace for Frontline Workers is an AI-powered mobile solution aimed at enhancing on-shift communications, task management, and insights for frontline employees and their managers. Zoom Workplace for Clinicians is designed to automate clinical workflows, leveraging healthcare AI to streamline clinical notes, reduce documentation overhead, and improve doctor-patient interactions. These products are expected to be generally available in the first half of 2025.

Third-party developers are also a key component of our strategy for platform innovation to make it easier for customers and developers to extend our product portfolio with new functionalities. We believe that as more developers and other third parties use our platform to integrate major third-party applications, we will become the ubiquitous platform for communications and collaboration. We will need to expend additional resources to continue introducing new products, features, and functionality, and supporting the efforts of third parties to enhance the value of our platform with their own applications.

An E2EE option is available to free and paid Zoom customers globally who host meetings with up to 1,000 participants as well as on Zoom Phone for one-on-one calls on the same Zoom account. Zoom's E2EE uses the same 256-bit AES-GCM encryption to encrypt real-time media in meetings during transit that supports standard Zoom Meetings, but with Zoom's E2EE, the feature is designed so that the device of the meeting host, or originating caller in the case of Zoom Phone, as opposed to Zoom's servers, generates encryption keys and uses public key cryptography to distribute these keys to the other meeting participants or call recipient. Additionally, Zoom's post-quantum E2EE is now globally available for Zoom Workplace, specifically for Zoom Meetings and Zoom Phone, with support for Zoom Rooms coming soon. We believe that the launch of the new security enhancement makes Zoom the first UCaaS company to offer a post-quantum E2EE solution for video conferencing.

International Opportunity

Our platform addresses the communications and collaboration needs of users worldwide, and we see international expansion as a major opportunity. Our revenue from the rest of the world (APAC and EMEA) represented 28.2%, 28.7%, and 30.5% of our total revenue for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. We use strategic partners and resellers to sell in certain international markets where we have limited or no direct sales presence. While we believe global demand for our platform will continue to increase as international market awareness of Zoom grows, our ability to conduct our operations internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets.

Key Business Metrics

We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions.

Number of Enterprise Customers

As Zoom continues to expand and evolve, we have seen an increasing overlap between our Enterprise and Online customer categories. Over time, customers with lower MRR are expected to move from Enterprise to Online as we optimize our sales strategies. While these moves do not have a material impact on other key business metrics, the number of customers between these two groups has become less meaningful as a key business metric. Therefore, beginning in the first quarter of fiscal year 2026, we will no longer report the number of Enterprise customers as a key business metric. However, we will continue to provide this metric in the appendix of our investor deck through the end of fiscal year 2026, which will be accessible on our investor relations website (investors.zoom.us).

Instead of using Enterprise customer count as an indicator of our performance, we believe that revenue from Enterprise customers and the number of customers contributing more than $100,000 in trailing 12 month revenue are better indicators of our ability to grow and scale with larger organizations. These metrics better reflect our progress in attracting and retaining high-value customers and scaling our business over time.

As of January 31, 2025, 2024, and 2023, we had approximately 192,600, 220,400, and 213,000 Enterprise customers, respectively. During the three months ended April 30, 2024, in order to enhance customer experience and improve efficiency, we transitioned approximately 26,800 Enterprise customers with lower MRR away from working with direct sales teams, resellers, or strategic partners. These customers are now considered Online customers and no longer included in our Enterprise customer total as of January 31, 2025. The impact of this transition did not have a material impact on the percentage of revenue from Enterprise and Online customers, net dollar expansion rate, or Online average monthly churn.

Customers Contributing More Than $100,000 of Trailing 12 Months Revenue

We focus on growing the number of customers who contribute more than $100,000 of trailing 12 months revenue as it is a measure of our ability to scale with our customers and attract larger organizations to Zoom. Revenue from these customers represented 31.0%, 29.2%, and 27.1% of total revenue for the fiscal years ended January 31, 2025, 2024, and 2023, respectively. As of January 31, 2025, 2024, and 2023, we had 4,088, 3,810, and 3,471 customers, respectively, that contributed more than $100,000 of trailing 12 months revenue, demonstrating our penetration of larger organizations, including enterprises. These customers are a subset of Enterprise customers.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe that free cash flow ("FCF") is a non-GAAP financial measure that is useful in evaluating our liquidity.

Free Cash Flow

We define FCF as GAAP net cash provided by operating activities less purchases of property and equipment. We believe that FCF is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our operations that, after investments in property and equipment, can be used for future growth. FCF is presented for supplemental informational purposes only and has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. It is important to note that other companies, including companies in our industry, may not use this metric, may calculate this metric differently, or may use other financial measures to evaluate their liquidity, all of which could reduce the usefulness of this non-GAAP metric as a comparative measure.

The following table presents a summary of our cash flows for the fiscal years presented and a reconciliation of FCF to net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended January 31,		
	2025	2024	2023
	(in thousands)		
Net cash provided by operating activities	$ 1,945,308	$ 1,598,836	$ 1,290,262
Less: purchases of property and equipment	(136,560)	(126,953)	(103,826)
Free cash flow (non-GAAP)	$ 1,808,748	$ 1,471,883	$ 1,186,436
Net cash used in investing activities	$ (1,106,024)	$ (1,183,689)	$ (318,322)
Net cash (used in) provided by financing activities	$ (1,028,077)	$ 60,186	$ (936,942)

Components of Results of Operations

Revenue

We derive our revenue from subscription agreements with customers for access to our unified communications and collaboration platform. Our customers generally do not have the ability to take possession of our software. We also provide services, which include professional services, consulting services, and online event hosting, which are generally considered distinct from the access to our unified communications and collaboration platform. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services over the contract term which can include a free period discount.

Cost of Revenue

Cost of revenue primarily consists of costs related to hosting our unified communications and collaboration platform and providing general operating support services to our customers. These costs are related to our co-located data centers, third-party cloud hosting, integrated third-party PSTN services, personnel-related expenses, amortization of capitalized software development and acquired intangible assets, royalty payments, and allocated overhead.

Operating Expenses

Research and Development

Research and development expenses primarily consist of personnel-related expenses directly associated with our research and development organization, depreciation of equipment used in research and development, and allocated overhead. Research and development costs are expensed as incurred.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel-related expenses directly associated with our sales and marketing organization. Other sales and marketing expenses include advertising and promotional events to promote our brand, such as awareness programs, digital programs, public relations, tradeshows, and our user conference, Zoomtopia, and allocated overhead. Sales and marketing expenses also include credit card processing fees related to sales and amortization of deferred contract acquisition costs.

General and Administrative

General and administrative expenses primarily consist of personnel-related expenses associated with our finance and legal organizations; professional fees for external legal, accounting, and other consulting services; expected credit losses; insurance; certain indirect taxes; litigation settlements; corporate security and regulatory expenses; and allocated overhead.

Gains (Losses) on Strategic Investments, Net

Gains (losses) on strategic investments, net consist primarily of remeasurement gains or losses on our equity investments.

Other Income, Net

Other income, net consists primarily of interest income and net accretion on our marketable securities and effect of changes in foreign currency exchange rates.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to federal, state, and foreign jurisdictions where we conduct business.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of revenue for each of the fiscal years indicated:

	Year Ended January 31,		
	2025	2024	2023
	(in thousands)		
Revenue	$ 4,665,433	$ 4,527,224	$ 4,392,960
Cost of revenue [1]	1,129,627	1,077,801	1,100,451
Gross profit	3,535,806	3,449,423	3,292,509
Operating expenses:			
Research and development [1]	852,415	803,187	774,059
Sales and marketing [1]	1,427,384	1,541,307	1,696,590
General and administrative [1]	442,712	579,650	576,431
Total operating expenses	2,722,511	2,924,144	3,047,080
Income from operations	813,295	525,279	245,429
Gains (losses) on strategic investments, net	177,142	109,770	(37,571)
Other income, net	325,147	197,263	41,418
Income before provision for income taxes	1,315,584	832,312	249,276
Provision for income taxes	305,346	194,850	145,565
Net income	$ 1,010,238	$ 637,462	$ 103,711

[1] Includes stock-based compensation expense as follows:

Cost of revenue	$ 124,561	$ 143,798	$ 174,546
Research and development	333,767	336,309	361,720
Sales and marketing	319,631	381,298	532,371
General and administrative	153,350	195,756	217,115
Total stock-based compensation expense	$ 931,309	$ 1,057,161	$ 1,285,752

	Year Ended January 31,		
	2025	2024	2023
	(as a percentage of revenue)		
Revenue	100.0 %	100.0 %	100.0 %
Cost of revenue	24.2 %	23.8 %	25.1 %
Gross profit	75.8 %	76.2 %	74.9 %
Operating expenses:			
Research and development	18.3 %	17.7 %	17.6 %
Sales and marketing	30.6 %	34.0 %	38.6 %
General and administrative	9.5 %	12.9 %	13.1 %
Total operating expenses	58.4 %	64.6 %	69.3 %
Income from operations	17.4 %	11.6 %	5.6 %
Gains (losses) on strategic investments, net	3.8 %	2.4 %	(0.9)%
Other income, net	7.0 %	4.4 %	1.0 %
Income before provision for income taxes	28.2 %	18.4 %	5.7 %
Provision for income taxes	6.5 %	4.3 %	3.3 %
Net income	21.7 %	14.1 %	2.4 %

Comparison of Fiscal Years Ended January 31, 2025 and 2024

Revenue

| | Year Ended January 31, | | | |
	2025	2024	$ Change	% Change
	(in thousands, except percentages)			
Revenue	$ 4,665,433	$ 4,527,224	$ 138,209	3.1 %

Revenue for the fiscal year ended January 31, 2025 increased by $138.2 million, or 3.1%, compared to the fiscal year ended January 31, 2024. The increase in revenue was due to a 5.2% increase in revenue from subscription services provided to Enterprise customers, of which 63.5% and 36.5% were from existing and new customers, respectively. Revenue from Online customers remained flat year over year.

Cost of Revenue

| | Year Ended January 31, | | | |
	2025	2024	$ Change	% Change
	(in thousands, except percentages)			
Cost of revenue	$ 1,129,627	$ 1,077,801	$ 51,826	4.8 %
Gross profit	3,535,806	3,449,423	86,383	2.5 %
Gross margin	75.8 %	76.2 %		

Cost of revenue for the fiscal year ended January 31, 2025, increased by $51.8 million, or 4.8%, compared to the fiscal year ended January 31, 2024. The increase was primarily due to a $67.5 million increase in hosting and infrastructure costs, partially offset by a $17.4 million decrease in stock-based compensation and a $7.1 million decrease in restructuring costs as a result of the prior year restructuring plan. The increase in hosting costs was due to the increased use of AI functionality along with investments to upgrade our data center backbone.

Gross margin decreased to 75.8% for the fiscal year ended January 31, 2025 from 76.2% for the fiscal year ended January 31, 2024. The decrease in gross margin was mainly due to increased costs associated with the use of AI functionality along with the investments to upgrade our data center backbone.

Operating Expenses

Research and Development

| | Year Ended January 31, | | | |
	2025	2024	$ Change	% Change
	(in thousands, except percentages)			
Research and development	$ 852,415	$ 803,187	$ 49,228	6.1 %

Research and development expense for the fiscal year ended January 31, 2025, increased by $49.2 million, or 6.1%, compared to the fiscal year ended January 31, 2024. The increase was driven by our continued investments in AI-first innovation, which consisted of a $39.4 million increase in payroll taxes and benefits partially offset by $19.6 million decrease in restructuring costs as a result of the prior year restructuring plan. The remaining increase is due to costs from AI-related software and facilities used in development.

Sales and Marketing

| | Year Ended January 31, | | | |
	2025	2024	$ Change	% Change
	(in thousands, except percentages)			
Sales and marketing	$ 1,427,384	$ 1,541,307	$ (113,923)	(7.4)%

Sales and marketing expense for the fiscal year ended January 31, 2025, decreased by $113.9 million, or 7.4%, compared to the fiscal year ended January 31, 2024. The decrease in sales and marketing expense was primarily due to a $53.5 million decrease in stock-based compensation expense, a $32.9 million decrease in restructuring costs as a result of the prior year restructuring plan, and a $29.2 million decrease in marketing spend.

		Year Ended January 31,		
	2025	2024	$ Change	% Change
	(in thousands, except percentages)			
General and administrative	$ 442,712	$ 579,650	$ (136,938)	(23.6)%

General and administrative expense for the fiscal year ended January 31, 2025, decreased by $136.9 million, or 23.6%, compared to the fiscal year ended January 31, 2024. The decrease in general and administrative expense was primarily due to a $39.4 million decrease in stock-based compensation expense, a $37.8 million decrease in litigation settlements, a $15.2 million decrease in bad debt expense, a $13.3 million decrease in restructuring costs as a result of the prior year restructuring plan; and a $5.4 million decrease in legal expenses.

Gains (Losses) on Strategic Investments, Net

		Year Ended January 31,		
	2025	2024	$ Change	% Change
	(in thousands, except percentages)			
Gains (losses) on strategic investments, net	$ 177,142	$ 109,770	$ 67,372	61.4 %

Gains on strategic investments, net, of $177.1 million and $109.8 million for the fiscal years ended January 31, 2025 and 2024, respectively, was primarily driven by unrealized gains from valuation changes on our publicly and privately held securities.

Other Income, Net

		Year Ended January 31,		
	2025	2024	$ Change	% Change
	(in thousands, except percentages)			
Other income, net	$ 325,147	$ 197,263	$ 127,884	64.8 %

Other income, net for the fiscal year ended January 31, 2025 increased by $127.9 million, or 64.8%, compared to the fiscal year ended January 31, 2024. The increase was mainly driven by an increase of $130.5 million in investment yield from cash and marketable securities.

Provision for Income Taxes

		Year Ended January 31,		
	2025	2024	$ Change	% Change
	(in thousands, except percentages)			
Provision for income taxes	$ 305,346	$ 194,850	$ 110,496	56.7 %

Provision for income taxes for the fiscal year ended January 31, 2025 increased by $110.5 million, or 56.7%, compared to the fiscal year ended January 31, 2024. The change in income taxes was primarily due to an increase in income before taxes, increases in non-deductible compensation and other permanent items, and a reduction in tax shortfalls on stock-based compensation for the fiscal year ended January 31, 2025. See Part II, Item 8, Note 12 "Income Taxes" to the consolidated financial statements in this Annual Report for further information.

For a discussion of the fiscal year ended January 31, 2024 compared to the fiscal year ended January 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2024.

Liquidity and Capital Resources

As of January 31, 2025, our principal sources of liquidity were cash, cash equivalents, and marketable securities of $7.8 billion, which were held for working capital purposes and for investment in growth opportunities. Our marketable securities generally consist of high-grade commercial paper, corporate bonds, agency bonds, corporate and other debt securities, U.S. government agency securities, and treasury bills.

We have financed our operations primarily through income from operations and sales of equity securities. Cash from operations could also be affected by various risks and uncertainties, including, but not limited to, macroeconomic factors, such as geopolitical conflicts, tariffs and trade tensions, inflationary pressures, interest rate fluctuations, and the fluctuations in foreign currency exchange rates. These factors and other risks detailed in the section titled "Risk Factors" could impact the timing of cash collections from our customers. However, based on our current business plan and revenue prospects, we believe our existing cash, cash equivalents, and marketable securities, together with net cash provided by operations, will be sufficient to meet our needs for at least the next 12 months and allow us to capitalize on growth opportunities. We believe we will meet longer-term expected future cash requirements and obligations through a combination of cash flows from operating activities and available cash balances. Our future capital requirements will depend on many factors, including our revenue growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support further sales and marketing and research and development efforts, as well as expenses associated with our international expansion, and the timing and extent of additional capital expenditures to invest in existing and new office spaces as well as data center infrastructure. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may choose or be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be materially and adversely affected.

Our material cash requirements from known contractual and other obligations primarily relate to our leases for office space and equipment, as well as non-cancelable purchase obligations. Expected timing of those payments are as follows:

		Payments Due by Period			
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
		(in thousands)			
Operating lease obligations	$ 69,243	$ 27,171	$ 29,529	$ 12,303	$ 240
Non-cancelable purchase obligations	470,102	236,451	227,497	6,154	—
Total contractual obligations	$ 539,345	$ 263,622	$ 257,026	$ 18,457	$ 240

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. Refer to the "Future minimum lease payments" table in Note 7, "Operating Leases" and "Non-cancelable Purchase Obligations" in Note 9, "Commitments and Contingencies" to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more details.

We have not provided a detailed estimate of the payment timing of unrecognized tax benefits due to the uncertainty of when the related tax settlements will become due. See Part II, Item 8, Note 11, "Income Taxes" to the consolidated financial statements in this Annual Report for a discussion of income taxes.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended January 31,		
	2025	**2024**	**2023**
	(in thousands)		
Net cash provided by operating activities	$ 1,945,308	$ 1,598,836	$ 1,290,262
Net cash used in investing activities	$ (1,106,024)	$ (1,183,689)	$ (318,322)
Net cash (used in) provided by financing activities	$ (1,028,077)	$ 60,186	$ (936,942)

Operating Activities

Our largest source of operating cash is cash collections from our customers for subscriptions to our platform. Our primary uses of cash from operating activities are for employee-related expenditures, costs related to hosting our platform, and marketing expenses. Net cash provided by operating activities is impacted by our net income adjusted for certain non-cash items, such as stock-based compensation expense, depreciation and amortization expenses, as well as the effect of changes in operating assets and liabilities.

Net cash provided by operating activities was $1,945.3 million for the fiscal year ended January 31, 2025, compared to $1,598.8 million for the fiscal year ended January 31, 2024. The increase in operating cash flow was mainly driven by higher net income year over year.

Investing Activities

Net cash used in investing activities of $1,106.0 million for the fiscal year ended January 31, 2025 was due to net purchases of marketable securities of $964.3 million, purchases of property and equipment of $136.6 million, and purchases of strategic investments of $18.5 million, partially offset by proceeds from strategic investments of $13.4 million.

Net cash used in investing activities of $1,183.7 million for the fiscal year ended January 31, 2024 was due to net purchases of marketable securities of $951.4 million, cash paid for acquisition, net of cash acquired, of $204.9 million, purchases of property and equipment of $127.0 million, and purchases of strategic investments of $70.5 million, partially offset by proceeds from strategic investments of $170.1 million.

Financing Activities

Net cash used in financing activities of $1,028.1 million for the fiscal year ended January 31, 2025 was due to cash paid for repurchases of common stock of $1,093.9 million, partially offset by proceeds from issuance of common stock pursuant to our employee stock purchase plan ("ESPP") of $54.0 million, proceeds from employee equity transactions to be remitted to employees and tax authorities, net, of $7.2 million, and proceeds from the exercise of stock options of $4.6 million.

Net cash provided by financing activities of $60.2 million for the fiscal year ended January 31, 2023 was due to proceeds from issuance of common stock pursuant to our employee stock purchase plan ("ESPP") of $54.1 million and proceeds from the exercise of stock options of $10.2 million, partially offset by proceeds from employee equity transactions remitted to employees and tax authorities, net, of $4.1 million.

For a discussion of the fiscal year ended January 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended January 31, 2024.

Stock Repurchase Program

In February 2024, our Board of Directors authorized a stock repurchase program of up to $1.5 billion of our Class A common stock. In November 2024, our Board of Directors authorized the repurchase of an additional $1.2 billion of our outstanding Class A common stock. Repurchases of our Class A common stock may be effected, from time to time, either on the open market (including pre-set trading plans), in privately negotiated transactions, and other transactions in accordance with applicable securities laws.

The timing and the amount of any repurchased Class A common stock will be determined by our management based on its evaluation of market conditions and other factors. The repurchase program will be funded using our working capital. Any repurchased shares of Class A common stock will be retired. The repurchase program does not obligate us to acquire any particular amount of Class A common stock, and the repurchase program may be suspended or discontinued at any time at our discretion.

During the fiscal year ended January 31, 2025, we repurchased and subsequently retired 15,888,316 shares of our Class A common stock for an aggregate amount of $1.1 billion.

Critical Accounting Estimates

Critical accounting estimates are those accounting estimates that require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Critical accounting estimates are accounting estimates where the nature of the estimates are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.

We believe that of our significant accounting policies, which are described in Part II, Item 8, Note 1 "Summary of Business and Significant Accounting Policies" to the consolidated financial statements in this Annual Report, the following critical estimates involve a greater degree of judgment and complexity.

Revenue Recognition

We derive our revenue primarily from subscription agreements with customers for access to our unified communications and collaboration platform and services. We also provide other services, which include professional services, consulting services, and online event hosting, which were immaterial to our consolidated financial statements. Revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services over the contract term which can include a free period discount. We apply judgment during the identification of a contract to determine the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer. The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur.

Cost to Obtain a Contract

We primarily capitalize sales commissions and associated payroll taxes paid to internal sales personnel that are incremental costs from the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs in the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commissions paid upon the initial acquisition of a customer contract are amortized over an estimated period of benefit of three years, which is typically greater than the contractual terms of the customer contracts. Significant judgment is required in arriving at this estimated period of benefit. We determine the period of benefit for commissions paid for the acquisition of the initial customer contract by taking into consideration the initial estimated customer life and the technological life of our unified communications and collaboration platform and related significant features. Sales commission is generally not paid upon contract renewal. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition.

Business Combinations and Valuation of Goodwill and Intangible Assets

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Goodwill amounts are not amortized, but rather tested for impairment at least annually, in the fourth quarter of each fiscal year, or more often if circumstances indicate that the carrying value may not be recoverable. As of January 31, 2025, no impairment of goodwill has been identified.

Intangible assets consist of acquired identifiable intangible assets resulting from business combinations, as well as other intangible assets purchased outside of a business combination. Finite-lived intangible assets are initially recorded at fair value and are amortized on a straight-line basis over their estimated useful lives. We routinely evaluate the estimated remaining useful lives of our finite-lived intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. Indefinite-lived intangible assets are recorded at fair value and are not amortized. We review the useful lives of indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support the indefinite useful life classification. If we determine that the life of an intangible asset is no longer indefinite, that asset would be tested for impairment and amortized prospectively over its estimated remaining useful life. We have not recorded any impairment charges during the fiscal years presented.

Strategic Investments

Accounting for strategic investments in privately held debt and equity securities in which we do not have a controlling interest or significant influence requires us to make significant estimates and assumptions.

Valuations of privately held securities are inherently complex and require judgment due to the lack of readily available market data. Privately held debt and equity securities are valued using significant unobservable inputs or data in an inactive market. The valuation requires our judgment due to the absence of market prices and inherent lack of liquidity. The carrying values of our privately held equity securities are adjusted if there are observable price changes in a same or similar security from the same issuer or if there are identified events or changes in circumstances that may indicate impairment, as discussed below. In determining the estimated fair value of our strategic investments in privately held companies, we utilize the most recent data available, as adjusted to reflect the specific rights and preferences of those securities we hold.

We assess our privately held debt and equity securities strategic investment portfolio quarterly for indicators for impairment. Our impairment analysis encompasses a qualitative assessment that evaluates key factors including but not limited to the investee's financial metrics, market acceptance of the product or technology, and the rate at which the investee is using its cash. If the investment is considered to be impaired, we record the investment at fair value by recognizing an impairment through the consolidated statement of operations and establishing a new carrying value for the investment.

The privately held debt and equity securities we hold, and their rights and preferences relative to those of other securities within the capital structure, may impact the magnitude by which our investment value moves in relation to movement of the total enterprise value of the company. As a result, our investment value in a specific company may move by more or less than any change in the value of that overall company. An immediate decrease of 10% in enterprise value of our largest privately held equity securities held as of January 31, 2025 would not have had a material impact on the value of our investment portfolio.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized based on the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. We make assumptions, judgments and estimates to determine the current income tax provision (benefit), deferred tax asset and liabilities and valuation allowance recorded against a deferred tax asset. The assumptions, judgments and estimates relative to the current income tax provision (benefit) take into account current tax laws, their interpretation and possible results of foreign and domestic tax audits. Changes in tax law, their interpretation and resolution of tax audits could significantly impact the income taxes provided in our consolidated financial statements. Assumptions, judgments and estimates relative to the amount of deferred income taxes take into account future taxable income. Any of the assumptions, judgments and estimates mentioned above could cause the actual income tax obligations to differ from our estimates.

Critical accounting estimates and the related assumptions are evaluated periodically as conditions warrant, and changes to such estimates are recorded as new information or changed conditions require.

Recent Accounting Pronouncements

See "Summary of Business and Significant Accounting Policies" in Note 1 to our consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Item 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency and Exchange Risk

The majority of our cash generated from revenue is denominated in U.S. dollars, with a portion of our revenue from amounts denominated in foreign currencies. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in Australia, China, Europe and the United States. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. For the fiscal year ending January 31, 2025, 2024 and 2023, 19.3% , 19.3% and 20.0% of our revenue, respectively and 16.4%, 13.7% and 10.8% of our expenses, respectively, were denominated in currencies other than the U.S. dollar. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our historical consolidated financial statements for the fiscal years ended January 31, 2025, 2024, and 2023. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

We had cash and cash equivalents of $1.3 billion and marketable securities of $6.4 billion as of January 31, 2025. Cash and cash equivalents consist of bank deposits, money market funds and high-grade commercial paper, and agency bonds. Our marketable securities generally consist of high-grade commercial paper, agency bonds, corporate and other debt securities, U.S. government agency securities, and treasury bills. The cash and cash equivalents and marketable securities are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements for the fiscal years ended January 31, 2025, 2024, and 2023.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ZOOM COMMUNICATIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Zoom Communications, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Zoom Communications, Inc. and subsidiaries (the Company) as of January 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2025, and the related notes and financial statement schedule II: valuation and qualifying accounts(collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of Audit Evidence Over Revenue

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company's revenue is principally derived from the sale of subscriptions to the Company's video communications platform. The Company recorded $4,665 million of revenue for the year ended January 31, 2025.

We identified the evaluation of sufficiency of audit evidence over revenue as a critical audit matter. This matter required especially subjective auditor judgment because the Company's revenue recognition process is highly automated and is reliant upon a number of customized and proprietary information technology (IT) systems. Involvement of IT professionals with specialized skills and knowledge was required to assist with the performance of certain procedures and determination of IT applications subject to testing.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. We evaluated the design and tested the operating effectiveness of certain internal controls related to revenue recognition. This included certain controls related to the Company's general information technology and application controls related to the systems utilized within the Company's revenue recognition process. We involved IT professionals with specialized skills and knowledge, who assisted in testing the IT controls of the various systems interacting with the Company's revenue recognition process. We recalculated revenue for system-generated sales transactions during the year using a software audit tool. For a sample of transactions, we compared the amounts recognized for consistency with underlying documentation, including contracts with customers and cash receipts. Additionally, for the same sample of transactions, we recalculated the amount of revenue recognized in the period based on the terms of the arrangement and the satisfaction of the underlying performance obligation. In addition, we evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

San Francisco, California
February 28, 2025

ZOOM COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of January 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 1,349,380	$ 1,558,252
Marketable securities	6,442,329	5,404,233
Accounts receivable, net of allowances of $22,078 and $32,371 as of January 31, 2025 and 2024, respectively	495,228	536,078
Deferred contract acquisition costs, current	188,358	208,474
Prepaid expenses and other current assets	200,679	219,182
Total current assets	8,675,974	7,926,219
Deferred contract acquisition costs, noncurrent	123,464	138,724
Property and equipment, net	330,475	293,704
Operating lease right-of-use assets	55,900	58,975
Strategic investments	591,481	409,222
Goodwill	307,295	307,295
Deferred tax assets	749,759	662,177
Other assets, noncurrent	154,073	133,477
Total assets	$ 10,988,421	$ 9,929,793
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 8,345	$ 10,175
Accrued expenses and other current liabilities	558,562	500,164
Deferred revenue, current	1,336,387	1,251,848
Total current liabilities	1,903,294	1,762,187
Deferred revenue, noncurrent	17,274	18,514
Operating lease liabilities, noncurrent	37,406	48,308
Other liabilities, noncurrent	95,363	81,378
Total liabilities	2,053,337	1,910,387
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Common stock, $0.001 par value per share, 2,000,000,000 Class A shares authorized as of January 31, 2025 and 2024; 263,113,866 and 260,896,822 shares issued and outstanding as of January 31, 2025 and 2024, respectively; 300,000,000 Class B shares authorized as of January 31, 2025 and 2024; 42,626,998 and 46,661,531 shares issued and outstanding as of January 31, 2025 and 2024, respectively	305	307
Additional paid-in capital	5,130,271	5,228,756
Accumulated other comprehensive income	4,990	1,063
Retained earnings	3,799,518	2,789,280
Total stockholders' equity	8,935,084	8,019,406
Total liabilities and stockholders' equity	$ 10,988,421	$ 9,929,793

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

		Year Ended January 31,				
		2025		2024		2023
Revenue	$	4,665,433	$	4,527,224	$	4,392,960
Cost of revenue		1,129,627		1,077,801		1,100,451
Gross profit		3,535,806		3,449,423		3,292,509
Operating expenses:						
Research and development		852,415		803,187		774,059
Sales and marketing		1,427,384		1,541,307		1,696,590
General and administrative		442,712		579,650		576,431
Total operating expenses		2,722,511		2,924,144		3,047,080
Income from operations		813,295		525,279		245,429
Gains (losses) on strategic investments, net		177,142		109,770		(37,571)
Other income, net		325,147		197,263		41,418
Income before provision for income taxes		1,315,584		832,312		249,276
Provision for income taxes		305,346		194,850		145,565
Net income		1,010,238		637,462		103,711
Undistributed earnings attributable to participating securities		—		—		(7)
Net income attributable to common stockholders	$	1,010,238	$	637,462	$	103,704
Net income per share attributable to common stockholders:						
Basic	$	3.28	$	2.12	$	0.35
Diluted	$	3.21	$	2.07	$	0.34
Weighted-average shares used in computing net income per share attributable to common stockholders:						
Basic		307,981,971		300,748,162		296,560,501
Diluted		315,069,582		308,519,897		304,231,350

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended January 31,					
	2025		**2024**		**2023**	
Net income	$	1,010,238	$	637,462	$	103,711
Other comprehensive income (loss):						
Unrealized gain (loss) on available-for-sale marketable securities, net of income tax (expense) benefit of $(1,205), $(15,501), and $9,834 during the fiscal years ended January 31, 2025, 2024 and 2023, respectively		3,927		51,448		(32,483)
Comprehensive income	$	1,014,165	$	688,910	$	71,228

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance as of January 31, 2022	299,037,805	$ 299	$3,749,514	$ (17,902)	$ 2,048,107	$ 5,780,018
Issuance of common stock upon exercise of stock options	1,299,758	1	8,814	—	—	8,815
Issuance of common stock upon release of restricted stock units	3,977,915	4	(4)			—
Repurchase of common stock	(11,170,907)	(11)	(999,992)	—	—	(1,000,003)
Issuance of common stock for employee stock purchase plan	678,279	1	53,709	—	—	53,710
Stock-based compensation expense	—	—	1,292,839	—	—	1,292,839
Other comprehensive loss	—	—	—	(32,483)	—	(32,483)
Net income	—	—	—	—	103,711	103,711
Balance as of January 31, 2023	293,822,850	$ 294	$4,104,880	$ (50,385)	$ 2,151,818	$ 6,206,607
Issuance of common stock upon exercise of stock options	1,464,158	1	10,194	—	—	10,195
Issuance of common stock upon release of restricted stock units	11,349,453	11	(11)	—	—	—
Issuance of common stock for employee stock purchase plan	921,892	1	54,096	—	—	54,097
Stock-based compensation expense	—	—	1,059,597	—	—	1,059,597
Other comprehensive income	—	—	—	51,448	—	51,448
Net income	—	—	—	—	637,462	637,462
Balance as of January 31, 2024	307,558,353	$ 307	$5,228,756	$ 1,063	$ 2,789,280	$ 8,019,406
Issuance of common stock upon exercise of stock options	908,844	1	4,618	—	—	4,619
Issuance of common stock upon release of restricted stock units	12,095,006	12	(12)	—	—	—
Repurchase of common stock, including excise tax	(15,888,316)	(16)	(1,095,102)	—	—	(1,095,118)
Issuance of common stock for employee stock purchase plan	1,066,977	1	54,007	—	—	54,008
Stock-based compensation expense	—	—	938,004	—	—	938,004
Other comprehensive income	—	—	—	3,927	—	3,927
Net income	—	—	—	—	1,010,238	1,010,238
Balance as of January 31, 2025	305,740,864	$ 305	$5,130,271	$ 4,990	$ 3,799,518	$ 8,935,084

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended January 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income	$ 1,010,238	$ 637,462	$ 103,711
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense	931,309	1,057,161	1,285,752
Deferred income taxes	(90,551)	(116,679)	(160,961)
Amortization of deferred contract acquisition costs	282,103	270,701	259,368
(Gains) losses on strategic investments, net	(177,142)	(109,770)	37,571
Depreciation and amortization	122,632	104,451	82,321
Provision for accounts receivable allowances	20,022	35,244	50,285
Unrealized foreign exchange losses	17,165	12,259	13,266
Non-cash operating lease cost	24,066	21,066	28,933
Amortization of discount/premium on marketable securities	(71,636)	(50,770)	1,206
Other	4,048	(7,670)	1,647
Changes in operating assets and liabilities:			
Accounts receivable	26,640	53,270	(231,845)
Prepaid expenses and other assets	(17,114)	(71,247)	(18,066)
Deferred contract acquisition costs	(246,727)	(214,657)	(298,629)
Accounts payable	(3,133)	(4,416)	11,611
Accrued expenses and other liabilities	62,277	51,974	20,530
Deferred revenue	79,995	(46,719)	127,401
Operating lease liabilities, net	(28,884)	(22,824)	(23,839)
Net cash provided by operating activities	1,945,308	1,598,836	1,290,262
Cash flows from investing activities:			
Purchases of marketable securities	(4,622,104)	(4,083,968)	(2,849,121)
Maturities of marketable securities	3,610,274	3,131,419	2,835,196
Sales of marketable securities	47,482	1,191	—
Purchases of property and equipment	(136,560)	(126,953)	(103,826)
Purchases of strategic investments	(18,500)	(70,527)	(69,050)
Proceeds from strategic investments	13,384	170,067	300
Cash paid for acquisition, net of cash acquired	—	(204,918)	(120,553)
Purchases of intangible assets	—	—	(11,268)
Net cash used in investing activities	(1,106,024)	(1,183,689)	(318,322)
Cash flows from financing activities:			
Cash paid for repurchases of common stock	(1,093,878)	—	(1,000,003)
Proceeds from issuance of common stock for employee stock purchase plan	54,008	54,097	53,710
Proceeds from exercise of stock options	4,619	10,195	8,577
Proceeds from employee equity transactions to be remitted (remitted) to employees and tax authorities, net	7,174	(4,106)	774
Net cash (used in) provided by financing activities	(1,028,077)	60,186	(936,942)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(15,170)	(10,196)	(8,108)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(203,963)	465,137	26,890
Cash, cash equivalents, and restricted cash—beginning of year	1,565,380	1,100,243	1,073,353
Cash, cash equivalents, and restricted cash—end of year	$ 1,361,417	$ 1,565,380	$ 1,100,243

Supplemental disclosures of cash flow information						
Cash paid for income taxes, net	$	395,401	$	348,129	$	309,084
Supplemental disclosures of non-cash investing and financing information						
Purchase of equipment during the period included in accounts payable and accrued expenses	$	20,393	$	16,206	$	11,946
Excise tax on share repurchases included in accrued expenses	$	1,240	$	—	$	—
Vesting of early exercised stock options	$	—	$	—	$	238
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:						
Cash and cash equivalents	$	1,349,380	$	1,558,252	$	1,086,830
Restricted cash, current included in prepaid expenses and other current assets		12,037		6,874		13,141
Restricted cash, noncurrent included in other assets, noncurrent		—		254		272
Total cash, cash equivalents, and restricted cash	$	1,361,417	$	1,565,380	$	1,100,243

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Business and Significant Accounting Policies

Description of Business

Zoom provides an open, AI-first work platform for human connection. Our culture of delivering happiness drives our mission and values and is fundamental to everything we do at Zoom. We were incorporated in the state of Delaware in April 2011, and are headquartered in San Jose, California.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal year 2025, for example, refer to the fiscal year ended January 31, 2025.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and include the accounts of Zoom Communications, Inc., its subsidiaries, and a variable interest entity for which we are the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, the estimated expected benefit period for deferred contract acquisition costs, stock-based compensation expense, the fair value of marketable securities, acquired intangible assets and goodwill, the valuation of deferred income tax assets and uncertain tax positions, and accruals and contingencies. Actual results could materially differ from those estimates.

Concentration of Risks

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, restricted cash, and accounts receivable. We maintain our cash, cash equivalents, marketable securities, and restricted cash with high-quality financial institutions with investment-grade ratings. A majority of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation.

No single customer accounted for more than 10% of accounts receivable at January 31, 2025 or 2024. No single customer accounted for 10% or more of total revenue during the fiscal years ended January 31, 2025, 2024, or 2023.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash in banks and highly liquid investments, primarily money market funds, purchased with an original maturity of three months or less.

Restricted cash consists of certificates of deposit collateralizing our operating leases and cash from proceeds from international employees' sales of our common stock, and is included in prepaid expenses and other current assets and other assets, noncurrent in the consolidated balance sheets.

As of January 31, 2025 and 2024, we had $12.0 million and $6.9 million, respectively, of cash from proceeds from international employees' sales of our common stock. The amount is held in our bank account until it is remitted to the employees and the tax authorities. Due to the restrictions on the use of the funds in the bank account, we have classified the amount as restricted cash included in prepaid expenses and other current assets, and a corresponding amount is included in accrued expenses and other current liabilities in the consolidated balance sheets.

Allowance for Credit Losses

We are exposed to credit losses primarily through our accounts receivable and investments in available-for-sale debt securities. See Note 3 for additional information related to our available-for-sale debt securities.

<u>Accounts receivable, net</u>

Accounts receivable are recorded for invoiced amounts and amounts for which revenue has been recognized, but not invoiced, net of allowances. Our short-term accounts receivable consist of the following:

	As of January 31, 2025	As of January 31, 2024
	(in thousands)	
Accounts receivable, gross	$ 517,306	$ 568,449
Less: Allowance for credit losses	(17,262)	(25,916)
Less: Other reserves	(4,816)	(6,455)
Accounts receivable, net	$ 495,228	$ 536,078

We maintain an allowance for credit losses for expected uncollectible accounts receivable, which is recorded as an offset to accounts receivable, and changes in such are classified as general and administrative expense in the consolidated statements of operations. The allowance for credit losses is based on management's estimate for expected credit losses for outstanding accounts receivable. We determine expected credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns, the establishment of specific reserves for customers in an adverse financial condition, and adjust based upon our expectations of changes in macroeconomic conditions that may impact the collectibility of outstanding receivables, including noncurrent accounts receivable. We also consider current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. We reassess the adequacy of the allowance for credit losses each reporting period. Other reserves generally represent a reduction of accounts receivable with an offsetting reduction to deferred revenue.

For the fiscal year ended January 31, 2025, our assessment took into account recent changes in macroeconomic conditions such as inflation pressures, fluctuations in foreign currency exchange rates, and uncertain environments, which may impact our estimates of credit and collectibility trends. Below is a rollforward of our allowance for credit losses for the fiscal year ended January 31, 2025.

	January 31, 2025	January 31, 2024
	(in thousands)	
Balance as of beginning of year	$ 25,916	$ 24,900
Provision for credit losses	22,198	47,267
Write-offs	(30,852)	(46,251)
Balance as of end of year	$ 17,262	$ 25,916

Available-for-sale Investments

Available-for-sale investments consist primarily of high-grade commercial paper, agency bonds, corporate bonds, corporate and other debt securities, U.S. government agency securities, and treasury bills. We classify our marketable securities as available-for-sale at the time of purchase and reevaluate such classification at each balance sheet date. We may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, we classify our securities, including those with maturities beyond 12 months, as current assets in the consolidated balance sheets. We carry these securities at fair value and record unrealized gains and losses in accumulated other comprehensive income (loss), which is reflected as a component of stockholders' equity. We evaluate our securities with unrealized loss positions as to whether the declines in fair value were due to credit losses, and record the portion of impairment relating to the credit losses through allowance for credit losses limited to the amount that fair value was less than the amortized cost basis. Realized gains and losses from the sale of marketable securities are determined based on the specific identification method. Realized gains and losses are reported in other income (expense), net in the consolidated statements of operations.

Strategic Investments

We hold strategic investments in publicly held equity securities and privately held debt and equity securities in which we do not have a controlling interest. Publicly held equity securities are measured using quoted prices in their respective active markets with changes recorded through gains (losses) on strategic investments, net in the consolidated statements of operations. Privately held equity securities without a readily determinable fair value are recorded at cost and adjusted for impairments and observable price changes with a same or similar security from the same issuer (i.e. using the measurement alternative) and are recorded through gains (losses) on strategic investments, net in the consolidated statements of operations.

If, based on the terms of these publicly traded and privately held securities, we determine that we exercise significant influence on the entity to which these securities relate, we will apply the equity method of accounting for such investments.

Privately held equity securities that are accounted for under the equity method are measured at cost less any impairment, plus or minus our share of equity method investee income or loss, which is reported in gains (losses) on strategic investments, net in the consolidated statements of operations.

Privately held debt securities are recorded at fair value with changes in fair value recorded through accumulated other comprehensive income (loss) on the consolidated balance sheets.

On a quarterly basis, we assess our privately held debt and equity securities in our strategic investment portfolio for indicators for impairment. For the fiscal years ended January 31, 2025, 2024, and 2023, we recognized an immaterial amount of impairment to our privately held debt and equity securities.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure financial assets and liabilities at fair value at each reporting period using a fair value hierarchy, which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist of cash equivalents, restricted cash, marketable securities, accounts receivable, and accounts payable. Cash equivalents, restricted cash, and marketable securities are stated at fair value on a recurring basis. Accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

Property and Equipment, Net

Property and equipment, net, are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets, determined to be three to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life of five years. Expenditures for maintenance and repairs are expensed as incurred. Significant improvements and betterments that substantially enhance the life of an asset are capitalized.

Software Development Costs

We capitalize certain development costs related to our unified communications and collaboration platform during the application development stage as long as it is probable the project will be completed, and the software will be used to perform the function intended. Capitalized software development costs are recorded as part of property and equipment, net. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the software's estimated useful life, which is generally three years, and are recorded in cost of revenue in the consolidated statements of operations. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. We have capitalized $14.9 million, $8.1 million, and $18.0 million of software development costs during the fiscal years ended January 31, 2025, 2024, and 2023, respectively.

Leases

All lease arrangements are generally recognized at lease commencement. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized at commencement. For short-term leases (an initial term of 12 months or less), an ROU asset and corresponding lease liability are not recorded and we record rent expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred. ROU assets represent our right to use an underlying asset during the reasonably certain lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of fixed payments not yet paid over the lease term. We use our incremental borrowing rate based on the information available at the commencement date in determining the lease liabilities as our leases generally do not provide an implicit rate. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, in an economic environment where the leased asset is located. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less lease incentives received. We reassess the lease term if and when a significant event or change in circumstances occurs within our control. We currently do not have any finance leases.

Impairment of Long-Lived Assets

We evaluate long-lived assets or asset groups for impairment whenever events indicate that the carrying value of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value, less costs to sell. There were no impairment charges recognized related to long-lived assets during the fiscal years ended January 31, 2025, 2024, or 2023.

Business Combinations

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Goodwill and Intangible Assets

Goodwill amounts are not amortized, but rather tested for impairment at least annually or more often if circumstances indicate that the carrying value may not be recoverable. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. We have one reporting unit and as a result, goodwill has been assigned to the single reporting unit. We conducted our annual impairment test of goodwill in the fourth quarter of fiscal year 2025 and determined that no adjustment to the carrying value of goodwill was required.

Intangible assets consist of acquired identifiable intangible assets resulting from business combinations, as well as other intangible assets purchased outside of a business combination, such as domains and intellectual property addresses. Finite-lived intangible assets are initially recorded at fair value and are amortized on a straight-line basis over their estimated useful lives. We routinely evaluate the estimated remaining useful lives of our finite-lived intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. Indefinite-lived intangible assets are recorded at fair value and are not amortized. We review the useful lives of indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support the indefinite useful life classification. If we determine that the life of an intangible asset is no longer indefinite, that asset would be tested for impairment and amortized prospectively over its estimated remaining useful life. There were no impairment charges to acquired intangible assets during the fiscal year ended January 31, 2025.

Revenue Recognition

We derive our revenue primarily from subscription agreements with customers for access to our unified communications and collaboration platform and services. We also provide other services, which include professional services, consulting services, and online event hosting, which were immaterial to our consolidated financial statements. Revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services over the contract term which can include a free period discount. We determine revenue recognition through the following steps:

1. *Identification of the contract, or contracts, with the customer*

We determine a contract with a customer to exist when the contract is approved, each party's rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, we will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer's ability and intent to pay, which is based on a variety of factors, including the customer's historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2. *Identification of the performance obligations in the contract*

Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services or products is separately identifiable from other promises in the contract. Promised services or products under which both of these two criteria are not met are recognized as a combined, single performance obligation. Our performance obligations primarily relate to access to our unified communications and collaboration platform, which consists of one or more software-based services. Our customers do not have the ability to take possession of our software, and through access to our platform, we provide a series of distinct software-based services that are satisfied over the term of the subscription.

3. *Determination of the transaction price*

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

Our unified communications and collaboration platform and related services are typically warranted to perform in a professional manner that will comply with the terms of the subscription agreements. In addition, we include service-level commitments to our customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those service levels. These credits represent a form of variable consideration. We have not provided any material refunds related to these agreements in the consolidated financial statements during the periods presented.

4. *Allocation of the transaction price to the performance obligations in the contract*

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation's relative standalone selling price. Our contracts with multiple performance obligations are generally sold over the same subscription term and have the same pattern of transfer to the customer, and so they are accounted for as one combined performance obligation in the context of the contract. Accordingly, the transaction price is allocated to this single performance obligation.

5. *Recognition of the revenue when, or as, a performance obligation is satisfied*

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those services. Fees for access to our unified communications and collaboration platform and related services are subscription revenue and are considered one performance obligation, and the related revenue is recognized ratably over the subscription period as we satisfy the performance obligation.

Professional services are time-based arrangements and revenue is recognized as these services are performed. Fees for services represent less than 1% of total revenue during the periods presented.

Cost of Revenue

Cost of revenue primarily consists of costs related to hosting our unified communications and collaboration platform and providing general operating support services to our customers. These costs are composed of co-located data center costs, third-party cloud hosting costs, integrated third-party PSTN services, personnel-related expenses, amortization of capitalized software development costs and acquired intangible assets, royalty payments, and allocated overhead costs. Indirect overhead costs associated with corporate facilities and related depreciation, health care benefits, training, and other employee benefits are allocated to cost of revenue and operating expenses based on applicable headcount.

Research and Development

Research and development costs include personnel-related expenses associated with our engineering personnel and consultants responsible for the design, development, and testing of our unified communications and collaboration platform, depreciation of equipment used in research and development, and allocated overhead costs. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred in sales and marketing expense and amounted to $50.8 million, $56.5 million, and $64.7 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively.

Stock-Based Compensation

Stock-based compensation expense related to stock awards with only service conditions, including stock options, RSUs, and ESPP, are measured based on the fair value of the awards granted and recognized as an expense on a straight-line basis over the requisite service period. For RSU's with service and performance conditions, expense is recognized over the requisite service period if it is probable the performance condition will be achieved. The probability of achievement is assessed quarterly, and the effect of any change in the estimated number of performance-based awards expected to vest is recognized in the period those estimates are revised as a cumulative catch-up adjustment to stock-based compensation expense.

The fair value of each option and ESPP award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of assumptions, including the fair value of the underlying common stock, the expected term of the award, the expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock.

The fair value of each RSU award is based on the fair value of the underlying common stock as of the grant date.

The assumptions used to determine the fair value of the stock awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. We account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. dollar. Accordingly, monetary assets and liabilities of our foreign subsidiaries are remeasured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are remeasured at historical rates, and revenue and expenses are remeasured at average exchange rates in effect during each reporting period.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe it is more likely than not that they will not be realized. We consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We consider many factors when evaluating our uncertain tax positions, which involve significant judgment and may require periodic adjustments. The resolution of these uncertain tax positions in a manner inconsistent with management's expectations could have a material impact on our consolidated financial statements. We recognize interest and penalties related to uncertain tax positions as a component of our provision for income taxes. Accrued interest and penalties are included with the related tax liability.

Net Income Per Share Attributable to Common Stockholders

We calculate our net income per share attributable to Class A and Class B common stock using the two-class method required for companies with participating securities. We consider our convertible preferred stock and unvested common stock, which includes early exercised stock options, to be participating securities as holders of such securities have non-forfeitable dividend rights in the event of our declaration of a dividend for shares of common stock.

Distributed and undistributed earnings allocated to participating securities are subtracted from net income in determining net income attributable to common stockholders. Basic net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of our Class A and Class B common stock outstanding.

The diluted net income per share attributable to common stockholders is computed by giving effect to all dilutive securities. Diluted net income per share attributable to common stockholders is computed by dividing the resulting net income attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We adopted the ASU as of February 1, 2024, and applied the amendments in this Update retrospectively to all prior periods presented in these financial statements. Our adoption resulted in the addition of a note to consolidated financial statements, "14. Segment Information."

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which aims to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and early adoption is permitted. We are currently evaluating the impact from the adoption of this ASU on our consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which aims to improve financial reporting by requiring additional disclosure about specific expense categories in the notes to financial statements at interim and annual reporting periods. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact from the adoption of this ASU on our consolidated financial statements.

2.   Revenue Recognition

Disaggregation of Revenue

The following table summarizes revenue by region based on the billing address of customers:

	Year Ended January 31,					
	2025		2024		2023	
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)					
Americas	$ 3,351,286	71.8 %	$ 3,228,914	71.3 %	$ 3,054,172	69.5 %
APAC	571,443	12.2 %	571,596	12.6 %	590,512	13.4 %
EMEA	742,704	16.0 %	726,714	16.1 %	748,276	17.1 %
Total	$ 4,665,433	100.0 %	$ 4,527,224	100.0 %	$ 4,392,960	100.0 %

Contract Balances

We receive payments from customers based on a billing schedule as established in our customer contracts. Accounts receivable are recorded when we contractually have the right to consideration. In some arrangements, a right to consideration for our performance under the customer contract may occur before invoicing to the customer, resulting in an unbilled accounts receivable. The amount of unbilled accounts receivable included within accounts receivable, net of allowances on the consolidated balance sheets was $118.5 million and $124.8 million as of January 31, 2025 and 2024, respectively, and the amount of unbilled accounts receivable included within other assets, noncurrent on the consolidated balance sheets was immaterial as of January 31, 2025 and 2024.

Contract liabilities consist of deferred revenue. Revenue is deferred when we have the right to invoice in advance of performance under a customer contract. The current portion of deferred revenue balances is recognized over the next 12 months. The amount of revenue recognized during the fiscal years ended January 31, 2025, 2024, and 2023 that was included in deferred revenue at the beginning of each period was $1,249.8 million, $1,257.4 million, and $1,140.7 million, respectively.

Remaining Performance Obligations

The terms of our subscription agreements are monthly, annual, and multiyear and we may bill for the full term in advance or on an annual, quarterly, or monthly basis, depending on the billing terms with customers. As of January 31, 2025, the aggregate amount of the transaction price allocated to our remaining performance obligations was $3,801.9 million, which consists of both billed consideration in the amount of $1,353.7 million and unbilled consideration in the amount of $2,448.2 million that we expect to recognize as revenue. We expect to recognize 59% of our remaining performance obligations as revenue over the next 12 months and the remainder thereafter.

Cost to Obtain a Contract

We primarily capitalize sales commissions and associated payroll taxes paid to internal sales personnel that are incremental costs from the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs in the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commissions paid upon the initial acquisition of a customer contract are amortized over an estimated period of benefit of three years, which is typically greater than the contractual terms of the customer contracts. Generally, we do not pay sales commissions upon contract renewal. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. We determine the period of benefit for commissions paid for the acquisition of the initial customer contract by taking into consideration the initial estimated customer life and the technological life of our unified communications and collaboration platform and related significant features. Amortization of deferred contract acquisition costs is included in sales and marketing expense in the consolidated statements of operations.

We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.

The following table represents a rollforward of deferred contract acquisition costs:

| | Year Ended January 31, | |
	2025	2024
	(in thousands)	
Beginning balance	$ 347,198	$ 403,241
Additions to deferred contract acquisition costs	246,727	214,657
Amortization of deferred contract acquisition costs	(282,103)	(270,700)
Ending balance	$ 311,822	$ 347,198
Deferred contract acquisition costs, current (to be amortized in next 12 months)	$ 188,358	$ 208,474
Deferred contract acquisition costs, noncurrent	123,464	138,724
Total deferred contract acquisition costs	$ 311,822	$ 347,198

3. Investments

Marketable Securities

As of January 31, 2025 and 2024, our marketable securities consisted of the following:

| | As of January 31, 2025 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)			
Commercial paper	$ 20,841	$ —	$ —	$ 20,841
Agency bonds	1,173,518	1,609	(643)	1,174,484
Corporate and other debt securities	719,145	2,069	(419)	720,795
U.S. government agency securities	4,412,730	8,449	(5,249)	4,415,930
Treasury bills	110,237	43	(1)	110,279
Marketable securities	$ 6,436,471	$ 12,170	$ (6,312)	$ 6,442,329

| | As of January 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)			
Commercial paper	$ 41,564	$ —	$ —	$ 41,564
Agency bonds	1,667,601	2,426	(3,344)	1,666,683
Corporate and other debt securities	663,122	1,161	(1,124)	663,159
U.S. government agency securities	3,003,224	7,859	(6,241)	3,004,842
Treasury bills	27,992	—	(7)	27,985
Marketable securities	$ 5,403,503	$ 11,446	$ (10,716)	$ 5,404,233

Unrealized losses for securities that have been in an unrealized loss position for less than 12 months were $6.2 million and $6.0 million as of January 31, 2025 and 2024, respectively. Unrealized losses for securities that have been in an unrealized loss position for 12 months or longer were immaterial as of January 31, 2025 and $4.8 million as of January 31, 2024. We review the individual securities that have unrealized losses on a regular basis to evaluate whether or not any security has experienced, or is expected to experience, credit losses resulting in the decline in fair value. We evaluate, among other factors, whether we have the intention to sell any of these marketable securities and whether it is more likely than not that we will be required to sell any of them before recovery of the amortized cost basis. We have not recorded an allowance for credit losses, as we believe any such losses would be immaterial based on the high-grade credit rating for each of our marketable securities as of the end of each fiscal year. There were no material realized gains or losses from available-for-sale securities that were reclassified out of accumulated other comprehensive income (loss) for the fiscal years ended January 31, 2025, 2024, and 2023.

The following table presents the contractual maturities of our marketable securities as of January 31, 2025 and 2024:

| | As of January 31, | |
| | 2025 | 2024 |
	(in thousands)	
Less than one year	$ 3,534,014	$ 2,883,598
Due in one to five years	2,908,315	2,520,635
Total	$ 6,442,329	$ 5,404,233

Strategic Investments

Strategic investments by form and measurement category as of January 31, 2025 were as follows:

| | Measurement Category | | | |
| | Fair Value | Measurement Alternative | Equity Method | Total |
	(in thousands)			
Equity securities	$ 35,280	$ 452,160	$ 99,591	$ 587,031
Debt securities	4,450	—	—	4,450
Strategic investments	$ 39,730	$ 452,160	$ 99,591	$ 591,481

Strategic investments by form and measurement category as of January 31, 2024 were as follows:

| | Measurement Category | | | |
| | Fair Value | Measurement Alternative | Equity Method | Total |
	(in thousands)			
Equity securities	$ 23,160	$ 285,509	$ 96,725	$ 405,394
Debt securities	3,828	—	—	3,828
Strategic investments	$ 26,988	$ 285,509	$ 96,725	$ 409,222

During the fiscal year ended January 31, 2025, we recorded net unrealized gains of $151.4 million on our investments accounted for under the measurement alternative method, mainly driven by changes in the fair value, sales of investments, along with dividends received from these investments.

4.   Fair Value Measurements

The following tables present information about our financial instruments that are measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

| | As of January 31, 2025 | | | |
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)			
Financial Assets:				
Money market funds	$ 825,044	$ 825,044	$ —	$ —
Treasury bills	17,965	—	17,965	—
Agency Bonds	23,992	—	23,992	—
Cash equivalents	867,001	825,044	41,957	—
Commercial paper	20,841	—	20,841	—
Agency bonds	1,174,484	—	1,174,484	—
Corporate and other debt securities	720,795	—	720,795	—
U.S. government agency securities	4,415,930	—	4,415,930	—
Treasury bills	110,279	—	110,279	—
Marketable securities	6,442,329	—	6,442,329	—
Publicly held equity securities included in strategic investments	35,280	35,280	—	—
Privately held debt securities included in strategic investments	4,450	—	—	4,450
Total financial assets	$ 7,349,060	$ 860,324	$ 6,484,286	$ 4,450

| | As of January 31, 2024 | | | |
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)			
Financial Assets:				
Money market funds	$ 851,100	$ 851,100	$ —	$ —
Treasury bills	100,629	—	100,629	—
Corporate debt securities	2,715	—	2,715	—
U.S. government agency securities	20,155	—	20,155	—
Cash equivalents	974,599	851,100	123,499	—
Commercial paper	41,564	—	41,564	—
Agency bonds	1,666,683	—	1,666,683	—
Corporate and other debt securities	663,159	—	663,159	—
U.S. government agency securities	3,004,842	—	3,004,842	—
Treasury bills	27,985	—	27,985	—
Marketable securities	5,404,233	—	5,404,233	—
Certificates of deposit included in other assets, noncurrent	254	—	254	—
Publicly held equity securities included in strategic investments	23,160	23,160	—	—
Privately held debt securities included in strategic investments	3,828	—	—	3,828
Total financial assets	$ 6,406,074	$ 874,260	$ 5,527,986	$ 3,828

We classify our highly liquid money market funds and publicly held equity securities within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. We classify our commercial paper, agency bonds, corporate and other debt securities, U.S. government agency securities, treasury bills, and certificates of deposit within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security, which may not be actively traded. We classify our privately held debt securities as Level 3 due to the lack of relevant observable market data over fair value inputs, such as the probability weighting of the various scenarios that can impact settlement of the arrangement.

5. Business Combinations

Workvivo Limited

On April 21, 2023, we acquired 100% of the issued and outstanding share capital of Workvivo Limited ("Workvivo"), a private technology company that provides an employee experience platform, for an all-cash purchase consideration of $221.8 million. The acquisition extends our platform and offers our customers new ways to keep employees informed, engaged, and connected. The acquisition has been accounted for as a business combination.

In allocating the purchase consideration, $184.7 million was attributed to goodwill, $28.0 million to intangible assets (primarily consisting of $10.8 million to developed technology and $17.0 million to customer relationships), and $9.1 million to other net assets acquired. The goodwill amount represents synergies related to our existing products expected to be realized from the acquisition and assembled workforce. The associated goodwill is not deductible for tax purposes.

At the date of the acquisition, the developed technology and customer relationships both had an estimated useful life of 5.0 years, and both are amortized using the straight-line method over their respective estimated useful lives. Amortization of developed technology and customer relationships is recorded within cost of revenue and sales and marketing expense, respectively, within the consolidated statements of operations. As of January 31, 2025, the developed technology and customer relationships both had a remaining useful life of 3.2 years.

Transaction costs incurred in connection with the acquisition were immaterial. The results of operations of Workvivo, which are not material, have been included in our consolidated financial statements from the date of the acquisition. Pro forma and historical results of operations of the company have not been presented, as the results do not have a material effect on any of the periods presented in our consolidated statements of operations.

6. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of January 31,	
	2025	2024
	(in thousands)	
Prepaid expenses	166,924	188,259
Restricted cash	12,037	6,874
Other	21,718	24,049
Prepaid expenses and other current assets	$ 200,679	$ 219,182

Property and Equipment, Net

Property and equipment consisted of the following:

	As of January 31,	
	2025	2024
	(in thousands)	
Servers	$ 427,664	$ 340,868
Software	123,259	95,409
Computer and office equipment	47,021	44,571
Leasehold improvements	54,885	43,981
Furniture and fixtures	5,767	5,192
Property and equipment, gross	658,596	530,021
Less: accumulated depreciation and amortization	(328,121)	(236,317)
Property and equipment, net	$ 330,475	$ 293,704

Depreciation and amortization expense was $109.1 million, $91.9 million, and $77.0 million for the fiscal years ended January 31, 2025, 2024, and 2023, respectively.

Other Assets, Noncurrent

Other assets, noncurrent consisted of the following:

	As of January 31,			
	2025		**2024**	
	(in thousands)			
Accounts receivable, noncurrent	$	19,266	$	26,099
Intangible assets subject to amortization, net		33,410		46,935
Indefinite-lived intangible assets		25,239		25,239
Prepaid expense, noncurrent		52,156		23,351
Income tax receivable, noncurrent		12,230		—
Other		11,772		11,853
Other assets, noncurrent	$	154,073	$	133,477

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of January 31,			
	2025		**2024**	
	(in thousands)			
Accrued expenses	$	200,416	$	173,993
Accrued compensation and benefits		193,110		185,128
Income tax liabilities		18,815		21,880
Sales and other non-income tax liabilities		41,755		35,460
Customer deposit liabilities		47,312		40,142
Operating lease liabilities, current		27,026		24,645
Other		30,128		18,916
Accrued expenses and other current liabilities	$	558,562	$	500,164

Other Liabilities, Noncurrent

Other liabilities, noncurrent consisted of the following:

	As of January 31,			
	2025		**2024**	
	(in thousands)			
Sales and other non-income tax liabilities	$	41,517	$	42,254
Long-term income tax liabilities		49,449		33,864
Other		4,397		5,260
Other liabilities, noncurrent	$	95,363	$	81,378

7. Operating Leases

We have entered into various operating lease agreements for office space, with remaining contractual periods of up to five years. We also enter into equipment operating lease agreements related to our Hardware-as-a-Service ("HaaS") offering. We elect to apply the lessor practical expedient per ASC 842 and account for HaaS with customers as a combined performance obligation with the right to access our unified communications and collaboration platform under ASC 606, *Revenue from Contracts with Customers*. HaaS was immaterial to our consolidated financial statements. Many of our leases contain one or more options to extend. As leases approach maturity, we consider various factors such as market conditions and the terms of any renewal options that may exist to determine whether we are reasonably certain to exercise the options to extend the lease. Operating lease expense for the fiscal years ended January 31, 2025, 2024 and 2023 was $26.7 million, $24.9 million and $32.7 million, respectively, excluding short-term lease costs, variable lease costs, and sublease income, each of which was immaterial for the fiscal years ended January 31, 2025, 2024 and 2023.

Supplemental balance sheet information related to operating leases was as follows:

	As of January 31,	
	2025	2024
	(in thousands, except life and percentages)	
Reported as:		
Assets:		
Operating lease right-of-use assets	$ 55,900	$ 58,975
Liabilities:		
Accrued expenses and other current liabilities	$ 27,026	$ 24,645
Operating lease liabilities, noncurrent	37,406	48,308
Total operating lease liabilities	$ 64,432	$ 72,953
Weighted average remaining lease term	3.3 years	3.7 years
Weighted average discount rate	4.4 %	4.1 %

Supplemental cash flow and other information related to operating leases was as follows:

	Year Ended January 31,					
	2025		**2024**		**2023**	
	(in thousands)					
Cash payments included in the measurement of our operating lease liabilities	$	31,197	$	26,471	$	27,120
Operating lease right-of-use assets recognized in exchange for new operating lease obligations	$	21,760	$	—	$	13,857

As of January 31, 2025, the future minimum lease payments included in the measurement of our operating lease liabilities are as follows:

	As of January 31, 2025	
	(in thousands)	
Year Ending January 31,		
2026	$	27,171
2027		18,017
2028		11,512
2029		9,658
2030		2,645
Thereafter		240
Total operating lease payments	$	69,243
Less: imputed interest		(4,811)
Total operating lease liabilities	$	64,432

8. Goodwill and Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill during the years:

	As of January 31,			
	2025		**2024**	
	(in thousands)			
Balance, beginning of the year	$	307,295	$	122,641
Increase in goodwill related to business combinations		—		184,654
Balance, ending of the year	$	307,295	$	307,295

During the fiscal year ended January 31, 2024, we acquired Workvivo, and recorded goodwill of $184.7 million. See Note 5 for additional information related to the acquisition.

Intangibles

The following table summarizes intangible assets with a finite useful life included within other asset, noncurrent on the consolidated balance sheet:

	As of January 31,					
	2025			**2024**		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Value**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Value**
	(in thousands)					
Customer relationships	$ 31,732	$ (14,044)	$ 17,688	$ 31,732	$ (7,684)	$ 24,048
Technology	26,959	(14,080)	12,879	26,959	(8,676)	18,283
Assembled workforce	7,034	(4,191)	2,843	7,034	(2,430)	4,604
Total	$ 65,725	$ (32,315)	$ 33,410	$ 65,725	$ (18,790)	$ 46,935

Intangible asset amortization expense was $13.5 million, $12.5 million, and $5.3 million for the fiscal years ended January 31, 2025, 2024 and 2023, respectively.

Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

	As of January 31, 2025
	(in thousands)
Year Ending January 31,	
2026	13,000
2027	12,088
2028	7,105
2029	1,217
2030	—
Thereafter	—
Total amortization expense	33,410

The following table summarizes intangible assets with an indefinite useful life included within other asset, noncurrent on the consolidated balance sheet:

	As of January 31,			
	2025		2024	
	(in thousands)			
Domain and IP Addresses	$	20,232	$	20,232
Patents and trade names		5,007		5,007
Total	$	25,239	$	25,239

For the years ended January 31, 2025, 2024 and 2023, there were no intangible assets impairment losses.

9. Commitments and Contingencies

Non-cancelable Purchase Obligations

In the normal course of business, we enter into non-cancelable purchase commitments with various parties to purchase primarily software-based services. As of January 31, 2025, we had outstanding non-cancelable purchase obligations with a term of less than 12 months of $236.5 million and non-cancelable purchase obligations with a term 12 months or longer of $233.7 million.

Indemnifications and Contingency

Our agreements with certain larger customers include certain provisions for indemnifying customers against liabilities if our services infringe a third party's intellectual property rights. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that may be involved in each particular agreement. To date, we have not incurred any material costs as a result of such provisions and have not accrued any liabilities related to such obligations in our consolidated financial statements.

In addition, we have indemnification agreements with our directors and our executive officers that require us, among other things, to indemnify our directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of those persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by us, arising out of that person's services as our director or officer or that person's services provided to any other company or enterprise at our request. We maintain director and officer insurance coverage that may enable us to recover a portion of any future indemnification amounts paid. To date, there have been no claims under any of our directors' and executive officers' indemnification provisions.

Sales and Other Tax Liabilities

We conduct operations in many tax jurisdictions. In many jurisdictions, non-income-based taxes, such as sales and use tax and other indirect taxes, are assessed on our operations. Although we are diligent in collecting and remitting such taxes, there is uncertainty as to what constitutes sufficient presence for a jurisdiction to levy taxes, fees, and surcharges for sales made over the Internet. As of January 31, 2025 and 2024, we recorded sales and other tax liabilities of $83.3 million and $77.7 million, respectively, of which $41.8 million and $35.5 million are included in accrued expenses and other current liabilities, respectively, and $41.5 million and $42.3 million are included in other liabilities, noncurrent, respectively, in our consolidated balance sheets, based on our best estimate of the probable liability for the loss contingency incurred as of those dates. Our estimate of a probable outcome under the loss contingency is based on analysis of our sales and marketing activities, revenue subject to sales tax, and applicable regulations in applicable jurisdictions in each period. No significant adjustments to the sales and other tax liabilities have been recognized in the accompanying consolidated financial statements for changes to the assumptions underlying the estimate; however, changes in our assumptions may occur in the future as we obtain new information, which can result in adjustments to the recorded liability.

Legal Proceedings

In June 2020, we received a grand jury subpoena from the Department of Justice's U.S. Attorney's Office for Eastern District of New York ("EDNY"), which requested information regarding our interactions with foreign governments and foreign political parties, including the Chinese government, as well as information regarding storage of and access to user data, the development and implementation of Zoom's privacy policies, and the actions we took responding to law enforcement requests from the Chinese government. In July 2020, we received subpoenas from the Department of Justice's U.S. Attorney's Office for the Northern District of California ("NDCA") and the SEC. Both subpoenas seek documents and information relating to various security, data protection and privacy matters, including our encryption, and our statements relating thereto, as well as calculation of usage metrics and related public statements. In addition, the NDCA subpoena seeks information relating to any contacts between our employees and representatives of the Chinese government, and any attempted or successful influence by any foreign government in our policies, procedures, practices, and actions as they relate to users in the United States. We have since received additional subpoenas from EDNY and NDCA seeking related information. We are fully cooperating with all of these investigations and have conducted our own thorough internal investigation. These investigations are ongoing, and a negative outcome in any or all of these matters could cause us to incur substantial fines, penalties, or other financial exposure, as well as reputational harm. During the fiscal year ended January 31, 2025, we recorded an $18.0 million accrual with respect to a tentative settlement offer for the SEC matter that remains subject to SEC approval. We do not know when these matters will be completed, including the SEC matter, which facts we will ultimately discover as a result of the investigations, or what actions the government may or may not take. We are unable to predict the ultimate outcome of these matters and are unable to reasonably estimate any range of possible loss beyond the $18.0 million settlement offer for the SEC matter.

On June 11, 2020 and July 30, 2020, purported shareholder derivative complaints were filed in the United States District Court for the District of Delaware. The first complaint names as defendants nine of our officers and directors, and the second complaint names eight of our officers and directors. The lawsuits assert state and federal claims and are based on the same alleged misstatements as the shareholder class action complaint. The lawsuits accuse our board of directors of failing to exercise reasonable and prudent supervision over our management, policies, practices, and internal controls. The plaintiffs seek unspecified monetary damages on behalf of us as well as governance reforms. On September 25, 2020, the derivative cases were consolidated. On October 27, 2021, a third substantially identical lawsuit was filed in the same court against the same defendants, seeking unspecified monetary damages and governance reforms. On November 17, 2021, all three derivative lawsuits were consolidated. The consolidated case was stayed pending resolution of the motion to dismiss the securities class action. On April 11, 2023, the court entered a stipulated order that required defendants to answer, move, or otherwise respond to the operative complaint by June 12, 2023. On June 12, 2023, defendants filed a motion to dismiss the consolidated case. On August 11, 2023, the plaintiff in the consolidated case filed an amended complaint. On October 18, 2023, defendants filed their motion to dismiss the amended complaint. On December 22, 2023, plaintiff filed her opposition to the motion to dismiss, and on January 26, 2024, defendants filed their reply in support of the motion to dismiss. On April 1, 2024, the parties notified the court that the parties are engaged in good-faith, material settlement discussions, and requested that the court stay any proceedings and rulings in connection with the pending motion to dismiss while the parties attempt to reach a proposed resolution of this action. On April 2, 2024, the Court stayed the case. On January 14, 2025, the parties executed a Stipulation of Settlement ("Stipulation") to resolve this matter. Under the terms of the Stipulation, in exchange for the release and dismissal with prejudice of all claims against all defendants in the matter, Zoom agreed to enact certain corporate governance reforms and to pay plaintiff's counsel a fee award of up to $1.35 million. The Stipulation and settlement remain subject to preliminary and final approval by the court. On January 16, 2025, plaintiff filed a motion for preliminary approval of the settlement. On February 6, 2025, the court held a hearing on the motion for preliminary approval of the settlement. We accrued the $1.35 million fee award and recorded it as a general and administrative expense in our consolidated statement of operations for the year ended January 31, 2025.

We are vigorously defending ourselves against these lawsuits. Given the uncertainty of litigation, the preliminary stage of the cases, and the legal standards that must be met for, among other things, class certification and success on the merits, except as otherwise described above, we cannot estimate the reasonably possible loss or range of loss that may result from these actions.

On April 7, 2020 and April 8, 2020, securities class action complaints were filed against us and two of our officers in the United States District Court for the NDCA. The plaintiffs are purported stockholders of ours. The complaints allege, among other things, that we violated Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 by making false and misleading statements and omissions of material fact about our data privacy and security measures. The complaints seek unspecified damages, interest, fees, and costs. On May 18, 2020, the actions were consolidated. On November 4, 2020, the court appointed a lead plaintiff. On December 23, 2020, the lead plaintiff filed a consolidated complaint. We filed a motion to dismiss the consolidated complaint on May 20, 2021. Plaintiff filed an opposition to our motion to dismiss on July 9, 2021. Our reply in support of the motion to dismiss was filed on August 9, 2021. On February 16, 2022, the court granted in part, and denied in part, our motion to dismiss. On March 14, 2022, we moved for reconsideration of the court's ruling on the motion to dismiss. On March 22, 2022, the court ordered plaintiff to respond to our motion, which plaintiff did on March 29, 2022. On April 22, 2022, we answered the complaint. On March 8, 2023, the court denied our motion for reconsideration. On April 6, 2023, the court entered a scheduling order. On July 17, 2023, the parties entered into a stipulation and agreement of settlement (the "Stipulation") to resolve this matter. Under the terms of the stipulation, in exchange for the release and dismissal with prejudice of all claims against all defendants in the matter, we have agreed to pay and/or cause our insurance carriers to pay a total of $150.0 million. The Stipulation and settlement remain subject to preliminary and final approval by the court. On July 25, 2023, the court entered an order staying further proceedings in the matter pending the filing of a motion for preliminary approval of the settlement. On October 17, 2023, lead plaintiff filed a motion for preliminary approval of the settlement. A hearing on the motion for preliminary approval was held on June 13, 2024, but the court has yet to enter a preliminary approval order. As a result of the settlement, we made net payments of $60.0 million ($150.0 million for the settlement net of $90.0 million covered by insurance) during the year ended January 31, 2024, of which $7.5 million had been accrued during the year ended January 31, 2023 and $52.5 million was recorded as a general and administrative expense in our consolidated statement of operations for the year ended January 31, 2024.

In addition, from time to time, we are involved in various other legal proceedings arising from the normal course of business activities. We are not presently a party to any other such litigation the outcome of which, we believe, if determined adversely to us, would individually, or taken together, have a material adverse effect on our business, operating results, cash flows, or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

10. Stockholders' Equity and Equity Incentive Plans

Dual-Class Common Stock Structure

In November 2018, we implemented a dual class common stock structure pursuant to which all the then-outstanding shares of our common stock were reclassified as Class B common stock and a new class of Class A common stock was authorized. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to 10 votes per share. The Class A and Class B common stock have the same dividend and liquidation rights. Each share of Class B common stock will automatically convert into one share of Class A common stock upon (a) any transfer of such share, except for certain permitted transfers described in our amended and restated certificate of incorporation and (b) the death of the holder of such share. In addition, each share of Class B common stock will be automatically converted into one share of Class A common stock upon the earliest of (a) the date that is six months following the death or incapacity of Eric S. Yuan (our CEO), (b) the date that is six months following the date that Mr. Yuan is no longer providing services to us or his employment is terminated for cause, (c) the date specified by the holders of a majority of the then-outstanding shares of convertible preferred stock, voting together on an as-converted basis, and the holders of a majority of the then-outstanding shares of Class B common stock, voting as a separate class, and (d) the 15-year anniversary of the closing of our IPO. In connection with the implementation of the dual-class common stock structure, each then-outstanding share of our convertible preferred stock became convertible into one share of Class B common stock, and all outstanding options to purchase shares of common stock became options to purchase an equivalent number of shares of Class B common stock.

Upon the effectiveness of the amended and restated certificate of incorporation in November 2018, the number of shares of common stock that are authorized to be issued consisted of 320,000,000 shares of Class A common stock, $0.001 par value per share and 300,000,000 shares of Class B common stock, $0.001 par value per share. Class A and Class B common stock are collectively referred to as "common stock" throughout the notes to the consolidated financial statements, unless otherwise noted.

Common Stock

Upon the completion of the IPO in April 2019, our amended and restated certificate of incorporation became effective, which also authorized the issuance of 2,000,000,000 shares of Class A common stock, $0.001 par value per share and 300,000,000 shares of Class B common stock, $0.001 par value per share.

We have the following shares of Class A common stock reserved for future issuance:

	As of January 31,	
	2025	2024
Stock options outstanding	2,394,918	3,314,228
RSUs outstanding	23,870,513	26,040,557
ESPP purchase rights outstanding	2,311,567	2,086,604
Remaining shares available for future issuance under the 2011 and 2019 plan	56,022,675	50,559,254
Remaining shares available for future issuance under the ESPP	18,807,595	14,712,385
Total shares of Class A common stock reserved	103,407,268	96,713,028

Stock Repurchase Plan

In February 2024, our Board of Directors authorized a stock repurchase program of up to $1.5 billion of our Class A common stock. In November 2024, our Board of Directors authorized the repurchase of an additional $1.2 billion of our outstanding Class A common stock. Repurchases of our Class A common stock may be effected from time to time, either on the open market (including preset trading plans), in privately negotiated transactions, and other transactions in accordance with applicable securities laws. The program does not obligate us to repurchase any specific number of shares and may be discontinued at any time.

During the fiscal year ended January 31, 2025, we repurchased and subsequently retired 15,888,316 shares of our Class A common stock for an aggregate amount of $1.1 billion. As of January 31, 2025, $1.6 billion of the repurchase authorization remained available.

Equity Incentive Plans

In 2011, we adopted the 2011 Global Share Plan ("2011 Plan"), under which officers, employees, and consultants were granted various forms of equity incentive compensation at the discretion of the board of directors, including stock options and restricted stock awards. In connection with the IPO, the shares of Class B common stock remaining available for issuance under the 2011 Plan became available for issuance for a corresponding number of shares of our Class A common stock under the 2019 Equity Incentive Plan ("2019 Plan"), which is a successor to and continuation of our 2011 Plan.

In April 2019, we adopted the 2019 Plan, which became effective in connection with our IPO. Our 2019 Plan provides for the grant of stock options, stock appreciation rights, RSU awards, performance awards, and other forms of awards. The awards generally vest over four years. The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of 10 years. The maximum number of shares of our Class A common stock that may be issued under our 2019 Plan will not exceed 58,300,889 shares of our Class A common stock, which is the sum of (1) 34,000,000 new shares, plus (2) an additional number of shares not to exceed 24,300,889, consisting of (A) shares that remain available for the issuance of awards under our 2011 Plan as of immediately prior to the time our 2019 Plan becomes effective and (B) shares of Class B common stock subject to outstanding stock options or other stock awards granted under our 2011 Plan that, on or after the 2019 Plan became effective, terminate, or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our Class A common stock reserved for issuance under our 2019 Plan automatically increases on February 1 of each calendar year, starting on February 1, 2020 through February 1, 2029, in an amount equal to (i) 5% of the total number of shares of our common stock (both Class A and Class B) outstanding on January 31 of the fiscal year before the date of each automatic increase or (ii) a lesser number of shares determined by our board of directors prior to the applicable February 1.

Stock Options

A summary of stock option activity under our equity incentive plan and related information is as follows:

| | Stock Options | | | |
	Outstanding Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)			
Outstanding as of January 31, 2024	3,314,228	$ 8.21	3.9	$ 189,921
Exercised	(908,844)	$ 5.08		$ 62,063
Canceled/forfeited/expired	(10,466)	$ 93.57		
Outstanding and Exercisable as of January 31, 2025	2,394,918	$ 9.02	2.6	$ 187,284

There were no options granted for the fiscal years ended January 31, 2025, 2024 and 2023. The intrinsic value of the options exercised, which represents the difference between the fair market value of our common stock on the date of exercise and the exercise price of each option, was $62.1 million, $90.0 million, and $121.5 million during the fiscal years ended January 31, 2025, 2024, and 2023, respectively. As of January 31, 2025, all options have vested and there is no unrecognized stock-based compensation expense remaining.

Restricted Stock Units

A summary of RSU activity under our equity incentive plan and related information is as follows:

| | RSUs | |
	Unvested RSUs	Weighted-Average Grant Date Fair Value Per Share
Unvested as of January 31, 2024	26,040,557	$ 83.14
Granted	13,811,816	$ 67.30
Vested	(12,095,006)	$ 85.54
Forfeited	(3,886,854)	$ 78.72
Unvested as of January 31, 2025	23,870,513	$ 73.48

As of January 31, 2025, unrecognized stock-based compensation expense related to outstanding unvested RSUs was $1,495.8 million, which is expected to be recognized over a weighted-average period of 2.6 years.

For the fiscal year ended January 31, 2025, we granted 1.7 million RSUs that contain both service and performance vesting criteria. The ultimate number of shares eligible to vest pursuant to these RSUs range from 0% to 100% of the target number of shares depending on achievement of the performance metrics. The number of RSUs with service and performance vesting conditions included in the granted amount in the table above reflects the shares that would be eligible to vest at 100% of the target amount.

2019 Employee Stock Purchase Plan

In April 2019, we adopted the 2019 ESPP, which became effective in connection with the IPO. A total of 9,000,000 shares of our Class A common stock were initially reserved for issuance under the ESPP. The number of shares of our Class A common stock reserved for issuance automatically increases on February 1 of each calendar year, beginning on February 1, 2020 through February 1, 2029, by the lesser of (1) 1% of the total number of shares of our common stock (both Class A and Class B) outstanding on the last day of the fiscal year before the date of the automatic increase, and (2) 7,500,000 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Under our current ESPP, Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lesser of (1) 85% of the fair market value of a share of our Class A common stock on the first date of an offering or (2) 85% of the fair market value of a share of our Class A common stock on the date of purchase. No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our Class A common stock based on the fair market value per share of our Class A common stock at the beginning of an offering for each calendar year such purchase right is outstanding or 3,000 shares. The 2019 ESPP provides for, at maximum, 27 months offering periods with four offering dates, generally in June and December of each year. The first offering period began on April 18, 2019. During the fiscal years ended January 31, 2025, 2024, and 2023, 1,066,977, 921,892, and 678,279 shares, respectively, of our Class A common stock were purchased under the ESPP.

As of January 31, 2025, unrecognized stock-based compensation expense related to the ESPP was $36.2 million, which is expected to be recognized over a weighted-average period of 1.6 years.

We estimated the fair value of ESPP purchase rights using a Black-Scholes option-pricing model with the following assumptions:

	Year Ended January 31,		
	2025	**2024**	**2023**
Expected term (years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Expected volatility	28.4% - 43.3%	30.0% - 57.6%	57.6% - 64.6%
Risk-free interest rate	4.2% - 5.4%	4.6% - 5.4%	2.2% - 4.8%
Expected dividend yield	—	—	—

The stock-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year Ended January 31,		
	2025	**2024**	**2023**
	(in thousands)		
Cost of revenue	$ 124,561	$ 143,798	$ 174,546
Research and development	333,767	336,309	361,720
Sales and marketing	319,631	381,298	532,371
General and administrative	153,350	195,756	217,115
Total stock-based compensation expense	931,309	1,057,161	1,285,752
Benefit from income taxes	(176,463)	(197,068)	(199,971)
Total stock-based compensation expense recorded to net income	$ 754,846	$ 860,093	$ 1,085,781

11.   Restructuring Activities

On February 7, 2023, we announced a restructuring plan (the "Plan") intended to reduce operating costs and continue advancing our ongoing commitment to profitable growth. The Plan included a reduction of our then-current workforce by approximately 15%. The execution of the Plan was completed as of July 31, 2023, and therefore no restructuring expense was recorded for the year ended January 31, 2025.

For the year ended January 31, 2024, we recorded net restructuring costs of $73.0 million, which consisted of $54.4 million related to employee transition, severance payments, and employee benefits; $17.3 million related to stock-based compensation awards; and $1.3 million for other related expenses.

The following table summarizes our restructuring expenses that were recorded as an operating expense in the consolidated statement of operations for the year ended January 31, 2024:

	Year Ended January 31, 2024
	(in thousands)
Cost of revenue	$ 7,119
Research and development	19,629
Sales and marketing	32,930
General and administrative	13,315
Total restructuring expenses	$ 72,993

There was no restructuring liability as of January 31, 2025 and January 31, 2024.

12.   Income Taxes

The components of the net income before the provision for income taxes were as follows:

		Year Ended January 31,				
		2025		**2024**		**2023**
		(in thousands)				
Domestic	$	1,238,452	$	792,495	$	196,224
Foreign		77,132		39,817		53,052
Total	$	1,315,584	$	832,312	$	249,276

The provision for income taxes was as follows:

		Year Ended January 31,				
		2025		**2024**		**2023**
		(in thousands)				
Current:						
Federal	$	323,625	$	257,913	$	254,505
State		52,186		44,457		33,548
Foreign		20,086		9,159		18,473
Total current income tax expense		395,897		311,529		306,526
Deferred:						
Federal		(78,476)		(88,110)		(173,941)
State		(12,875)		(20,201)		16,673
Foreign		800		(8,368)		(3,693)
Total deferred income tax expense		(90,551)		(116,679)		(160,961)
Total provision for income taxes	$	305,346	$	194,850	$	145,565

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate as follows:

		Year Ended January 31,				
		2025		**2024**		**2023**
		(in thousands, except percentages)				
Tax at federal statutory rate	$	276,270	$	174,785	$	52,277
State taxes		56,336		37,137		13,666
Foreign rate differential		141		2,943		1,017
Non-deductible compensation		15,757		10,639		10,231
Stock-based compensation		58,770		96,936		124,631
Permanent items		10,371		4,016		9,090
Foreign-derived intangible income deduction		(56,630)		(63,571)		(76,686)
Research and development credits		(49,813)		(39,226)		(38,127)
Tax uncertainties		7,478		2,674		2,296
Change in valuation allowance		(7,765)		(14,109)		39,288
Deferred rate change		(3,993)		(6,803)		2,014
Other		(1,576)		(10,571)		5,868
Total	$	305,346	$	194,850	$	145,565
Effective tax rate		23.2 %		23.4 %		58.4 %

Deferred income taxes result from differences in the recognition of amounts for tax and financial reporting purposes, as well as operating loss and tax credit carryforwards. Significant components of our deferred income tax assets as of January 31, 2025 and 2024 are as follows:

	As of January 31,	
	2025	**2024**
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 7,362	$ 12,995
Research and development credit carryforwards	6,586	16,610
Stock-based compensation	59,565	84,906
Accruals and reserves	43,953	39,295
Deferred revenue	328,114	308,152
Capitalized research expenditures	514,667	379,102
Operating lease liabilities	16,551	17,829
Other assets	2,957	4,105
Total deferred tax assets	979,755	862,994
Valuation allowance	(28,990)	(35,949)
Total deferred tax assets net of valuation allowance	950,765	827,045
Deferred tax liabilities:		
Property and equipment and intangible assets	(38,343)	(35,007)
Deferred contract acquisition costs	(76,439)	(83,862)
Operating right-of-use assets	(14,233)	(14,396)
Strategic investments	(75,290)	(35,480)
Total deferred tax liabilities	(204,305)	(168,745)
Net deferred tax assets	$ 746,460	$ 658,300

The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence during the year ended January 31, 2025, we believe that it is more likely than not that the tax benefits relating to U.S. losses that are capital in nature and certain state deferred tax assets may not be realized prior to expiration. Accordingly, we have maintained a valuation allowance against these deferred tax assets and intend to maintain the applicable valuation allowance until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

As of January 31, 2025, we had net operating loss carryforwards of approximately $1.8 million for federal income tax purposes, and $12.5 million for state income tax purposes, which will begin to expire in the year 2033 if unused. We also had certain foreign net operating loss carryforwards of $22.4 million, which have an indefinite life.

As of January 31, 2025, we also had research and development credit carryforwards of approximately $1.2 million for federal income tax purposes and $23.4 million for state income tax purposes. The federal research and development tax credits have a twenty-year carryover period while the state research and development tax credits carry forward indefinitely.

We indefinitely reinvest earnings from our foreign subsidiaries and therefore no deferred tax liability has been recognized on the basis difference created by such earnings. We have not provided foreign withholding taxes for any undistributed earnings of our foreign subsidiaries.

A reconciliation of the beginning and ending balance of total unrecognized tax benefits is as follows:

Unrecognized Tax Benefits (in thousands)	Year Ended January 31,					
		2025		2024		2023
Balance, beginning of year	$	41,772	$	30,404	$	19,171
Tax Positions taken in prior year:						
Gross increases		931		228		877
Gross decreases		—		—		—
Tax Positions taken in current year:						
Gross increases		13,650		12,415		10,547
Gross decreases		(19)		(891)		—
Lapse of Statute of Limitations		—		(384)		(191)
Acquisitions		—		—		—
Balance, end of year	$	56,334	$	41,772	$	30,404

As of January 31, 2025, gross unrecognized tax benefits related to uncertain tax positions were $56.3 million ($66.0 million total, including $9.7 million associated with interest and penalties). As of January 31, 2024, gross unrecognized tax benefits related to uncertain tax positions were $41.8 million ($46.5 million total, including $4.7 million associated with interest and penalties). As of January 31, 2023, gross unrecognized tax benefits related to uncertain tax positions were $30.4 million ($32.5 million total, including $1.6 million associated with interest and penalties). We recognized approximately $9.7 million, $4.7 million, and $1.6 million in potential interest and penalties associated with uncertain tax positions during fiscal years ended January 31, 2025, 2024, and 2023, respectively. To the extent taxes are not assessed with respect to uncertain tax positions, substantially all amounts accrued (including interest and penalties) will be reduced and reflected as a reduction of the overall income tax provision. Unrecognized tax benefits and associated accrued interest and penalties are included in our income tax provision.

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and various foreign jurisdictions. As of January 31, 2025, all of the years in which net operating losses or tax credits were utilized remain open to examination by the federal and state tax authorities. We believe that an adequate provision has been made for any adjustments that may result from tax examinations. Although the timing of the resolution, settlement, and closure of audits is not certain, we do not believe it is reasonably possible that our unrecognized tax benefits will materially change in the next 12 months.

As required by the 2017 Tax Cuts and Jobs Act, we started capitalizing research and development expenses incurred beginning in fiscal year 2023. These expenses are capitalized and amortized over five years for domestic research and fifteen years for international research. The mandatory capitalization requirement increases our cash tax liabilities but also decreases our effective tax rate due to increasing the foreign-derived intangible income deduction. The cash flow impact will decrease over time as capitalized research and development expenditures continue to amortize.

13. Net Income Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net income per share attributable to common stockholders for the periods presented:

	Year Ended January 31,					
	2025		2024		2023	
	Class A	Class B	Class A	Class B	Class A	Class B
Numerator:	(in thousands, except share and per share data)					
Net income	$ 861,755	$ 148,483	$ 538,554	$ 98,908	$ 87,246	$ 16,465
Less: undistributed earnings attributable to participating securities	—	—	—	—	—	(7)
Net income attributable to common stockholders, basic	$ 861,755	$ 148,483	$ 538,554	$ 98,908	$ 87,246	$ 16,458
Reallocation of net income attributable to common stockholders	(5,170)	5,170	(4,653)	4,653	(1,205)	1,205
Net income attributable to common stockholders, diluted	$ 856,585	$ 153,653	$ 533,901	$ 103,561	$ 86,041	$ 17,663
Denominator:						
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	262,715,505	45,266,466	254,084,540	46,663,622	249,494,904	47,065,597
Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	267,148,873	47,920,709	258,398,674	50,121,223	252,413,234	51,818,116
Net income per share attributable to common stockholders, basic	$ 3.28	$ 3.28	$ 2.12	$ 2.12	$ 0.35	$ 0.35
Net income per share attributable to common stockholders, diluted	$ 3.21	$ 3.21	$ 2.07	$ 2.07	$ 0.34	$ 0.34

The potential shares of common stock that were excluded from the computation of diluted net income per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year Ended January 31,					
	2025		2024		2023	
	Class A	Class B	Class A	Class B	Class A	Class B
Outstanding stock options	95,963	—	109,441	—	88,019	—
Unvested RSUs	8,082,027	—	9,124,205	—	9,228,633	—
Purchase rights committed under the ESPP	1,236,530	—	1,789,166	—	1,674,853	—
Total	9,414,520	—	11,022,812	—	10,991,505	—

For the years ended January 31, 2025, 2024, and 2023, the table above does not include 405,156 of issued Class A common stock held by us that are reserved for the sole purpose of being transferred to nonprofit organizations.

14. Segment Information

Our CEO is the Chief Operating Decision Maker ("CODM") of the Company. The Company manages the business activities on a consolidated basis and all information provided to and reviewed by our CODM is compiled at the consolidated entity level. Therefore, we have only one operating and reportable segment. The description of the types of products and services from which the reportable segment derives its revenue is the same as those described in the Summary of Business and Significant Accounting Policies.

The measure of segment profit or loss that our CODM uses to allocate resources and assess performance is our consolidated net income. The CODM uses net income to monitor results and to decide whether to reinvest profits. Our CODM does not assess segment performance or make decisions using asset or liability information.

The following table summarizes the significant segment expenses regularly provided to the CODM as well as other segment items:

	Year Ended January 31,		
	2025	2024	2023
Revenue	$ 4,665,433	$ 4,527,224	$ 4,392,960
Adjusted cost of revenue [1]	984,916	908,283	912,913
Adjusted research and development [1]	500,177	430,117	393,548
Adjusted sales and marketing [1]	1,090,294	1,116,356	1,153,660
Adjusted general and administrative [1]	252,152	297,580	353,755
Stock-based compensation expense	931,309	1,057,161	1,285,752
Interest income	(340,474)	(210,009)	(54,103)
Other segment items [2]	(68,525)	95,424	98,159
Provision for income taxes	305,346	194,850	145,565
Segment net income	1,010,238	637,462	103,711
Adjustments and reconciling items	—	—	—
Consolidated net income	1,010,238	637,462	103,711

[1] Excludes stock-based compensation expense and related payroll taxes, acquisition-related expenses, restructuring expenses, and litigation settlements, net

[2] Includes stock-based compensation related payroll taxes, acquisition-related expenses, restructuring expenses, litigation settlements, net, gains on strategic investments, net, and other income, net excluding interest income

The following table presents our property and equipment, net of depreciation and amortization, by geographic region:

	As of January 31,	
	2025	2024
	(in thousands)	
Americas	$ 238,328	$ 202,022
APAC	51,036	45,321
EMEA	41,111	46,361
Total property and equipment, net	$ 330,475	$ 293,704

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that its internal control over financial reporting was effective as of January 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

The effectiveness of our internal control over financial reporting as of January 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) that occurred during the quarter ended January 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Disclosure Controls and Procedures

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. OTHER INFORMATION

Trading Arrangements

During the Company's last fiscal quarter, the Company's directors and officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated the contracts, instructions or written plans for the purchase or sale of the Company's securities set forth in the table below.

| Name and Position | Action | Adoption/ Termination Date | Type of Trading Arrangement | | Total Shares of Class A Common Stock to be Sold*** | Expiration Date |
			Rule 10b5-1*	Non-Rule 10b5-1**		
Santiago Subotovsky, Director	Adoption	12/19/2024	X		64,350	03/27/2026
Velchamy Sankarlingam, President, Product and Engineering	Adoption	01/14/2025	X		Up to 143,201****	04/22/2026
* Contract, instruction or written plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.						
** "Non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K under the Exchange Act.						
*** Represents the maximum number of shares that may be sold pursuant to the 10b5-1 arrangement. The actual number of shares sold will be dependent on the satisfaction of certain conditions as set forth in the written plan.						
**** The plan provides for the sale of up to 75% of the shares vested during the plan period, net of any shares we withhold to satisfy income tax withholding, the amount of which cannot currently be determined. A maximum of 143,201 shares are eligible to vest during the plan period.						

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We maintain a Code of Business Conduct and Ethics that incorporates our code of ethics applicable to all employees, including all directors and executive officers. Our Code of Business Conduct and Ethics is published on our Investor Relations website at investors.zoom.us under "Corporate Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on the website address and location specified above.

The remaining information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2025.

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2025.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2025.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2025.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after January 31, 2025.

PART IV
Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) Consolidated financial statements:

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules:

Schedule II: Valuation and Qualifying Accounts is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the consolidated financial statements and notes thereto.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes herein.

(3) Exhibits

The documents listed in the following Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Zoom Video Communications, Inc.	8-K	001-38865	3.1	April 23, 2019
3.2	Certificate of Amendment to Certificate of Incorporation of Zoom Communications, Inc.	8-K	001-38865	3.1	November 25, 2024
3.3	Amended and Restated Bylaws of Zoom Communications, Inc.	8-K	001-38865	3.2	November 25, 2024
4.1	Form of Class A Common Stock Certificate	S-1/A	333-230444	4.1	April 8, 2019
4.2#	Third Amended and Restated Investors' Rights Agreement by and among the Registrant and certain of its stockholders, dated December 1, 2016	S-1	333-230444	4.2	March 22, 2019

4.3	Description of Securities				
10.1#	Zoom Video Communications, Inc. Fourth Amended and Restated 2011 Global Share Plan, and forms of agreements thereunder	S-1	333-230444	10.1	March 22, 2019
10.2#	Zoom Communications, Inc. 2019 Equity Incentive Plan, as amended, and forms of agreements thereunder				
10.3	Zoom Video Communications, Inc. 2019 Equity Incentive Plan Non-Employee Director Global Restricted Stock Unit Award Grant Notice, as amended	10-Q	001-38865	10.3	September 3, 2020
10.4	Zoom Video Communications, Inc. 2019 Equity Incentive Plan Global RSU Award Grant Notice (Performance Vesting, Non-Executive)				
10.5	Zoom Video Communications, Inc. 2019 Equity Incentive Plan Global RSU Award Grant Notice (Performance Vesting, Executive)	10-Q	001-38865	10.1	May 22, 2024
10.6#	Zoom Communications, Inc. 2019 Employee Stock Purchase Plan				
10.7#	Form of Indemnification Agreement entered into by and between the Registrant and each director and executive officer	S-1	333-230444	10.4	March 22, 2019
10.8#	Zoom Video Communications, Inc. Non-Employee Director Compensation Policy, as amended	10-K	001-38865	10.7	March 3, 2023
10.9#	Zoom Communications, Inc. 2019 Equity Incentive Plan Global RSU Award Grant Notice (Executive)				
10.10#	Zoom Communications, Inc. 2019 Equity Incentive Plan Global RSU Award Grant Notice				
10.11#	Zoom Video Communications, Inc. 2019 Equity Incentive Plan Non-Employee Director Global RSU Award Grant Notice	10-Q	001-38865	10.3	September 13, 2019
10.12#	Confirmatory Offer Letter by and between the Registrant and Eric S. Yuan, dated December 18, 2018	S-1	333-230444	10.5	March 22, 2019
10.13#	Confirmatory Offer Letter by and between the Registrant and Aparna Bawa, dated December 18, 2018	S-1	333-230444	10.6	March 22, 2019
10.14#	Offer Letter by and between the Registrant and Velchamy Sankarlingam dated May 19, 2020	10-Q	001-38865	10.1	September 3, 2020
10.15#	Director Offer Letter by and between the Registrant and Lieut. General H.R. McMaster dated May 6, 2020	10-Q	001-38865	10.2	September 3, 2020
10.16#	Director Offer Letter by and between the Registrant and Janet Napolitano dated November 2, 2020	10-K	001-38865	10.17	March 18, 2021
10.17#	Director Offer Letter by and between the Registrant and William R. McDermott dated February 23, 2022	10-Q	001-38865	10.2	May 25, 2022
10.18#	Director Offer Letter by and between the Registrant and Cindy Hoots dated January 4, 2023	10-K	001-38865	10.20	March 3, 2023
10.19#	Offer Letter between Zoom Video Communications, Inc. and Michelle Chang, dated September 25, 2024.	8-K	001-38865	10.1	October 1, 2024
10.20	Lease Agreement dated August 1, 2016, as amended, by and between Zoom Video Communications, Inc. and KBSIII Almaden Financial Plaza, LLC	S-1	333-230444	10.9	March 22, 2019
10.21	Fourth Amendment to Lease Agreement by and between the Registrant and KBSIII Almaden Financial Plaza, LLC	10-Q	001-38865	10.5	September 13, 2019
10.22	Fifth Amendment to Lease Agreement by and between Zoom Video Communications, Inc. and KBSIII Almaden Financial Plaza, LLC dated March 9, 2020	10-Q	001-38865	10.1	June 5, 2020
10.23#	Zoom Video Communications, Inc. Officer Incentive Plan, as amended	10-K	001-38865	10.21	March 7, 2022
10.24#	Zoom Video Communications, Inc. Severance and Change in Control Plan and form of Participation Agreement thereunder	10-Q	001-38865	10.2	August 24, 2022
19.1	Zoom Communications, Inc. Insider Trading Policy				
21.1	List of subsidiaries of the Registrant				
23.1	Consent of KPMG LLP, independent registered public accounting firm				
24.1	Power of Attorney (reference is made to the signature page hereto)				

	31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
	31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
	32.1†	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
	97.1	Zoom Video Communications, Inc. Clawback Policy	10-K	001-38865	97.1	March 4, 2024
	101.INS	XBRL Instance Document				
	101.SCH	XBRL Taxonomy Extension Schema Document				
	101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				
	101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				
	101.LAB	XBRL Taxonomy Extension Label Linkbase Document				
	101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				
	104	Cover Page Interactive Data File (formatted as inline XBRL)				

#	Indicates a management contract or compensatory plan or arrangement.
†	The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

(b) Financial Statement Schedules

Schedule II: Valuation and Qualifying Accounts

The table below details the activity of the accounts receivable allowances and deferred tax asset valuation allowance for the fiscal years ended January 31, 2025, 2024, and 2023:

	Balance at Beginning of Year	Additions	Write-offs or Deductions	Balance at End of Year
	(in thousands)			
Year ended January 31, 2025				
Accounts receivable allowances	$ 32,371	$ 27,236	$ (37,529)	$ 22,078
Deferred tax asset valuation allowance	$ 35,949	$ —	$ (6,959)	$ 28,990
Year ended January 31, 2024				
Accounts receivable allowances	$ 33,206	$ 52,730	$ (53,565)	$ 32,371
Deferred tax asset valuation allowance	$ 53,570	$ 599	$ (18,220)	$ 35,949
Year ended January 31, 2023				
Accounts receivable allowances	$ 24,696	$ 57,142	$ (48,632)	$ 33,206
Deferred tax asset valuation allowance	$ 12,605	$ 40,965	$ —	$ 53,570

All other financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Form 10-K.

Item 16. FORM 10-K SUMMARY

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ZOOM COMMUNICATIONS, INC.


Date: February 28, 2025	By:	/s/ Eric S. Yuan
		Eric S. Yuan
		President and Chief Executive Officer
		(Principal Executive Officer)
Date: February 28, 2025	By:	/s/ Michelle Chang
		Michelle Chang
		Chief Financial Officer
		(Principal Financial Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Eric S. Yuan, Michelle Chang, and Aparna Bawa, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Eric S. Yuan Eric S. Yuan	President, Chief Executive Officer and Director *(Principal Executive Officer)*	February 28, 2025
/s/ Michelle Chang Michelle Chang	Chief Financial Officer *(Principal Financial Officer)*	February 28, 2025
/s/ Shane Crehan Shane Crehan	Chief Accounting Officer *(Principal Accounting Officer)*	February 28, 2025
/s/ Jonathan Chadwick Jonathan Chadwick	Director	February 28, 2025
/s/ Mike Fenger Mike Fenger	Director	February 28, 2025
/s/ Peter Gassner Peter Gassner	Director	February 28, 2025
/s/ Cindy Hoots Cindy Hoots	Director	February 28, 2025
/s/ William R. McDermott William R. McDermott	Director	February 28, 2025
/s/ Herbert Raymond McMaster Herbert Raymond McMaster	Director	February 28, 2025
/s/ Janet Napolitano Janet Napolitano	Director	February 28, 2025
/s/ Dan Scheinman Dan Scheinman	Director	February 28, 2025
/s/ Santiago Subotovsky Santiago Subotovsky	Director	February 28, 2025

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the platform into a range of actionable, collaborative content. Adoption has been strong; in Q4 usage more than doubled quarter over quarter. We believe these advancements have made Zoom Workplace better than ever at helping teams working from anywhere get more of their best work done.

Scaling growth businesses

Zoom Contact Center continued its rapid ascent in FY25. In Q3 Zoom surpassed 1,250 total Contact Center customers and closed our largest deal by seats sold to date with Agencia Tributaria, the Spanish equivalent of the IRS. We continued to build on that strong momentum in Q4, growing the number of Contact Center customers with over $100k in ARR by more than 100% year over year and landing our largest ARR deal yet with a prominent Fortune 100 U.S. technology company.

AI has been a key driver behind these wins, as shown by the growing traction of our higher-tier CX solutions. These SKUs are powered by generative AI, delivering real-time assistance through features like AI Expert Assist, Quality Management, and Workforce Management. Meanwhile, we've boosted Zoom Virtual Agent with advanced reasoning capabilities, enabling it to handle complex conversations while maintaining context, further enhancing our differentiated value proposition for customers looking to future-proof their customer experience.

Workvivo has emerged as a key growth driver, delivering record results and accelerating across all regions in the back half of FY25. In Q4 Workvivo customer count grew 89% year over year, and landed several seven-figure ARR deals with global brands like Delta and a Fortune 10 company, among others. Our exclusive migration partnership with Meta contributed to this strong momentum. By deeply integrating Workvivo into Zoom Workplace, we're creating a seamless experience where communication, culture, and collaboration come together—a key advantage as companies look to boost engagement in flexible work environments and extend reach beyond knowledge workers to the frontline.

Disciplined execution driving shareholder value

Despite FX headwinds and pressures in key industries, FY25 total revenue grew 3% with Enterprise revenue growing 5%, both of which accelerated in the second half. In FY25 Online

Average Monthly Churn reached a new low—a clear sign of how deeply our platform approach is resonating with customers.

We've maintained a disciplined focus on driving top-line growth while improving operational efficiency. In FY25 operating cash flow rose 22% to over $1.9 billion and we delivered a 5.8-point expansion in GAAP operating margin, driven by increased focus on prioritizing investments and controlling share-based compensation. We continue to invest in AI, drive ongoing data center efficiencies, and optimize go-to-market strategies, fueling innovation and positioning Zoom for sustainable long-term growth.

As our cash flow continues to grow and our balance sheet remains robust, we are focused on ensuring our external capital deployment is just as efficient and value-driven as our internal investment strategies. In FY25 we authorized an incremental $1.2 billion share repurchase to supplement our existing $1.5 billion buyback program, demonstrating our continued confidence in Zoom's long-term growth trajectory. Our strong cash flow generation allows us to invest in long-term value creation through targeted investments in innovation, ongoing buybacks and selective M&A opportunities.

Reinforcing our values and looking ahead

As I reflect on FY25 with gratitude, I'm incredibly proud of Zoom's continued positive and meaningful impact on the global community. Amid ongoing macroeconomic uncertainty, we remain anchored in our enduring culture of delivering happiness to our customers and employees, and our core value of Care. I am confident that our AI-first platform strategy has significantly strengthened our position over the past year. Looking ahead, we see tremendous opportunity as customers seek modern, integrated solutions to drive productivity, engagement, and exceptional customer experiences. With second-to-none product innovation, a maturing go-to-market engine, and strong financial discipline, Zoom is well positioned as we execute on our key priorities and look to drive sustainable growth and value for shareholders.

Looking Forward,

Eric S. Yuan
Zoom Founder, CEO, and Stockholder

(continued from front cover)

Zoom Communications

55 Almaden Boulevard, 6th Floor, San Jose, CA 95113
zoom.us | 1-888-799-9666 | Investors@Zoom.us